Exhibit 99.1

About Emera

We’re a team of experts focused on building a cleaner energy future. Our Environmental, Social and Governance (“ESG”) commitments are core to our strategy and we’re leading the way to a cleaner energy future with clear climate goals and a vision to achieve net-zero carbon emissions by 2050. We primarily invest in regulated electric and gas utilities, driving predictable returns and steady growth for our investors, enabling us to reinvest in our teams, our companies and our communities.

Table of Contents

Notice of the Annual Meeting	8

Management Information Circular	9

Annual Meeting of Shareholders	10

Meeting Details	11

Voting Instructions	11

Items to Be Discussed	14

Director Nominees Information	16

Skills and Experience Matrix	28

Governance	33

Statement of Corporate Governance Practices	34

Executive Compensation	63

Message from the Management Resources and

Compensation Committee to Our Shareholders	64

Statement of Executive Compensation	66

Compensation Discussion and Analysis	73

Performance Graph	88

NEO Summary Compensation Table	90

Appendix “A” – Board of Directors Charter	103

Appendix “B” – Resolution Amending the

Senior Management Stock Option Plan	105

FORWARD-LOOKING INFORMATION

This Circular contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking information”). Words such as anticipates, believes, budget, could, estimates, expects, forecast, intends, may, might, plans, projects, schedule, should, targets, will, would and similar expressions are often intended to identify forward-looking information, although not all forward- looking information contains these identifying words. References to “Emera” in this section include references to the subsidiaries of Emera.

The forward-looking information includes, without limitation, statements which reflect the current view of Emera’s management with respect to Emera’s objectives, plans, financial and operating performance, carbon dioxide emissions reduction goals, business prospects and opportunities. All such forward-looking information is provided pursuant to safe harbour provisions contained in applicable securities laws.

The forecasts and projections that make up the forward-looking information are based on reasonable assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; expectations regarding the nature, timing and costs of capital investments of Emera and its subsidiaries; continued investment in solar, wind and hydro generation; sufficient liquidity and capital resources; the absence of significant changes in government energy plans and environmental laws and regulations that may materially affect Emera’s operations and cash flows; and sufficient human resources to deliver service and execute Emera’s capital investment plan.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors that could cause results or events to differ from current expectations include, but are not limited to: regulatory and political risk; changes in economic conditions; liquidity and capital market risk; future dividend growth; timing and costs associated with certain capital investments; global climate change; regulatory and government decisions, including changes to environmental legislation; uncertainties associated with infectious diseases, pandemics and similar public health threats, such as the COVID-19 novel coronavirus (“COVID-19”) pandemic; labour relations; and availability of labour and management resources.

Readers are cautioned not to place undue reliance on forward-looking information as actual results could differ materially from the plans, expectations, estimates or intentions and statements expressed in the forward-looking information. For additional information with respect to certain of these risks or factors, refer to the continuous disclosure materials filed from time to time by Emera with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. All such forward-looking information is qualified in its entirety by the above cautionary statements and, except as required by law, Emera undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Emera at a Glance

Data is as of December 31, 2022, unless otherwise indicated.

From our origins as a single electric utility in Nova Scotia, Emera has grown into an energy leader with $40 billion in total assets, serving 2.5 million customers in Canada, the US and the Caribbean. Our companies include electric and natural gas utilities, gas pipelines, and energy marketing and trading operations.

10%
annualized growth in adjusted net income[1] since 2017

94%
shareholder support in 2022 "Say on Pay" vote

99%
average vote in favour of the election of our Director Nominees for 2022

42%
of Emera Board Directors are women, including our Chair

$5.3B+
of capital plan through 2025 committed to cleaner energy and reliability projects

17%
improvement in our lost-time frequency rate compared to our 5-year average

1

Based on 2022 adjusted net income, excluding Corporate costs of $267 million. Adjusted net income is a non-GAAP measure which does not have standardized meaning under USGAAP. For more information and a reconciliation to the nearest GAAP measure, refer to “Non-GAAP Financial Measures and Ratios” in Emera’s Q4 2022 MD&A.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Our Strategy

For nearly two decades, we’ve been focused on safely delivering cleaner, reliable energy at a pace that’s balanced with the cost impacts for our customers.

EXPERT TEAMS	DELIVERING FOR OUR CUSTOMERS	DRIVING GROWTH AND REINVESTMENT

We’re a team of experts leading the way to a cleaner energy future as we work toward our 2050 net-zero vision.	Every day, we’re safely and cost- effectively delivering cleaner, more reliable energy for our customers.	Delivering for our customers drives predictable returns and steady growth for our investors, enabling us to reinvest in our teams, companies and communities.

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OUR CLIMATE COMMITMENT[1]
Our Climate Commitment sets out clear CO_2 reduction goals and our vision to achieve net-zero by 2050.
2040 GOAL
80% reduction in CO_2 emissions and **last coal unit retired** no later than 2040
2025 GOAL
CO_2
55% reduction in CO_2 emissions
2050 VISION
Net-zero
CO_2 emissions

1 Our Climate Commitment goals are compared to 2005 levels.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Why Invest in Emera

Through our proven strategy and our portfolio of high-quality, regulated utilities, our expert teams across Emera continue to drive long-term value for shareholders.

Visible Growth Plan

$8B to $9B capital investment plan[1] through 2025	7% to 8% forecasted rate base growth through 2025

65% of adjusted net income[2], excluding Corporate costs, came from Florida in 2022	75% of CapEx plan from 2023–2025 is focused in Florida — the fastest growing US state in 2022

Strong, ESG-Driven Strategy	Sustainable Dividend Growth	Constructive Regulatory Environments

63% of capital plan to 2025 committed to decarbonization and reliability	4% to 5% dividend growth target through 2025	Highly rated regulatory environments

$18M invested in our communities in 2022[3]	5.3% dividend yield[4]	89% of adjusted net income[2], excluding Corporate costs, derived from our four core regulated utilities

1	Emera’s capital investment plan includes a $240 million equity investment in 2023.
2

Based on 2022 adjusted net income, excluding Corporate costs of $267 million. Adjusted net income is a non-GAAP measure which does not have standardized meaning under USGAAP. For more information and a reconciliation to the nearest GAAP measure, refer to “Non-GAAP Financial Measures and Ratios” in Emera’s Q4 2022 MD&A.

3	Includes a one-time, $5 million contribution to the University of South Florida to establish the TECO Clean Energy Research Center.
4	As of December 31, 2022. Our share price on this date was $51.75.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Fellow Shareholders,

On behalf of Emera’s Board of Directors and management team, we’re pleased to invite you to our Annual Meeting of Shareholders on May 24, 2023. Details about the meeting and how to participate are available on page 11 of this Circular.

2022 was challenging on a number of fronts, with rising inflation rates, supply chain issues and two historic hurricanes. We were also challenged by the introduction and passage of Bill 212 in Nova Scotia, which directly and negatively impacted Nova Scotia Power, and in turn Emera’s total shareholder return (“TSR”) for the year. Despite these challenges, a lot was accomplished in the year as our team continued to advance our strategy of safely delivering cleaner, more reliable energy to our customers with a focus on delivering growth and long-term value for our shareholders.

OUR PROVEN STRATEGY AND ESG FOCUS

Our Environmental, Social and Governance (ESG) focus is driving our growth and shaping our commitments to our customers, communities, shareholders and team.

Environmental

We’re leading a balanced energy transition that’s driving growth through strategic investments that reduce the carbon intensity of the energy we deliver to our customers. Our focus and responsibility remains on doing this in a manner and at a pace that is cost-effective for our customers and does not sacrifice system reliability.

Our Climate Commitment articulates our goals and vision to achieve net-zero CO2 emissions by 2050 with a focus on reducing the use of coal in our generation mix. The team is making progress and, in 2022, less than 20 per cent of our energy generation came from coal, compared to almost 60 per cent in 2005 – a 68 per cent reduction. We also achieved a 41 per cent overall reduction in CO2 emissions compared to 2005 levels.

The execution of our strategy in 2022 was evidenced by our $2.6 billion of capital investment, largely focused on cleaner energy and reliability investments. This included the final investment in and completion of the Big Bend Modernization project at Tampa Electric. This ambitious project was delivered safely, on time and under budget. Big Bend is now one of the most efficient natural gas plants in North America and is estimated to produce enough energy to power more than 250,000 homes and save customers more than $700 million USD over its 30-year life span – all while reducing carbon emissions.

We also continued to invest in solar generation in Florida. At the end of 2022, Tampa Electric had more than 1,000 MW of solar generation in its fleet, and it continues to have the highest proportion of solar generation per customer of any utility in Florida. These investments are not only helping us deliver on our Climate Commitment, but they also saved customers over $80 million USD in avoided fuel costs last year.

Our investment in the transformative $1.8 billion Maritime Link project saved Nova Scotia customers almost $100 million in 2022 by replacing expensive high-carbon generation with clean hydro energy from Newfoundland and Labrador. These savings to customers represent over $250 million in avoided fuel costs netted against the costs of the Link included in customer rates in 2022. The clean hydro electricity we are receiving through the Nova Scotia block of energy over the Maritime Link will continue to deliver value to customers for decades to come.

Innovation and new technologies play an important role in our ability to achieve carbon reduction goals. We continue to advance our work on microgrids, battery storage and electric vehicle smart chargers. Through Emera Technologies, our BlockEnergy microgrid solution continues to be tested and enhanced as part of two successful residential pilot projects, with a third expected to be completed later this year.

To keep building on our progress, more than 60 per cent of Emera’s $8.4 billion capital plan through 2025 will be directed to clean energy and reliability initiatives.

Social

We understand that the success of our business is dependent on the support of our customers and the communities where we operate, and it is driven by the strength and commitment of our team. Our social commitments continue to shape our culture and drive our performance.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Diversity, Equity and Inclusion (“DEI”)

We know a strong, diverse and inclusive workforce is critical to building and maintaining the right team to guide the complex transition to a clean energy future. We continue to advance initiatives to foster DEI across Emera and to create safe, diverse workplaces where everyone feels included and supported.

Based on self-identification surveys and feedback from our teams, we’ve continued to identify areas for improvement that will drive further diversity across Emera. To support DEI-focused education and awareness, we launched an Emera-wide DEI learning program in 2022. Through this platform, we’re sharing consistent information to support meaningful discussion, increase diversity, equity and inclusion, and cultivate positive change across our companies. While there’s still a lot of work ahead, we are proud of the progress we are making.

DEI continues to be an area of considerable focus for our Board of Directors as well. We believe diversity on our Board broadens discussion, fosters more effective decision-making and ultimately strengthens corporate governance. Emera’s Board of Directors adopted a Board Diversity Policy that adds additional rigour and transparency to our renewal, recruitment and board succession strategies. In 2023, the minimum requirement for women on the Board was updated from 30 per cent to 40 per cent. For the upcoming Annual Meeting of Shareholders, 45 per cent of our Director nominees are women, including our Chair. Of the 21 external directors that serve on the Boards of our four largest operating companies, 47 per cent are female and 33 per cent are Black, Hispanic or Indigenous.

Focus on Safety

The safety of our teams, customers and communities is our number one priority. Sadly, early in 2022 we had an employee fatality in Nova Scotia. This tragic loss of our colleague was felt right across our organization. Every member of our team is committed to learning from this tragedy as we work toward an Emera where no one gets hurt. In 2022, we made meaningful progress on our critical safety programs, achieving reductions in our lost-time incident rates in the majority of our operating companies. Overall, we reduced our frequency of lost-time safety incidents by 17 per cent across Emera.

Governance

Strong corporate governance is another essential pillar of our performance culture. We continue to develop and embed policies and practices representing high standards of governance across all of our businesses and activities.

In 2022, led by the Risk and Sustainability Committee (“RSC”), the Board oversaw the ongoing integration of our core ESG priorities across our business. The RSC regularly reviews our ESG disclosures and identifies opportunities for additional transparency. Throughout the year, the RSC, along with the entire Board, has been supporting the team as we prepare for mandatory climate-related disclosures that are being contemplated by North American securities regulators.

At our Annual Meeting, 11 Directors are standing for re-election. We would like to acknowledge long-time Director Rick Sergel, who is retiring from the Emera Board this year. Since joining the Board in 2010, Rick has provided invaluable guidance and expertise. His deep experience in the US electricity sector, along with his extensive regulatory background, has been of great benefit to Emera. Rick will be missed and we wish him all the best.

FINANCIAL RESULTS AND SHAREHOLDER VALUE

Despite the challenges facing the energy industry in 2022, we continued to deliver earnings and dividend growth to our shareholders. This is a testament to the strength of our portfolio of assets, the durability of our strategy and the resiliency of our teams.

In 2022, we delivered an eight per cent (1) increase in our adjusted earnings per share (“EPS”) compared to the previous year. This growth was driven primarily by the strength of our regulated utilities, particularly in Florida, as well as a strong year in our natural gas marketing and trading business.

(1)	Excluding the $0.17 after-tax impact of a litigation award recognized in the fourth quarter.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Our Florida assets continue to perform extremely well. Florida was the fastest growing state in the US last year and is one of the 20 largest economies in the world. This is resulting in strong customer growth for both Tampa Electric and Peoples Gas and supporting significant customer-focused capital investment and overall growth for Emera. Looking forward, over 75 per cent of our three-year capital program will be invested in our Florida operations.

We raised our dividend by four per cent in 2022 and we are committed to delivering on our four to five per cent dividend growth target through 2025. This is a continuation of the solid dividend growth we’ve provided over the long term – 5.4 per cent growth on an annualized basis since 2000.

While our TSR has historically been strong relative to our energy industry peers, our performance fell short of our expectations in 2022, largely due to the direct and indirect impacts of the introduction of Bill 212 in Nova Scotia. Our team is focused on and committed to addressing this recent underperformance and returning to delivering superior value for shareholders. We believe that we are well positioned, and we remain confident in our ability to do so. For additional information about Emera’s long-term shareholder returns, see Message from the Management Resources and Compensation Committee to Our Shareholders on page 64 of this Circular.

2023 ANNUAL MEETING

We value your input. Our annual general meeting (AGM) is an important way for us to engage with shareholders. Details on how to participate in the virtual meeting are described in this Circular and will be available on our website at http://www.emera.com/investors. You will have the opportunity to ask questions at the AGM in several ways: questions can be submitted during the virtual meeting or submitted in advance to AGM@emera.com or the mailing address provided below. We strongly encourage shareholders to take advantage of the option to vote in advance by proxy.

If you have any questions regarding our Annual Meeting of Shareholders, please contact Emera’s Corporate Secretary, Stephen Aftanas:

Mail        P.O. Box 910, Halifax, Nova Scotia B3J 2W5

Phone      1-800-358-1995 from anywhere in North America

Email      AGM@emera.com

THANK YOU

We encourage you to review this information and exercise your right to vote at our Annual Meeting of Shareholders. It’s important to us that your views be expressed and that your shares be counted.

On behalf of the Board and management team, thank you for your ongoing confidence in Emera.

Jackie Sheppard	Scott Balfour
Chair, Emera Inc. Board of Directors	President and Chief Executive Officer, Emera Inc.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Notice of the Annual Meeting

Items of Business
1. Electing Directors to serve until the next Annual Meeting of Shareholders

Annual Meeting Wednesday, May 24, 2023 5:00 p.m. Atlantic time	2. Appointing Auditors
3. Authorizing the Directors to establish the Auditors’ fee
4. Considering an advisory resolution on the Company’s approach to executive compensation
5. Approving an amendment to the Company’s Senior Management Stock Option Plan

Participation	How to Vote
Emera’s 2023 Annual Meeting of Shareholders will be held virtually via live webcast online at https://web.lumiagm.com/458327786 Password: emera2023 (case sensitive)	As a shareholder, there are several ways that you can vote.

•   To participate virtually in the meeting, visit https://web.lumiagm.com/458327786 and use password: emera2023 (case sensitive). Please note, beneficial owners will only be able to vote virtually or ask questions through the live webcast if they are duly appointed and registered as proxyholders.

•   If you do not plan to participate in the meeting:

•   You can return your proxy or voting instruction form using the postage-paid, pre-addressed envelope provided.

Record Date Close of business

•   You can vote by telephone or via internet (see the proxy or voting instruction form). Proxies must be received prior to 12:00 noon Atlantic time on Tuesday, May 23, 2023, or if the meeting is adjourned, or postponed, 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date.

March27, 2023
This is the date we used to determine who is an eligible Emera shareholder to participate in the 2023 Annual Meeting of Shareholders.	If you have questions, please contact us by writing to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5 or by calling 1-800-358-1995 from anywhere in North America.
Stephen D. Aftanas
1-800-358-1995 North America	Corporate Secretary

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Management Information Circular

All information is as of March 20, 2023

(unless otherwise noted)

You are receiving Emera’s Management Information Circular (the “Circular”) because you held common shares of Emera Inc.

In this document:

•   we, us, our and Emera mean Emera Inc.

•   you, your and shareholder refer to holders of Emera common shares

•   shares and Emera shares mean common shares of Emera, unless otherwise indicated

•   all dollar amounts are in Canadian dollars, unless indicated otherwise

•   all information is as of March 20, 2023, unless otherwise noted

(TSE: EMA) as of the Record Date – March 27, 2023. You are entitled to receive notice of and vote at our Annual Meeting of Shareholders on Wednesday, May 24, 2023 at 5:00 p.m. (Atlantic time) (the “Meeting”). Only shareholders of record at the close of business on the Record Date will be entitled to vote. Each common share owned as of the Record Date entitles the holder to one vote.

To the knowledge of the Directors and Officers, as of the date of this Circular, no person owned or exercised control over more than 10 per cent of the outstanding common shares of the Company and the only outstanding voting shares were 271,386,740 common shares. Each common share entitles the holder of record thereof to one vote at the Meeting.

Meeting Materials and Notice and Access

Emera follows Canadian securities rules called “Notice and Access” that permit us to provide electronic access to this Circular and the 2022 Annual Report (the “Meeting Materials”) instead of sending you paper copies. We are sending Meeting Materials to registered holders and beneficial owners using Notice and Access. The notice also provides instructions on voting by proxy at the meeting and how to request a paper copy of the Meeting Materials.

Shareholders who have previously provided instructions to receive paper copies of Meeting Materials have been sent a paper copy in addition to the notice regarding their electronic availability.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the Board of Directors of Emera (the “Board of Directors” or “Emera’s Board” or the “Board”) and management of Emera for use at the Meeting as set forth in the Notice of Annual Meeting. All shareholders have received a proxy or voting instruction form. The solicitation of proxies will be primarily by mail although proxies may also be solicited by telephone, facsimile or email, in writing, or in person, by directors of the Company (“Directors”), Officers, or other employees or agents of the Company.

We have retained TMX Investor Solutions Inc. as the proxy solicitation agent to assist with the solicitation of votes from shareholders. The proxy solicitation agent will monitor the number of shareholders voting and will contact shareholders in order to increase participation in voting. The cost of this solicitation is covered by Emera and is not expected to exceed $50,000.

We encourage all shareholders to review this Circular and exercise your vote. Full details on voting options are included on page 11.

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IN THIS SECTION:

11     MEETING DETAILS

11     VOTING INSTRUCTIONS

14     ITEMS TO BE DISCUSSED

16     DIRECTOR NOMINEES INFORMATION

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Annual Meeting Details

Emera is holding its 2023 Annual Meeting as a virtual-only meeting. Participation in the meeting through the virtual meeting technology is enabled online at https://web.lumiagm.com/458327786, using password: emera2023 (case sensitive).

Voting Details and Instructions

VOTING INSTRUCTIONS

You are eligible to receive notice and vote at the meeting if you are a shareholder as of March 27, 2023 (the “Record Date”). You can vote in advance or during the meeting.

The voting process is different depending on whether you are a registered shareholder, Non-Objecting Beneficial Owner or Objecting Beneficial Owner. If you have shares registered in your own name, then you are a registered shareholder. If your shares are listed in the name of a nominee, then you are a beneficial or non-registered shareholder. For example, if an account statement is provided to you by a broker, then it is likely that those shares will not be registered in your name and are likely registered under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc., the nominee for many Canadian brokerage firms, or its nominee.

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be entitled to participate in and vote at the Meeting. Non-registered shareholders who do not duly appoint themselves as proxyholder may still attend the Meeting as guests, meaning they will be able to listen to the Meeting but will not be able to vote at the Meeting or ask questions.

It is important to note that you will not be able to attend this year’s Meeting in person. We recommend logging in at least 15 minutes prior to the start of the Meeting. To ensure that your vote is recorded, make sure that you are connected to the internet at all times. It is your responsibility to ensure internet connectivity for the duration of the Meeting. For the best experience, virtual participants will need the latest versions of Chrome, Safari, Edge or Firefox (please do not use Internet Explorer). Please note that internal network security protocols including firewalls and VPN connections may block access to the virtual meeting technology. If, during the meeting, participants experience any difficulty connecting, they should ensure their VPN setting is disabled or use their computer on a network that is not restricted to security settings of a participant’s organization.

Shareholders are encouraged to vote in advance of the Meeting as described below under the heading How to Vote in Advance, particularly if they are worried about their ability to remain connected to the internet for the duration of the Meeting.

HOW TO VOTE DURING THE MEETING

Registered Shareholders and Proxyholders

Registered shareholders can participate in the Meeting by logging in to https://web.lumiagm.com/458327786 and entering their 13-digit Control Number as their username, using the password: emera2023 (case sensitive). If you are a registered shareholder and have appointed a proxyholder to act on your behalf at the Meeting, you must register your proxyholder prior to the proxy deadline. Once your proxyholder has been registered, they will receive a Control Number from TSX Trust Company (“TSX Trust”) to access the virtual meeting. If you do not register your proxyholder, your proxyholder will not receive a Control Number to log in to the Meeting. For additional information on appointing a proxyholder, please see How to Vote in Advance – Registering Your Proxyholder below.

Proxyholders for all shareholders can participate in the Meeting by logging in in the same manner as for registered shareholders (as described above) and entering the Control Number provided to the proxyholder by TSX Trust.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Beneficial (or Non-Registered) Owners

Non-registered shareholders wishing to participate virtually in the Meeting must:

1.	Appoint themselves as proxyholder;

2.	Register themselves as proxyholder; and

3.	Access the meeting as a proxyholder using the Control Number received after registering as a proxyholder.

If you do not register yourself as proxyholder, you will not receive a Control Number in order to log in to the Meeting. The Control Number included in any voting instruction form sent to you will not enable you to log in to the Meeting. A new Control Number will be needed to log in, and one will be issued to you upon registering yourself as a proxyholder.

In order to appoint yourself as a proxyholder, follow the instructions in the form of proxy or voting instruction form sent to you by your intermediary. In most cases, you can simply insert your own name in the form of proxy or voting instruction form, sign it and return it in the envelope provided or you can make the appointment online. Do not complete the voting instructions, as you will be voting at the Meeting. However, many Objecting Beneficial Owners located in the United States instead will need to (i) send a request to their intermediary or its agent to send them a legal proxy appointing them as proxyholder and (ii) promptly following receipt of the legal proxy, submit the legal proxy to TSX Trust, Proxy Department, P.O. Box 721, Agincourt, ON, M1S 0A1 prior to 12:00 noon Atlantic time on Tuesday, May 23, 2023.

Once a beneficial or non-registered owner has been appointed a proxyholder and has registered as proxyholder, they will receive a Control Number from TSX Trust to access the virtual meeting. The beneficial owner should follow the instructions under Registered Shareholders and Proxyholders above to log in to the virtual meeting as a proxyholder.

There are two kinds of beneficial owners: (i) Objecting Beneficial Owners – those who object to their name being made known to the issuers of shares that they own and (ii) Non-Objecting Beneficial Owners – those who do not object to their name being made known to the issuers of the shares that they own. Non-Objecting Beneficial Owners will receive a voting instruction form from Emera’s registrar and transfer agent, TSX Trust. This is to be completed and returned to TSX Trust in the envelope provided. In addition, TSX Trust provides both telephone voting and internet voting as described on the voting instruction form.

Securities regulation requires brokers or agents to seek voting instructions from Objecting Beneficial Owners in advance of the Meeting. Objecting Beneficial Owners should be aware that brokers or agents can only vote shares if instructed to do so by the Objecting Beneficial Owner. Your broker or agent (or their agent, Broadridge) will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your shares are voted at the Meeting.

If you are an Objecting Beneficial Owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote at the Meeting. To vote your shares at the Meeting, the voting instruction form or proxy must be returned as instructed by the broker well in advance of the Meeting. If you wish to attend and vote your shares at the Meeting, follow the instructions for doing so provided by your broker or agent.

How Can I Ask Questions at the Meeting?

Emera believes that the ability to participate in the Meeting in a meaningful way, including asking questions, is an important responsibility for shareholders. It is anticipated that registered shareholders and proxyholders (including non-registered shareholders who have validly appointed themselves as proxyholder) will have substantially the same opportunity to ask questions on matters of business before the Meeting as they would if the Meeting were being held in person.

Upon logging in to the Meeting, shareholders will have an opportunity to ask questions at the Meeting through a chat box in the online Meeting platform. Questions received from shareholders will be read by the chair of the Meeting or a designee of the chair and responded to by a representative of Emera at the applicable point in the Meeting or in the question and answer session that is expected to follow the Meeting.

The chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions from shareholders in order to ensure as many shareholders as possible will have the opportunity to ask questions, and to reject questions that do not relate to the business of the Meeting or which are determined to be inappropriate or otherwise out of order.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Who Do I Contact If I Cannot Log In to the Meeting?

If you have any difficulties logging in to the Meeting online, please contact LUMI’s online shareholder meeting email support via the address: support-ca@lumiglobal.com.

If you are participating in the Meeting online, you must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed.

Even if you currently plan to participate in the Meeting, you should consider voting your shares in advance so that your vote will be counted in the event you experience any difficulties.

HOW TO VOTE IN ADVANCE

You can appoint a proxyholder to attend the meeting and vote your shares for you.

Registering Your Proxyholder

Registered shareholders and beneficial or non-registered owners wishing to appoint a proxyholder to participate virtually in the Meeting (including beneficial or non-registered owners wishing to appoint themselves as proxyholder to participate in the Meeting) must contact TSX Trust, Emera’s registrar and transfer agent, before 12:00 noon (Atlantic time) on Tuesday, May 23, 2023 to obtain a new Control Number to use to access the virtual meeting by:

(i)	calling:

1-866-751-6315 (within North America); or

1-647-252-9650 (outside of North America); or

(ii)

going to TSX Trust’s website at https://www.tsxtrust.com/control-number-request to request the Control Number by completing an electronic form. This form, once completed and submitted online, will generate a message to TSX Trust to send the Control Number to the designated proxyholder.

Shareholder Proxy Materials

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. Emera has arranged for its registrar and transfer agent, TSX Trust, to send materials directly to Non-Objecting Beneficial Owners in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

By choosing to send these materials to you directly, Emera (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you as a Non-Objecting Beneficial Owner, and (ii) executing your proper voting instructions. Please return voting instructions as specified in the request for voting instructions.

Emera will bear costs of delivering shareholder proxy materials and the request for voting instructions, as applicable, to registered shareholders, Non-Objecting Beneficial Owners and Objecting Beneficial Owners.

Appointment and Revocation of Proxies

The persons named as proxyholders in the enclosed proxy are Jackie Sheppard, Chair of the Board, Scott Balfour, President and Chief Executive Officer, and Stephen Aftanas, Corporate Secretary of the Company.

For a vote by proxy or voting instruction form to be counted, it must be received prior to 12:00 noon (Atlantic time) on Tuesday, May 23, 2023, or if the meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date. The Company reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject a late proxy. For Canadian residents, a postage-paid, pre-addressed envelope is provided for this purpose.

You may vote by proxy or voting instruction form via mail, the internet or telephone.

EMERA INCORPORATED	13

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Completion of a proxy gives discretionary authority to the proxyholder to vote as he, she or they see fit in respect of amendments to matters identified in the Notice, and other matters that may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or other matter that comes before the Meeting is, or is not, routine and whether or not the amendment or other matter that comes before the Meeting is contested. Management of the Company is not aware of any amendments or other matters to be presented for action at the Meeting.

If you appoint Ms. Sheppard, Mr. Balfour or Mr. Aftanas as your proxyholder, they will vote, or withhold from voting, in accordance with your directions. If you do not specify how you want your shares voted, they will vote “For” the:

•	Election of each of the Directors named in this Circular;

•	Appointment of Ernst & Young LLP as Auditors;

•	Authorization of the Directors to establish the Auditors’ fee;

•	Advisory resolution on the Company’s approach to executive compensation; and

•	Approval to amend the Company’s Senior Management Stock Option Plan.

They will vote in accordance with their best judgment if any other matters are properly brought before the Meeting.

You may appoint any other person (who need not be a shareholder) to represent you at the Meeting by inserting that person’s name in the space provided on the proxy or voting instruction form. That person is your proxyholder and must participate and vote at the Meeting for your vote to count.

You may revoke your proxy by providing new voting instructions in a new proxy or voting instruction form with a later date, or at a later time if you are voting on the internet or by telephone. Any new voting instructions, however, will only take effect if received prior to 12:00 noon (Atlantic time) on Tuesday, May 23, 2023, or if the meeting is adjourned or postponed, 5:00 p.m. (Atlantic time) two business days prior to the reconvened meeting date. You may also revoke your proxy without providing new voting instructions by giving written notification addressed to Mr. Stephen Aftanas, Corporate Secretary, P.O. Box 910, Halifax, Nova Scotia B3J 2W5, no later than the last business day preceding the day of the Meeting or preceding the day of any postponement or adjournment thereof or with the Chair of the Meeting on the day of the Meeting or the day of any postponement or adjournment thereof or in any other manner permitted by law. If your new voting instructions (including the appointment of a new proxyholder) are received after the proxy cut-off described above, they may only be effective to revoke your previously provided instructions. Similarly, registered shareholders may participate in the Meeting and vote their shares and, if they do so, any voting instructions previously given by such persons for such shares will be revoked.

Restriction on Share Ownership and Voting

Under Nova Scotia legislation, no Emera shareholder may own or control, directly or indirectly, more than 15 per cent of the outstanding voting shares. This restriction may be enforced by limiting non-complying shareholders’ voting rights (including by disqualifying or deeming votes to have not been cast by such non-complying shareholders), dividend rights and transfer rights. Shareholders may be required, at any time, to furnish a statutory declaration to verify the number of shares held to ensure compliance with this restriction.

If you have any questions about the share ownership and voting restriction, please contact the Corporate Secretary.

Items to Be Discussed at the Meeting

During the Meeting, the Emera team will provide an overview of the Company performance in 2022 and you will have the opportunity to vote on the following items:

1.

Election of the Board of Directors: The 11 nominees proposed for election as Directors at the 2023 Meeting are identified under Director Nominees Information in this Circular. For more information about the process for nominating Directors, see Nomination of Directors and Director Recruitment Process in the Statement of Corporate Governance Practices.

All nominees are currently Directors of the Company. Each nominee has indicated their willingness to serve as a Director. Each Director elected at the Meeting will hold office until the next Annual Meeting of Shareholders.

Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote proxies received “For” the 11 nominees unless instructed otherwise by shareholders in their proxy.

14	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

2.

Appointment of Auditors: Ernst & Young LLP (“EY”) have been the Auditors of the Company since 1998. However, prior to 2018, PricewaterhouseCoopers were auditors of Tampa Electric Company, Peoples Gas System, and New Mexico Gas Company (representing 67% of the Company’s total assets at the end of 2022). In 2017, the Company initiated a competitive process and selected EY as Auditors for its full business beginning in 2018.

The independence of the Auditors is of utmost importance to the Audit Committee. Consistent with best practices, the Audit Committee reviews the performance of the Auditors annually and conducts a comprehensive review every five years. It also reviews and pre-approves any non-audit services to be provided by EY.

The lead audit partner and other partners with EY are rotated at least every five years, consistent with independence rules. The current lead audit partner commenced her rotation in 2021.

In 2022, the Audit Committee conducted a comprehensive review of EY’s performance and independence, consistent with recommendations of the Chartered Professional Accountants of Canada, the Canadian Public Accountancy Board, and the Institute of Corporate Directors. Based on the results of this review, the Audit Committee recommends the reappointment of EY as Auditors for 2023.

Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote proxies received “For” the reappointment of EY as Auditors of the Company, to hold office until the close of the next Annual Meeting of Shareholders, unless a shareholder specifies their shares be withheld from voting.

3.

Auditors’ Fee: The Company is incorporated under the Nova Scotia Companies Act. Shareholder approval of the authorization of Directors to establish the Auditors’ fee is required pursuant to the Companies Act. The aggregate fees billed by EY, during the last two fiscal years ended December 31, 2021 and December 31, 2022, were as follows:

Service fee	2022 ($)	2021 ($)
Audit fees	2,018,989	2,078,760
Audit-related fees (1)	19,600	19,600
Tax fees (2)	337,999	372,618

Total	2,376,588	2,470,978

(1)	Audit-related fees for Emera relate to fees associated with the audit of pension plans.
(2)	Tax fees for Emera relate to the structuring of cross-border financing of Emera’s operating companies as well as tax compliance services and general tax consulting advice on various matters.

Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote proxies received “For” the authorization of Directors to establish the Auditors’ fee, unless a shareholder instructs otherwise in their proxy.

4.

Advisory Vote on Executive Compensation: You will be asked to consider and approve, on an advisory basis, the resolution stated below on Emera’s approach to executive compensation as disclosed in this Circular. This advisory vote forms an important part of the ongoing process of engagement between shareholders and the Board on executive compensation.

Our executive compensation programs are designed to attract, retain, motivate and reward high-calibre leaders to deliver strong performance in alignment with Emera’s corporate strategy and to create and sustain shareholder value. Programs are designed to reflect a blend of short- and long-term incentive plans to reflect our pay-for-performance philosophy and to provide for a significant portion of an executive’s compensation to be at risk, while aligning the structure of programs and payouts with sound risk management and good governance principles.

The Board, through the Management Resources and Compensation Committee (“MRCC”), has directed and reviewed the contents of the Statement of Executive Compensation in this Circular and has unanimously approved it as part of the MRCC’s report to you.

As our shareholder, on an advisory basis, you have the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in advance of the 2023 Annual Meeting of Shareholders of Emera Incorporated.”

EMERA INCORPORATED	15

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Since your vote is advisory, it will not be binding on the Board; however, the Board, and in particular the MRCC, will seriously consider the outcome of the vote and may communicate with certain shareholders as a follow-up matter as part of its ongoing review of executive compensation.

Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote proxies received “For” the advisory resolution on executive compensation, unless otherwise instructed.

5.

Senior Management Stock Option Plan Amendment: To consider and, if thought appropriate, to pass an ordinary resolution (the full text of which is reproduced in Appendix “B” to this Circular), ratifying, confirming and approving an amendment to the Company’s Senior Management Stock Option Plan (the “Plan”) providing that if an option is scheduled to expire or be settled during a trading blackout period or within five (5) business days following the expiry of such blackout period, then, notwithstanding any other provision of the Plan, the option shall expire ten (10) business days after a trading blackout period is lifted by the Company. The Plan is an important part of Emera’s long-term incentive program for senior management. For more information about this amendment of the Plan, see Amendment to the Senior Management Stock Option Plan in the Statement of Executive Compensation later in this Circular.

Ms. Sheppard, Mr. Balfour and Mr. Aftanas intend to vote proxies received “For” the approval to amend the Plan, unless a shareholder instructs otherwise in their proxy.

Director Nominees Information

Biographical information about the 11 Director nominees, including age, municipality and country of residence, year first elected or appointed as a Director, principal occupation, education, skills and experience, is included below. Each Director proposed for re-election was elected to their positions on May 26, 2022, and the terms of their appointment will expire at the close of the Meeting unless they are re-elected.

The information also includes Committee memberships and meeting attendance (where applicable) for meetings held in 2022, as well as any memberships on other public company boards in the last five years.

There is information about the common shares and deferred share units (“DSUs”) of Emera held as of the last trading day of each year by each Director nominee for the past three years. The estimated value of each Director nominee’s common shares and DSU holdings is based on the following:

Year-end	Closing price of Emera common shares ($)
December 31, 2020	54.10
December 31, 2021	63.22
December 30, 2022	51.75

All Director nominees are required to meet Emera’s share ownership guideline. The information below details their status under the guideline. For further information on Emera’s share ownership guideline for Directors, see Director Share Ownership Guideline in the Statement of Corporate Governance Practices later in this Circular. For further information on the share ownership guidelines for the Company’s executive officers, including Mr. Balfour, see Executive Share Ownership Requirements and Anti-Hedging Policy in the Statement of Executive Compensation.

All Director nominees, except Mr. Balfour, are considered by the Board to be independent. For more information about the Company’s definition of independence, see Director and Chair Independence in the Statement of Corporate Governance Practices later in the Circular.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

SCOTT BALFOUR

Director Since: 2018	Not Independent, Chief Executive Officer of Emera

Halifax, Nova Scotia Canada
Age: 58

Skills and Experience

• CEO/Senior Executive

• Sustainability/ESG

• Governance

• Risk Management

• Customer/Stakeholder

• Energy Sector or Utility Sector

• Strategic Planning, M&A or Growth Strategy

• Talent Management and Executive Compensation

• Financial Literacy and Accounting

• Government Relations, Public Policy and Regulatory

2022 Annual Meeting Votes for: 99.72%

Other Public Company Boards (last five years)

• Martinrea International Inc. (June 2013 to June 2020)

Mr. Balfour was appointed a Director and President and Chief Executive Officer of Emera in 2018.

Since joining Emera in April 2012, Mr. Balfour has served as Chief Operating Officer and Chief Financial Officer. Before joining Emera, he held a variety of roles, including President and Chief Financial Officer at Aecon Group Inc., a Canadian publicly traded construction and infrastructure development company.

Mr. Balfour is a Director of many Emera subsidiaries, including being Chair of Tampa Electric Company, Nova Scotia Power Inc. and Peoples Gas System, Inc. He also serves as Director of the Business Council of Canada. He is a former Director of Martinrea International Inc. and past-Chair of the Ontario Energy Association.

Mr. Balfour received his Master of Business Administration from Richard Ivey School of Business, University of Western Ontario. He earned a Bachelor of Business Administration (Honours) from Wilfrid Laurier University.

Mr. Balfour’s strong financial, operations and public company executive experience provide the foundation for his contribution to the Board and his leadership of Emera. His knowledge of capital markets and his experience in growing a business through the development and execution of strategy as well as through mergers and acquisitions, and then leading teams and structuring systems to manage that growth, are tremendous assets for the Company.

Board and Committee membership	Attendance	Total
• Board (1)	11 of 11	100%

DSUs awarded and held
2022 share-based awards ($)	Total 2022 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
841,662	(1,214,329)	6,320,486

Emera Securities held
	2020	2021	2022
Common shares	55,388	63,242	72,392
DSUs	88,165	105,870	122,135
Value of shares and DSUs ($)	7,766,217	10,691,261	10,066,772
Status under share ownership guideline	As Chief Executive Officer of
Emera, Mr. Balfour is subject to
Executive Share Ownership
Requirements. This requires that he
own shares and/or DSUs valued at
no less than five times his salary. He
	exceeds this requirement.

(1)	Mr. Balfour attended all committee meetings in 2022 in his capacity as President and Chief Executive Officer.

EMERA INCORPORATED	17

Notice of Annual Meeting of Common Shareholders and Management Information Circular

JAMES BERTRAM

Director Since: 2018	Independent Director

Calgary, Alberta Canada
Age: 67

Skills and Experience

• CEO/Senior Executive

• Sustainability/ESG

• Governance

• Customer/Stakeholder

• Energy Sector or Utility Sector

• Strategic Planning, M&A or Growth Strategy

• Talent Management and Executive Compensation

2022 Annual Meeting Votes for: 99.64%

Other Public Company Boards (last five years)

• Keyera Corp. (2003 to present)

• Methanex Corporation (October 2018 to present)

Mr. Bertram has been a Director since July 2018. He became a member of the Management Resources and Compensation Committee in November 2018. He was appointed Chair of the Health, Safety and Environment Committee in May 2019.

Mr. Bertram is a corporate director and is currently the Chair of the Board of Keyera Corp., one of Canada’s leading publicly traded midstream oil and gas operators. He was Chief Executive Officer of Keyera from its inception in 1998 until 2015, when he became Executive Chair. He retired as an officer of Keyera in 2016. He was previously Vice President, Marketing for the worldwide operations of Gulf Canada.

Mr. Bertram is a Director of Methanex Corporation, the world’s largest producer and supplier of methanol to major international markets.

Mr. Bertram received his Bachelor of Commerce from the University of Calgary.

With his experience growing a business and completing major acquisitions, while enabling consistent delivery of value to customers and shareholders, Mr. Bertram makes an important contribution to the Emera Board of Directors.

Board and Committee membership	Attendance	Total
• Board	11 of 11	100%
• Management Resources and Compensation Committee	3 of 3	100%
• Health, Safety and Environment Committee (Chair)	3 of 3	100%

Total compensation
Fees earned in 2022 ($)	All other compensation ($)	Total ($)
293,034	Nil	293,034

DSUs awarded and held
2022 share-based awards ($)	Total 2022 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
293,034	(214,753)	1,258,842

Emera Securities held
	2020	2021	2022
Common shares	Nil	6,470	14,170
DSUs	12,799	18,723	24,325
Value of shares and DSUs ($)	692,426	1,592,701	1,992,140
Status under share ownership guideline (1)	Mr. Bertram has met the requirement under the share ownership guideline.

(1)	See Director Share Ownership Guideline for additional information regarding the required level of share ownership for Emera’s Directors.

18	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

HENRY DEMONE

Director Since: 2014	Independent Director

Lunenburg, Nova Scotia Canada
Age: 68

Skills and Experience

• CEO/Senior Executive

• Sustainability/ESG

• Governance

• Customer/Stakeholder

• Strategic Planning, M&A or Growth Strategy

• Talent Management and Executive Compensation

2022 Annual Meeting Votes for: 98.84%

Other Public Company Boards (last five years)

• Saputo Inc. (2012 to present)

• High Liner Foods Inc. (1989 to 2019)

Mr. Demone joined the Emera Board of Directors in September 2014 and became a member of the Management Resources and Compensation Committee at that time. He became Chair of the Committee in May 2021. He was appointed to the Nominating and Corporate Governance Committee in May 2017.

He is the former Chairman of High Liner Foods of Lunenburg, Nova Scotia, the leading North American processor and marketer of value-added frozen seafood. He was President of High Liner Foods from 1989 until he became President and Chief Executive Officer from 1992 until May 2015. He was reappointed Chief Executive Officer of High Liner Foods on an interim basis from August 2017 until April 2018.

Mr. Demone is a corporate director, and currently sits on the Board of Saputo Inc., a Montreal-based Canadian dairy company that produces, markets and distributes a wide array of dairy products. He is past-Chair of the Fisheries Council of Canada and The Groundfish Forum, a global trade association representing industry leaders. He has served on the Boards of Dover Industries Ltd. and Maritime Tel & Tel (Aliant). Mr. Demone was also the first non-US citizen to be named Chair of the National Fisheries Institute, a US national trade association.

Mr. Demone received his Bachelor of Science in Mathematics with honours from Acadia University.

In both public and private entities, Mr. Demone has extensive experience in strategic planning, global markets, and mergers and acquisitions. As a long-time business leader in Atlantic Canada, Mr. Demone’s robust business relationships and his solid reputation make him a valuable member of Emera’s Board of Directors.

Board and Committee membership	Attendance	Total
• Board	11 of 11	100%
• Nominating and Corporate Governance Committee	5 of 5	100%
• Management Resources and Compensation Committee (Chair)	3 of 3	100%

Total compensation
Fees earned in 2022 ($)	All other compensation ($)	Total ($)
293,034	Nil	293,034

DSUs awarded and held
2022 share-based awards ($)	Total 2022 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
160,000	(387,262)	1,963,047

Emera Securities held
	2020	2021	2022
Common shares	9,062	9,062	9,062
DSUs	29,389	33,763	37,933
Value of shares and DSUs ($)	2,080,199	2,707,397	2,432,006
Status under share ownership guideline	Mr. Demone has met the requirement under the share ownership guideline.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

PAULA GOLD-WILLIAMS

Director Since: 2022	Independent Director

San Antonio, Texas United States
Age: 60

Skills and Experience

• CEO/Senior Executive

• Sustainability/ESG

• Governance

• Risk Management

• Customer/Stakeholder

• Energy Sector or Utility Sector

• Strategic Planning, M&A or Growth Strategy

• Talent Management and Executive Compensation

• Financial Literacy and Accounting

• Government Relations, Public Policy and Regulatory

2022 Annual Meeting Votes for: 99.75%

Other Public Company Boards (last five years)

None

Ms. Gold-Williams joined the Emera Board in February 2022. She is the former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Ms. Gold-Williams served in positions of increasing responsibility at CPS Energy before becoming CEO in 2015. She held multiple other positions during her 17-year career at CPS Energy, including Group EVP – Financial & Administrative Services, CFO and Treasurer.

Ms. Gold-Williams is a corporate director who serves as the Chair of the Keystone Policy Center, and has been a member of both the Policy Center and its Energy Board since 2016. She is a board member and Treasurer of EPIcenter, an innovation think tank, incubator and accelerator, and strategic advisory organization. She serves as an Energy Pillar Co-Chair of Dentons’ Global Smart Cities & Communities Initiatives and Think Tank. She is an Advisory Board Member of iEmpower, an all-inclusive organization that optimizes the concept of community to engage and inspire women. She also serves on the US Secretary of Energy’s Advisory Board (“SEAB”).

Previously, Ms. Gold-Williams held other board positions including First Vice Chair of the Electric Power Resource Institute (“EPRI”); a member and designated Chair Pro Tem of the Federal Reserve Bank of Dallas’ San Antonio Branch; and a past-Chair of the San Antonio Chamber of Commerce.

Ms. Gold-Williams has an Associate Degree in Fine Arts from San Antonio College. She has a BBA in accounting from St. Mary’s University. She earned a Finance and Accounting MBA from Regis University in Denver, Colorado. She is a Certified Public Accountant and a Chartered Global Management Accountant.

As the former President and CEO of CPS Energy, the largest municipally owned electric and natural gas utility in the United States, with a diverse mix of nuclear, coal, gas, wind, and solar generation, and battery storage, Ms. Gold-Williams’ skill and experience creating business strategies focused on consistently prioritizing customers, community and employees is tremendously important to Emera.

Board and Committee membership	Attendance	Total
• Board	11 of 11	100%
• Health, Safety and Environment Committee (1)	1of 1	100%
• Audit Committee (1)	2of 2	100%

Total compensation
Fees earned in 2022 ($)	All other compensation ($)	Total ($)
277,035	Nil	277,035

DSUs awarded and held
2022 share-based awards ($)	Total 2022 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
275,132	N/A	230,280

Emera Securities held
	2021	2022
Common shares	Nil	Nil
DSUs	Nil	4,450
Value of shares and DSUs ($)	Nil	230,280
Status under share ownership guideline	Ms. Gold-Williams
owns shares valued
at 30 per cent of the
requirement under
the share ownership
guideline. She
joined the Board in
February 2022 and
has until February
2025 to meet the
share ownership
	guideline.

(1)

Ms. Gold-Williams was appointed a member of the Audit Committee and the Health, Safety and Environment Committee on May 26, 2022 and has attended all meetings of those Committees since being appointed.

20	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

KENT HARVEY

Director Since: 2017	Independent Director

New York, New York United States
Age: 65

Skills and Experience

• CEO/Senior Executive

• Sustainability/ESG

• Governance

• Risk Management

• Energy Sector or Utility Sector

• Strategic Planning, M&A or Growth Strategy

• Financial Literacy and Accounting

• Government Relations, Public Policy and Regulatory

2022 Annual Meeting Votes for: 95.84%

Other Public Company Boards (last five years)

None

Mr. Harvey is a retired utility industry executive who joined the Emera Board of Directors in November 2017 and was appointed to the Audit Committee at that time. He became Chair of the Audit Committee in June 2020. He has been a member of the Health, Safety and Environment Committee since May 2019.

Mr. Harvey is former Chief Financial Officer for PG&E Corporation, which is headquartered in San Francisco. PG&E Corporation is the parent company of Pacific Gas and Electric Company, one of the largest combined natural gas and electric energy companies in the United States. After 33 years in progressively senior roles, he retired from PG&E Corporation in 2016.

Born in Montreal, Mr. Harvey is a naturalized US citizen. He holds a bachelor’s degree in Economics and a master’s degree in Engineering – Economic Systems, both from Stanford University. He works as a crisis services volunteer at the Trevor Project, which focuses on suicide prevention among LGBTQ youth.

Mr. Harvey is an energy industry leader and strategic thinker with strong US experience and financial depth, which are great assets to the Emera Board.

Board and Committee membership	Attendance	Total
• Board	11 of 11	100%
• Audit Committee (Chair)	5 of 5	100%
• Health, Safety and Environment Committee	3 of 3	100%

Total compensation
Fees earned in 2022 ($)	All other compensation ($)	Total ($)
339,400	Nil	339,400

DSUs awarded and held
2022 share-based awards ($)	Total 2022 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
339,400	(179,207)	1,129,530

Emera Securities held
	2020	2021	2022
Common shares	Nil	Nil	Nil
DSUs	9,065	15,624	21,827
Value of shares and DSUs ($)	490,417	987,749	1,129,530
Status under share ownership guideline	Mr. Harvey has met the requirement under the share ownership guideline.

EMERA INCORPORATED	21

Notice of Annual Meeting of Common Shareholders and Management Information Circular

LYNN LOEWEN, FCPA, FCA

Director Since: 2013	Independent Director

Westmount, Quebec Canada
Age: 62

Skills and Experience

• CEO/Senior Executive

• Sustainability/ESG

• Governance

• Risk Management

• Customer/Stakeholder

• Strategic Planning, M&A or Growth Strategy

• Talent Management and Executive Compensation

• Financial Literacy and Accounting

2022 Annual Meeting Votes for: 99.42%

Other Public Company Boards (last five years)

• National Bank of Canada (2022 to present)

Ms. Loewen has been a Director of the Company since February 2013. She has been a member of the Audit Committee since May 2013 and the Health, Safety and Environment Committee since May 2017. In September 2021, she became a member of the Risk and Sustainability Committee.

Ms. Loewen is the former President of Minogue Medical Inc., a healthcare organization specializing in the delivery of innovative medical technologies, supplies and equipment to hospitals and medical clinics. She was President of Expertech Network Installation Inc. from 2008 to 2011. She held key positions with Bell Canada Enterprises, as Vice President of Finance Operations from 2005 to 2008, and as Vice President of Financial Controls from 2003 to 2005. Prior to that, she was Vice President of Corporate Services and Chief Financial Officer of Air Canada Jazz, where she held positions of increasing responsibility since 1988.

Ms. Loewen is a member of the Board of Directors of National Bank of Canada, a Canadian Chartered Bank. She is also a Director of Xplore Communications Inc., a Canadian broadband service provider, and member of the Audit Committee. She was a member of the Public Sector Pension Investment Board from 2001 to 2007, where she served on the Audit Committee from 2003 to 2007 and as Audit Committee Chair from 2006 to 2007. She was Chair of the Governance Committee from 2003 to 2006.

Ms. Loewen has been the Chancellor of Mount Allison University since 2018 and was a member of the Board from 1998 to 2008. She served as Chair from 2007 to 2008. Ms. Loewen holds a Bachelor of Commerce from Mount Allison University. Ms. Loewen is a Fellow of the Chartered Professional Accountants and has received the Institute of Corporate Directors, Directors Designation.

Ms. Loewen’s financial expertise and business acumen gained as a senior executive in the telecom and airline sectors are valuable assets for Emera’s Board.

Board and Committee membership	Attendance	Total
• Board	11 of 11	100%
• Audit Committee	5 of 5	100%
• Health, Safety and Environment Committee	3of 3	100%
• Risk and Sustainability Committee	4of 4	100%

Total compensation
Fees earned in 2022 ($)	All other compensation ($)	Total ($)
293,534	Nil	293,534

DSUs awarded and held
2022 share-based awards ($)	Total 2022 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
293,534	(538,884)	2,790,675

Emera Securities held
	2020	2021	2022
Common shares	4,384	4,490	4,490
DSUs	39,882	46,982	53,926
Value of shares and DSUs ($)	2,394,791	3,254,060	3,023,033
Status under share ownership guideline	Ms. Loewen has met the requirement under the share ownership guideline.

22	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

IAN ROBERTSON

Director Since: 2022	Independent Director

Oakville, Ontario Canada
Age: 63

Skills and Experience

• CEO/Senior Executive

• Sustainability/ESG

• Governance

• Risk Management

• Customer/Stakeholder

• Energy Sector or Utility Sector

• Strategic Planning, M&A or Growth Strategy

• Talent Management and Executive Compensation

• Financial Literacy and Accounting

• Government Relations, Public Policy and Regulatory

2022 Annual Meeting Votes for: 96.13%

Other Public Company Boards (last five years)

• Embark Technology, Inc. (November 2021 to present)

•   Northern Genesis Acquisition Corp. III (June 2020 to present)

•   Largo Resources Ltd. (March 2021 to June 2022)

•   Atlantica Sustainable Infrastructure plc (March 2018 to April 2020)

•   Algonquin Power & Utilities Corp. (2009 to 2020)

Mr. Robertson joined the Emera Board in February 2022.

He is a principal of the Northern Genesis investment group focused on identifying and acquiring energy transition businesses that demonstrate strong sustainability and Environmental, Social and Governance (ESG) alignment. (1) He is the former CEO of Algonquin Power & Utilities Corp. (Algonquin Power), a publicly traded, diversified, international generation, transmission, and distribution utility. He was the founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 that was a predecessor organization to Algonquin Power. Mr. Robertson has over 30 years of experience in the development of electric power generating projects and the operation of diversified regulated utilities.

Mr. Robertson is a member of the Board of Directors of Northern Genesis Acquisition Corp. III. He is also a Director of Embark Technology, Inc., an autonomous vehicle company. He is a former Director of Largo Resources Ltd., Algonquin Power and Atlantica Sustainable Infrastructure plc.

Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science degree awarded by the University of Waterloo. He earned a Master of Business Administration degree from York University’s Schulich School of Business. He holds a Chartered Financial Analyst designation, as well as a global professional Master of Laws degree from the University of Toronto. He received a Chartered Director designation from the Directors College of McMaster University. Since 2013, Mr. Robertson is a former member of the board of directors of the American Gas Association.

Mr. Robertson was the CEO of Algonquin Power and its predecessor entities during the extraordinary growth of Algonquin Power, and his entrepreneurial approach to building a leading North American regulated utility business, focused on renewable energy, is a distinct asset to the Emera Board.

Board and Committee membership	Attendance	Total
• Board (2)	9 of 11	82%
• Audit Committee (3)	2 of 2	100%
• Risk and Sustainability Committee (3)	2 of 2	100%

Total compensation
Fees earned in 2022 ($)	All other compensation ($)	Total ($)
245,534	Nil	245,534

DSUs awarded and held
2022 share-based awards ($)	Total 2022 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
243,547	N/A	202,453

Emera Securities held
	2021	2022
Common shares	7,950	12,600
DSUs	Nil	3,912
Value of shares and DSUs ($)	502,599	854,503
Status under share ownership guideline	Mr. Robertson joined the Board in February 2022 and has met the requirement under the share ownership guideline.

(1)	Mr. Robertson formerly served as CEO of Northern Genesis Acquisition Corp. III (“NG3”) until May 9, 2022, and he no longer serves as an executive officer of NG3.
(2)

The two Board meetings Mr. Robertson was unable to attend were not regularly scheduled Board meetings, and were scheduled at times that conflicted with prior commitments he had which could not be re-scheduled.

(3)	Mr. Robertson was appointed a member of the Audit Committee and the Risk and Sustainability Committee on May 26, 2022 and has attended all the meetings of those Committees since being appointed.

EMERA INCORPORATED	23

Notice of Annual Meeting of Common Shareholders and Management Information Circular

ANDREA ROSEN

Director Since: 2007	Independent Director

Toronto, Ontario Canada
Age: 68

Skills and Experience

• CEO/Senior Executive

• Sustainability/ESG

• Governance

• Risk Management

• Strategic Planning, M&A or Growth Strategy

• Financial Literacy and Accounting

• Government Relations, Public Policy and Regulatory

2022 Annual Meeting Votes for: 94.80%

Other Public Company Boards (last five years)

• Element Fleet Management Corp. (May 2019 to present)

• Ceridian HCM Holding Inc. (July 2018 to present)

• Manulife Financial Corporation (August 2011 to present)

Ms. Rosen has been a Director since January 2007 and became a member of Emera’s Audit Committee in May of the same year. She served as Audit Committee Chair from April 2008 to June 2020. She was appointed to the Nominating and Corporate Governance Committee in May 2019 and was appointed Chair of that Committee in June 2020.

Ms. Rosen was a member of the two ad hoc Committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO transaction and the equity offering completed in December 2016. She was also appointed to the ad hoc Committee formed by the Board in November 2017 to oversee the equity offering completed in December 2017.

Ms. Rosen was Vice Chair of TD Bank Financial Group and President of TD Canada Trust from 2002 to 2005. Prior to this, she was Executive Vice President of TD Commercial Banking and Vice Chair of TD Securities. From 1991 to 1994, Ms. Rosen also served as Vice President of Varity Corporation. Between 1981 and 1990, she held a variety of roles at Wood Gundy Inc. (later CIBC Wood Gundy), eventually becoming Vice President and Director.

Ms. Rosen is a corporate director. She is a Director of Manulife Financial Corporation, a Canadian multinational insurance company and financial services provider. She is also a Director on the Boards of Ceridian HCM Holding Inc., a global human capital management software company, and Element Fleet Management Corp., a global fleet management company providing services and financing for commercial vehicle fleets. She is a former Director of Alberta Investment Management Corporation (“AIMCo”) and Hiscox Ltd. She is also a member of the Board of Directors of the Institute of Corporate Directors.

Ms. Rosen received her Bachelor of Laws degree from Osgoode Hall Law School and a Master of Business Administration from the Schulich School of Business at York University. She earned a Bachelor of Arts degree from Yale University.

Ms. Rosen has spent over 20 years in the corporate finance field and is an experienced senior executive. Her career in the investment and commercial banking industry has given her extensive financial and investment knowledge. Her expertise is of significant value to Emera.

Board and Committee membership	Attendance	Total
• Board	10 of 11	91%
• Audit Committee	5 of 5	100%
• Nominating and Corporate Governance Committee (Chair)	5 of 5	100%

Total compensation
Fees earned in 2022 ($)	All other compensation ($)	Total ($)
295,034	Nil	295,034

DSUs awarded and held
2022 share-based awards ($)	Total 2022 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
295,034	(968,527)	4,821,821

Emera Securities held
	2020	2021	2022
Common shares	14,336	14,336	14,336
DSUs	75,559	84,440	93,175
Value of shares and DSUs ($)	4,863,320	6,244,619	5,563,709
Status under share ownership guideline	Ms. Rosen has met the requirement under the share ownership guideline.

24	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

JACKIE SHEPPARD

Director Since: 2009	Independent Director

Calgary, Alberta Canada
Age: 67

Skills and Experience

• CEO/Senior Executive

• Sustainability/ESG

• Governance

• Risk Management

• Customer/Stakeholder

• Energy Sector or Utility Sector

• Strategic Planning, M&A or Growth Strategy

• Talent Management and Executive Compensation

• Financial Literacy and Accounting

• Government Relations, Public Policy and Regulatory

2022 Annual Meeting Votes for: 99.35%

Other Public Company Boards (last five years)

• Suncor Energy Inc. (July 2022 to present)

• ARC Resources Ltd. (March 2021 to present)

• Seven Generations Energy Ltd. (May 2016 to March 2021) (1)

• Cairn Energy PLC (May 2010 to December 2018)

Ms. Sheppard has been an Emera Director since February 2009 and became Chair of the Board in May 2014.

She was a member of the MRCC from May 2009 to May 2014, and the Audit Committee from May 2009 to October 2014. She was Chair of the two ad hoc Committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO transaction and the equity offering completed in December 2016. She was also Chair of the ad hoc Committee formed by the Board in November 2017 to oversee the equity offering completed in December 2017.

Ms. Sheppard was a Director of the Company’s subsidiary Emera Newfoundland & Labrador Holdings Inc. from 2011 until May 2016.

Ms. Sheppard is a corporate director and the former Executive Vice President, Corporate and Legal of Talisman Energy Inc. She is a Director of Suncor Energy Inc., a Canadian integrated energy company. She is also a Director of ARC Resources Ltd., a publicly traded Canadian energy company. She was founder and Lead Director of Black Swan Energy Inc., an Alberta upstream energy company that was sold in July 2021. She is a former Director of Cairn Energy PLC, a publicly traded UK-based international upstream company, as well as Alberta Investment Management Corporation (“AIMCo”), an institutional investment manager and she served as Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a provincial Crown corporation, until June 2014.

Ms. Sheppard is a Rhodes Scholar, having received an Honours Jurisprudence, Bachelor of Arts and Master of Arts from Oxford University in 1979. She earned a Bachelor of Laws degree (Honours) from McGill University in 1981 and a Bachelor of Arts degree from Memorial University of Newfoundland in 1977. She was awarded an honorary Doctor of Laws degree from Memorial University in 2019.

With her extensive roles as an executive in the energy industry, and as a director of public, private and Crown corporations, Ms. Sheppard’s experience in strategic planning, business development, public markets, legal and governance are the foundation for her leadership of the Board.

Board and Committee membership	Attendance	Total
• Board (Chair) (2)	11 of 11	100%

Total compensation
Fees earned in 2022 ($)	All other compensation ($)	Total ($)
457,534	Nil	457,534

DSUs awarded and held
2022 share-based awards ($)	Total 2022 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
457,534	(1,178,049)	5,947,179

Emera Securities held
	2020	2021	2022
Common shares	11,947	11,947	11,947
DSUs	90,060	102,707	114,921
Value of shares and DSUs ($)	5,518,579	7,248,426	6,565,436
Status under share ownership guideline	Ms. Sheppard has met the requirement under the share ownership guideline.

(1)	Ms. Sheppard was a member of the Board of Seven Generations Energy Ltd. from May 2016 until March 31, 2021 when it merged with ARC Resources Ltd.
(2)	Ms. Sheppard attended all Committee meetings in 2022 in her capacity as Chair of the Board.

EMERA INCORPORATED	25

Notice of Annual Meeting of Common Shareholders and Management Information Circular

KAREN SHERIFF

Director Since: 2021	Independent Director

Picton, Ontario Canada
Age: 65

Skills and Experience

• CEO/Senior Executive

• Sustainability/ESG

• Governance

• Risk Management

• Customer/Stakeholder

• Energy Sector or Utility Sector

• Strategic Planning, M&A or Growth Strategy

• Talent Management and Executive Compensation

• Financial Literacy and Accounting

• Government Relations, Public Policy and Regulatory

2022 Annual Meeting Votes for: 99.71%

Other Public Company Boards (last five years)

• BCE Inc. (2017 to present)

• WestJet Airlines Ltd. (2016 to 2019)

Ms. Sheriff has been a Director since February 2021. She became a member of the Management Resources and Compensation Committee in May 2021 and became a member of the Risk and Sustainability Committee in September 2021.

Ms. Sheriff is a corporate director and past President and CEO of Q9 Networks Inc., a data centre services provider. Prior to her role at Q9, she served as President and CEO of Bell Aliant, Inc., a telecommunications company, from 2008 to 2014. She was in senior leadership positions for more than nine years with BCE Inc. and currently serves on the BCE Inc. Board of Directors. She also spent over 10 years at United Airlines in the areas of marketing, strategy, human resources, and finance.

Ms. Sheriff is a former member of the Board of Directors of CPP Investments and WestJet Airlines Ltd.

Ms. Sheriff received her master’s degree in business administration with concentrations in marketing and finance from the University of Chicago. She was named one of Canada’s top 25 Women of Influence for 2013 and 2014 by Women of Influence Inc. She was named Woman of the Year by Canadian Women in Communications and has been recognized as one of Atlantic Canada’s Top 50 CEOs by Atlantic Business Magazine and one of Canada’s Top 100 Most Powerful Women on multiple occasions.

With her extensive senior executive experience, including as CEO of a public company and in a leading role in transforming Bell Aliant, Ms. Sheriff brings 20 years of technology- based industry experience. She brings to Emera valuable experience leading a regulated utility along with her involvement in the sale and acquisition of major business units, including Bell Aliant, Q9, CTV and the sale of WestJet to Onex.

Board and Committee membership	Attendance	Total
• Board	10 of 11	91%
• Management Resources and Compensation Committee	3of 3	100%
• Risk and Sustainability Committee	4of 4	100%

Total compensation
Fees earned in 2022 ($)	All other compensation ($)	Total ($)
281,034	Nil	281,034

DSUs awarded and held
2022 share-based awards ($)	Total 2022 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
281,034	(50,227)	471,535

Emera Securities held
	2020	2021	2022
Common shares	Nil	1,000	1,000
DSUs	Nil	4,379	9,112
Value of shares and DSUs ($)	Nil	340,060	523,285
Status under share ownership guideline	Ms. Sheriff owns shares and DSUs valued at 69 per cent of the requirement under the share ownership guideline. She has until February 2026 to meet the guideline.

26	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

JOCHEN TILK

Director Since: 2018	Independent Director

Toronto, Ontario Canada
Age: 59

Skills and Experience

• CEO/Senior Executive

• Sustainability/ESG

• Governance

• Risk Management

• Strategic Planning, M&A or Growth Strategy

• Talent Management and Executive Compensation

2022 Annual Meeting Votes for: 99.37%

Other Public Company Boards (last five years)

• AngloGold Ashanti Limited (January 2019 to present)

• Nutrien Ltd., formerly Potash Corp. (2014 to 2018)

Mr. Tilk has been a Director since July 2018. He was appointed to the Management Resources and Compensation Committee in May 2019 and the Nominating and Corporate Governance Committee in May 2021. He was appointed Chair of the newly established Risk and Sustainability Committee in September 2021. He served as a member of the Audit Committee from November 2018 until May 2021.

Mr. Tilk is a corporate director and the former Executive Chair of Nutrien Ltd., a Canadian global supplier of agricultural products and services based in Saskatoon, Saskatchewan. He is the former President and Chief Executive Officer of Potash Corporation of Saskatchewan. Previously, Mr. Tilk spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company’s President and Chief Executive Officer.

Mr. Tilk is a Director of AngloGold Ashanti Limited, a publicly listed international gold mining company headquartered in Johannesburg, South Africa. He is also Vice-Chair of the Princess Margaret Cancer Foundation, a not-for-profit organization. He is the former Chair of the Board of Directors of Canpotex Limited and a former Director of the Fertilizer Institute and the International Fertilizer Association.

He received his master’s in mining engineering from Rheinisch-Westfälische Technische Hochschule, a research university located in Aachen, North Rhine-Westphalia, Germany.

Mr. Tilk’s record of growing companies and leading multi-billion-dollar capital expenditure programs makes him an important contributor to Emera.

Board and Committee membership	Attendance	Total
• Board	11 of 11	100%
• Management Resources and Compensation Committee	3 of 3	100%
• Risk and Sustainability Committee (Chair)	4 of 4	100%
• Nominating and Corporate Governance Committee	5 of 5	100%

Total compensation
Fees earned in 2022 ($)	All other compensation ($)	Total ($)
303,534	Nil	303,534

DSUs awarded and held
2022 share-based awards ($)	Total 2022 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
303,534	(189,519)	1,148,399

Emera Securities held
	2020	2021	2022
Common shares	Nil	Nil	Nil
DSUs	10,775	16,523	22,191
Value of shares and DSUs ($)	582,928	1,044,584	1,148,399
Status under share ownership guideline	Mr. Tilk has met the requirement under the share ownership guideline.

EMERA INCORPORATED	29

Notice of Annual Meeting of Common Shareholders and Management Information Circular

SKILLS AND EXPERIENCE

The table below shows the skills and experience of each Director nominee in areas identified as necessary for effective oversight of Emera given its current operations and strategy. These qualifications are considered in reviewing Board succession and recruiting new Board members.

Name of Director Nominees
Scott Balfour	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
James Bertram	✓	✓	✓		✓	✓	✓	✓
Henry Demone	✓	✓	✓		✓		✓	✓
Paula Gold-Williams	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Kent Harvey	✓	✓	✓	✓		✓	✓		✓	✓
Lynn Loewen	✓	✓	✓	✓	✓		✓	✓	✓
Ian Robertson	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Andrea Rosen	✓	✓	✓	✓			✓		✓	✓
Jackie Sheppard	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Karen Sheriff	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Jochen Tilk	✓	✓	✓	✓			✓	✓

Total Number of Directors with Skills	11	11	11	9	8	7	11	9	8	7

DESCRIPTION OF SKILLS AND EXPERIENCE

CEO/Senior Executive – CEO or senior executive experience with a large organization.

Sustainability/ESG – Experience as a senior executive leading, or as a director with oversight responsibilities for, a significant number of Environmental, Social and Governance programs, sustainable practices and policies, corporate social responsibility programs and/or diversity, equity and inclusion initiatives.

Governance – Experience with corporate governance practices and principles at a major organization.

Risk Management – Experience overseeing the various risks facing an organization, with oversight of appropriate policies and procedures to effectively manage risk.

Customer/Stakeholder – Experience as a senior executive in a customer-centric product or service company.

Energy Sector or Utility Sector – Has been a senior executive of a public utility or energy company.

Strategic Planning, M&A or Growth Strategy – Experience defining and driving strategic direction and growth, including leading complex M&A transactions, or leading the growth or transformation of a company.

Talent Management and Executive Compensation – Experience in oversight of executive compensation and incentive- based compensation programs. Experience with talent recruitment and management, workplace culture, equity, diversity and inclusion, succession planning, leadership development, executive recruitment, management of organized labour in a large operating company.

Financial Literacy and Accounting – Experience in corporate finance, overseeing complex financial transactions; experience in financial accounting and reporting, auditing, and internal controls.

Government Relations, Public Policy and Regulatory – Experience in the workings of government and public policy in Canada or the United States, and/or experience within a public or major private corporation with complex legal and regulatory regimes in Canada or the United States.

28	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Compensation of Directors in 2022

The compensation of Directors is designed to:

•	Recognize the substantial time commitments required to oversee management of the Company;

•	Attract and retain highly skilled and experienced individuals to serve on Emera’s Board;

•	Ensure alignment with shareholders’ long-term interests; and

•	Support Directors’ independence from management.

For more information about the process of determining Director compensation, see Director Compensation in the Statement of Corporate Governance Practices later in the Circular.

DEFERRED SHARE UNITS

In 2022, the annual retainer for each Director was $252,500, of which $160,000 was payable in deferred share units (“DSUs”) and the balance was payable in cash. Subject to Emera’s share ownership guideline, Directors can elect to receive some or all of their cash compensation in the form of additional DSUs. More information about the Directors’ DSU Plan is provided later in this Circular under the Directors’ DSU Plan section. The Company does not offer option-based awards, non-equity incentive plan participation, or participation in a Company pension plan to its non-executive Directors.

BOARD CHAIR’S ALL-INCLUSIVE RETAINER

The annual Chair’s retainer is an all-inclusive fee, meaning the Board Chair receives no meeting fees or any other retainer for serving as Emera’s Board Chair. The all-inclusive annual retainer of the Board Chair in 2022 was $450,000. This was comprised of $225,000 in DSUs, and the remainder in cash.

COMPENSATION RATES FOR DIRECTORS

Listed below are the annual compensation rates for non-executive Directors. Mr. Balfour does not receive director compensation because he is compensated in the role of President and CEO.

Annual retainers for Directors in 2022	Cash amount ($)	DSUs ($)	Total ($)
Annual Chair’s retainer	225,000	225,000	450,000
Annual Director’s retainer	92,500	160,000	252,500
Annual Audit Committee Chair’s retainer	27,500	N/A	27,500
Annual Audit Committee member’s retainer	12,500	N/A	12,500
Annual Management Resources and Compensation Committee Chair’s retainer	22,500	N/A	22,500
Annual Management Resources and Compensation Committee member’s retainer	10,500	N/A	10,500
Annual Nominating and Corporate Governance Committee Chair’s retainer	22,500	N/A	22,500
Annual Nominating and Corporate Governance Committee member’s retainer	10,500	N/A	10,500
Annual Health, Safety and Environment Committee Chair’s retainer	22,500	N/A	22,500
Annual Health, Safety and Environment Committee member’s retainer	10,500	N/A	10,500
Annual Risk and Sustainability Committee Chair’s retainer	22,500	N/A	22,500
Annual Risk and Sustainability Committee member’s retainer	10,500	N/A	10,500

Each Director is entitled to an annual travel allowance of $10,000.

Members of ad hoc committees of the Board receive meeting fees ($1,750 in-person meeting fee; $1,250 videoconference/ telephone meeting fee) for their participation in each committee meeting, but typically receive no annual retainer for being a member of an ad hoc committee because of the nature of the committee’s existence, having generally been established for a specific purpose and a temporary period of time. For further information on the Company’s committees, see Committees of the Board of Directors in the Statement of Corporate Governance Practices later in this Circular.

EMERA INCORPORATED	29

Notice of Annual Meeting of Common Shareholders and Management Information Circular

TOTAL DIRECTOR COMPENSATION IN 2022

Compensation is made up of applicable retainers and the annual $10,000 travel allowance. The travel allowance was determined to not be payable to Directors in the first quarter of 2022 as a result of Directors not travelling due to the COVID-19 pandemic. Directors met in person in the second, third and fourth quarters of 2022 and, as such, earned a proportion of the travel allowance attributable to those quarters.

Mr. Balfour is not included in the table as his compensation for service as Emera’s President and CEO is disclosed in the Statement of Executive Compensation. He does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments.

In the table below, the columns under the headings “DSUs awarded” and “DSUs held” show detailed information about DSUs received by Directors as compensation.

Total Compensation

					DSUs awarded		DSUs held
Director	Fees earned in 2022 ($) (1)	All other compensation ($)	Total ($)	2022 Share-based awards ($) (2)	Value of DSUs vested during 2022 ($) (3)	Change in value of DSUs held in 2022 ($) (4)	Market value of total DSU holdings ($) (5)
James Bertram	293,034	N/A	293,034	293,034	289,932	(214,753)	1,258,842
Henry Demone	293,034	N/A	293,034	160,000	215,793	(387,262)	1,963,047
Paula Gold-Williams (6)	277,035	N/A	277,035	275,132	230,280	N/A	230,280
Kent Harvey (6)	339,400	N/A	339,400	339,400	320,964	(179,207)	1,129,530
Lynn Loewen	293,534	N/A	293,534	293,534	359,337	(538,884)	2,790,675
John Ramil (6) (7)	118,368	N/A	118,368	118,368	159,085	(362,326)	675,862
Ian Robertson	245,534	N/A	245,534	243,547	202,453	N/A	202,453
Andrea Rosen	295,034	N/A	295,034	295,034	452,032	(968,527)	4,821,821
Richard Sergel (6) (8)	319,910	12,993	332,903	160,000	202,622	(325,381)	1,670,680
Jackie Sheppard	457,534	N/A	457,534	457,534	632,079	(1,178,049)	5,947,179
Karen Sheriff	281,034	N/A	281,034	281,034	244,912	(50,227)	471,535
Jochen Tilk	303,534	N/A	303,534	303,534	293,315	(189,519)	1,148,399

(1)	The “Fees earned in 2022” column is the amount of Directors’ fees, and includes the dollar value of that portion of their retainer paid in DSUs. All fees are in Canadian dollars.
(2)

This column shows the portion of Directors’ fees earned in 2022 that was allocated to DSUs. DSUs granted in 2022 are based on the value of the Emera common share closing price on December 31, 2021 of $63.22.

(3)	This column shows the value of all DSUs received in 2022, including received as dividend equivalents during the year, multiplied by the December 31, 2022 Emera common share closing price of $51.75.
(4)

This column shows the change in value of all DSUs held by each Director at the beginning of the year because of the change to the Emera common share closing price from $63.22 at the beginning of the year to $51.75 on December 30, 2022. Ms. Gold-Williams and Mr. Robertson joined the Board in February 2022, and therefore did not hold any DSUs at the beginning of the year.

(5)	This column shows the value of all DSUs held by each Director at the end of 2022 based on the December 31, 2022 Emera common share closing price of $51.75.
(6)

As US-domiciled Directors, the annual cash retainer, committee retainers, and travel allowance were paid to Ms. Gold-Williams, Mr. Harvey, Mr. Ramil and Mr. Sergel in US dollars, using a one-to-one conversion rate to the Canadian dollar.

(7)	Mr. Ramil retired from the Board on May 26, 2022. He redeemed 21,603 DSUs following his retirement in 2022, leaving a balance of 13,060 DSUs as of December 31, 2022.
(8)	Mr. Sergel also received compensation for serving as a Director of Emera US Holdings Inc.

The table above includes compensation earned by Emera Directors who served on the Board of Directors of Emera subsidiaries. What follows is more information about Emera’s Directors who served on the Boards of its subsidiaries.

30	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

COMPENSATION OF EMERA DIRECTORS ON OPERATING COMPANY BOARDS

The Emera Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee (“NCGC”), determines the compensation to be received by Emera Directors who serve on the Boards of Emera’s subsidiaries. Such compensation received by each Emera Director that serves as a Director on the Board of an Emera operating company is reported under “All other compensation” and “Total” in the Total Compensation table on the previous page.

Mr. Sergel was a member of the Board of Directors of Emera US Holdings Inc., a US holding company that holds certain US-based investments of Emera. He receives an annual retainer of $10,000 USD for serving on the Emera US Holdings Inc. Board, plus $1,000 USD for any Board meetings.

DIRECTORS’ SHARE OWNERSHIP GUIDELINE

To align the interests of Directors and shareholders, the Directors are subject to a share ownership guideline (see Director Share Ownership Guideline in the Statement of Corporate Governance Practices) requiring them to own common shares and/or DSUs with a value of at least three times the annual Director’s retainer. This threshold for each Director is currently $757,500. The threshold ownership requirement for the Chair of the Board is currently $1,350,000. For the status of each Director nominee under the Director Share Ownership Guideline, see their biographies presented earlier in this Circular under Director Nominees Information.

DIRECTORS’ DSU PLAN

Under the Directors’ Deferred Share Unit and Share Purchase Plan (the “Directors’ DSU Plan”), non-employee Directors may elect to receive all or any portion of their cash compensation in DSUs in lieu of that cash compensation, subject to the requirement to receive a minimum portion of their annual retainer in DSUs and subject to the Emera Director Share Ownership Guideline.

Directors’ fees are paid on a quarterly basis and, at the time of each quarterly payment, the applicable amount is converted to DSUs. The number of DSUs to be credited is determined by dividing (a) the quarterly portion of the Director’s annual fee that the Director is required to receive in DSUs, together with the portion the Director elected to be paid in DSUs by (b) the fair market value of an Emera common share on the last trading day of the preceding calendar year, with fractions computed to three decimal places.

A DSU is a unit that has a value based upon the value of one Emera common share. When a dividend is paid on Emera’s common shares, the Director’s DSU account is credited with additional DSUs computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs recorded in the Director’s account on the record date for the payment of such dividend by (b) the market price of a common share as of the dividend payment date.

To further encourage Directors to acquire Emera shares, the Directors’ DSU Plan was amended in September 2022 to provide them with the opportunity to elect to receive market-purchased shares. Under the amended Directors’ DSU Plan, Directors may elect in advance to receive DSUs, common shares of Emera, or a combination of DSUs and shares, in lieu of their cash compensation. Any portion of a Director’s fees that the Director elects to receive in the form of shares would not be deferred compensation (as is the case when a Director receives fees in the form of DSUs) and, therefore, would be subject to applicable income tax withholdings. Thus, compensation net of tax withholdings would be used to purchase shares. Under the amended Directors’ DSU Plan, Directors may request that Company shares acquired on their behalf be (i) sold or (ii) withdrawn from the revised Directors’ DSU Plan and delivered in accordance with such Director’s instructions. Absent special instructions, the custodian would hold the shares in an account maintained by the custodian for the benefit of the Director. Any dividends earned on such shares would be automatically reinvested in shares acquired on the market and credited to the Director’s account.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

CERTAIN PROCEEDINGS

To the knowledge of the Company, none of the proposed nominees for election as Directors of the Company:

(a)	Are, as at the date of this Circular, or have been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that:

(i)

Was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

Was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

Are, as at the date of this Circular, or have been within 10 years before the date of this Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

Have, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

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IN THIS SECTION:

34 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

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Governance at Emera

Emera’s commitment to strong governance forms the foundation of our business and our commitment to shareholders.

BOARD COMPOSITION • Director Independence • Board and Committee Leadership • Director Recruitment • Board and Director Performance Assessments	STRATEGIC OVERSIGHT • Oversight of Strategy • Strategy and ESG • Committees of the Board	RISK MANAGEMENT • Oversight of Risk • Cybersecurity Oversight	ETHICAL BUSINESS CONDUCT • Culture of Integrity • Code of Conduct • Ethics Hotline	TRANSPARENCY AND DISCLOSURE • Shareholder Engagement • Disclosure Policy and Practices

Statement of Corporate Governance Practices

Corporate governance at a glance

Emera’s Board of Directors annually reviews its approach to corporate governance. It monitors governance best practices, emerging trends of proxy advisors and other sources of governance thought leadership with a view to aligning Emera’s strategy with its governance practices to create and preserve long-term shareholder value. Details of Emera’s corporate governance practices may be found in this Statement of Corporate Governance Practices.

Governance highlights	For details see
Director Independence. All Emera Directors are independent from management except for Emera’s President and Chief Executive Officer.	Director and Chair Independence Page 36

Board and Committee Leadership. The Charter of the Chair of the Board of Directors and position descriptions for each of the Committee Chairs describe the roles and responsibilities for these leadership positions.	Position Descriptions Page 37

Director Recruitment. New Directors are recruited on the basis that they will make a strong contribution and have the background, diversity, skills and experience needed by the Board in view of the Company’s strategy and long-term business plans.	Nomination of Directors and Director Recruitment Process Page 38

Board and Director Performance Assessments. The Board annually assesses its performance and that of the Chair, individual Directors and the Board Committees.	Board and Director Performance Assessments Page 41

Director Compensation. The Company maintains compensation for Directors designed to recognize the substantial time commitment required to oversee management of the Company and to align Directors’ interests with the long-term interests of shareholders.	Director Compensation Page 43

Director Orientation and Ongoing Education. Directors receive an in-depth orientation when they become Board members. Regular site visits are organized for operating facilities and offices. Directors participate in virtual training and education on special topics by videoconference. In addition, special topics of focus or interest are addressed at Board dinners and meetings. Board members are encouraged to continue to pursue education opportunities of relevance to Emera and its business to familiarize themselves with the Company’s business, investments and key Company personnel.	Orientation of Directors and Continuing Education for Directors Page 45

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Governance highlights	For details see
Oversight of Strategy. The Board oversees the Company’s strategy and considers the Company’s strategic goals and objectives as part of all of its deliberations. Additionally, the Board reviews the Company’s strategic planning process and, on an annual basis, formally approves the Company’s strategic plan after considering, among other things, the opportunities and risks of the business.	Strategic Oversight Page 46

Strategy and ESG. In conjunction with the Board and Director assessment work, Directors reflect on strategy advancements over the year and recommend actions to be undertaken in the following year to carry out the strategy. Emera’s strategy incorporates Emera’s ESG priorities. As part of assessing the Company’s progress on its strategic goals and objectives, Emera monitors its ESG progress throughout the year.	Strategic Oversight Page 46

Committees of the Board. Five standing Committees assist the Board in carrying out its responsibilities: the Audit Committee; the Management Resources and Compensation Committee; the Nominating and Corporate Governance Committee; the Health, Safety and Environment Committee; and the Risk and Sustainability Committee. Ad hoc special committees are struck from time to time as needed for specific matters.	Committees of the Board of Directors Pages 36 and 55

Oversight of Risk. The Board and, on certain matters by delegation, its Committees oversee the Company’s risk management.	Risk Management Page 50

Cybersecurity Oversight. Cybersecurity risk and mitigation plans are overseen by the Board, with a report on the status of Emera’s cybersecurity program provided to the Risk and Sustainability Committee at each meeting.	Information Security Oversight and Cybersecurity Page 50

Culture of Integrity. Creating a culture of integrity begins with the tone at the top. Directors, Officers and employees are required to annually acknowledge that they have reviewed and understand the Emera Code of Conduct, which itself is overseen by the Nominating and Corporate Governance Committee. The MRCC reviews culture indices including employee surveys and other cultural metrics.	Ethical Business Conduct Page 52

Shareholder Engagement. Emera Directors are always interested in receiving shareholders’ views about the Company. Shareholders can communicate directly with the Chair of the Board or other independent Directors through private and confidential correspondence.	Engagement Page 54

Please read Emera’s entire Statement of Corporate Governance Practices on the following pages for additional important details about the Company’s governance practices.

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About Emera Inc.’s Board

BOARD OF DIRECTORS CHARTER

The Emera Board is responsible for overseeing the management of the business of the Company and for providing stewardship and governance for the long-term success of the Company.

The Board of Directors Charter (included in Appendix A) is reviewed annually and sets out the duties and responsibilities of the Board in the areas of:

•	Strategic Planning

•	Culture

•	Risk Responsibility

•	Leadership and Succession

•	Financial Performance

•	Corporate Communications and Public Disclosure

•	Governance Responsibility

OPERATING COMPANY GOVERNANCE

Emera’s operating subsidiaries also have robust and disciplined governance processes that have been developed to reflect Emera’s governance principles. In our largest operating subsidiaries, external, independent and local Directors are added to the operating company Board until they form a majority on the Board. Local Directors bring an additional connection to the community where the business is located.

The Chair of each operating company Board is elected in accordance with the operating company’s organizational documents and is typically Emera’s CEO or an Emera executive based on the CEO’s recommendation. Additional Emera and operating company executives may also be Directors but combined would typically form a minority of the Board. Emera’s operating companies seek to achieve and maintain a Board comprised of talented and dedicated Directors with a diverse mix of experience, skills and backgrounds.

As the parent holding company, Emera provides certain corporate-wide services to its operating companies. These corporate- wide services include safety, environment, compliance, internal audit, insurance, corporate security and treasury services. Enterprise-wide policies such as Emera’s safety management system are either expressly adopted by an operating company Board, or the impact is considered by Emera through consultation with the operating company, which may result in operating company specific adjustments.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has five standing Committees to assist it in carrying out its duties. They are the:

•	Risk and Sustainability Committee (“RSC”);

•	Audit Committee;

•	Management Resources and Compensation Committee (“MRCC”);

•	Nominating and Corporate Governance Committee (“NCGC”); and

•	Health, Safety and Environment Committee (“HSEC”).

From time to time, the Board may establish ad hoc committees to assist the Board on specific matters of a temporary nature. For the full text of the RSC, Audit Committee, MRCC, NCGC and HSEC Charters, visit www.emera.com/governance.

DIRECTOR AND CHAIR INDEPENDENCE

Ms. Sheppard, the Chair of the Board, is an independent Director. The Articles of Association of the Company require that the Chair of the Board and the President and CEO be separate individuals.

All Emera Directors are independent from management, except for Mr. Balfour, who is President and CEO of Emera. All of the Board Committees must be comprised entirely of independent Directors, except for the HSEC and the RSC, which are required to be majority independent.

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Use of the term “independent” in relation to a Director means a Director is independent as defined under applicable Canadian securities laws and, in particular, is free of any direct or indirect material relationship, which could, in the view of the Board of Directors, be reasonably expected to interfere with the Director’s independent judgment.

Except for Mr. Sergel, who receives a retainer for being a member of the Board of Emera’s subsidiary, Emera US Holdings Inc., Directors receive no other remuneration from Emera other than Directors’ retainers, fees or retainers for service as a Director or Chair of the Board or Chair or member of a Committee. Ms. Sheppard receives an all-inclusive annual retainer as Chair of the Board of Emera. As noted earlier in the Circular under the section Compensation of Directors in 2022, Mr. Balfour does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments, beyond his compensation as Emera’s President and CEO.

The Company’s Articles of Association provide that no more than two Directors may be employees of the Company or one of its operating companies. Mr. Balfour, as President and CEO of the Company, is the only Director employed by the Company.

POSITION DESCRIPTIONS

Chair of the Board

The Chair provides leadership to the Board, in order that it may fulfil its duties effectively, efficiently and independent of management. The Chair’s role is to ensure the Board and shareholder meetings function effectively. The Chair leads the Board discussions and represents the Board in providing additional advice and counsel to the President and CEO, and senior leadership. Under the leadership of the Nominating and Corporate Governance Committee, the Chair participates in the recruitment and retention of Directors and oversees appropriate processes to determine that the Board of Directors has the requisite skill sets needed by the Company. The Chair also leads the conduct of an annual assessment of the effectiveness of the overall Board and its members. The Board has adopted a Chair of the Board of Directors Charter which delineates the role of the Chair and their responsibilities. A copy of the Chair of the Board of Directors Charter can be found at www.emera.com.

Committee Chairs

The Board has adopted written position descriptions for each Committee Chair, which detail the duties of the Committee Chairs. Each Committee Chair is required to provide leadership to the Committee members and support the Committee’s effective fulfilment of its mandate. The position descriptions for each Committee Chair can be found at www.emera.com.

President and Chief Executive Officer

The President and CEO is responsible for leadership of the Company and its employees. He or she is responsible for defining, communicating and implementing the direction, goals and core values of the Company, including:

•	Leading the development of Emera’s vision and strategic plans;

•	Delivering Emera’s financial performance;

•	Developing senior leadership succession planning and development as detailed in the section later in this Circular entitled Succession Planning and Leadership Development; and

•	Managing Board relations.

The roles and responsibilities of the President and CEO are contained in his or her employment contract. The President and CEO’s employment contract is reviewed by the Chair of the Board of Directors and the MRCC, and is approved by the Board of Directors.

Among the various responsibilities of the Board, CEO selection is of critical importance. The Board oversees the succession planning program for the CEO.

BOARD SIZE

The Articles of Association provide that the number of Directors on the Company’s Board must not be less than eight and not more than 15. Eleven Director nominees are being proposed for election at the 2023 Annual Meeting.

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NOMINATION OF DIRECTORS AND DIRECTOR RECRUITMENT PROCESS

The NCGC is responsible for providing the Company with a list of nominees for election as Directors at the Company’s Annual Meeting of Shareholders. The NCGC develops a list of nominees after carefully considering the mix of skills and experience of its Directors and the feedback received through the Board Assessment. The NCGC also evaluates the size of the Board, and its diversity having regard to its Board Diversity Policy. This includes considering the level of representation of women and men on the Board. As a result of the recent amendment of the Board Diversity Policy, women and men must comprise not less than 40 per cent of the independent Board members.

To support the Board’s diversity objectives outlined in the Board Diversity Policy, during the process of identifying and considering the selection of qualified nominees for the Board, the NCGC will include active consideration of candidates on the basis of Indigenous heritage, and ethnic, racial or visible minority status, and other diversity characteristics. See the section in this Circular entitled Board Diversity for more information about Emera’s Board Diversity Policy.

Director nominees must, in the opinion of the members of the NCGC, be able to fully discharge their duties as Directors and contribute to the broad range of issues that come before the Board for consideration. They must be able to devote the time necessary to prepare for and attend meetings of the Board and Committees of the Board to which they may be appointed. The NCGC regularly evaluates the expected turnover of Directors in advance of their retirement from the Board and develops an effective succession plan.

Working with the Board Chair, the NCGC considers recruitment in the context of the age and tenure of current members and considers the Board’s overall policy of ensuring renewal and orderly Board succession.

The NCGC considers the likely potential tenure of a Director candidate before making a selection.

DIRECTORS’ MEMBERSHIP ON OTHER PUBLIC COMPANY BOARDS

Public company board membership for each Director nominee during the last five years is set forth in their biographies in the section entitled Director Nominees Information. Current Director Rick Sergel, who is retiring from the Board and is not standing for re-election, serves on the Board of Directors of State Street Corporation.

COMMON MEMBERSHIPS ON BOARDS OF PUBLIC COMPANIES

There are currently no Emera Directors who sit on the board of another public company with one or more other Emera Directors.

BOARD RENEWAL

The Board oversees processes for renewal of the Board, which balance many factors, and have as their ultimate objective the fulfillment of the fundamental responsibility of the Board to provide stewardship and good governance for the Company. Those processes address Board renewal in a deliberate manner and primarily include: a robust Director recruitment process, internal governance practices that regularly assess each of the Board’s desired skills, and the conduct of an annual performance assessment of the Board, its Committees and individual Board members. While Emera has no formal term or age limits for its Directors, absent certain circumstances as determined by the Board, in the normal course a Director would not be nominated who will be 72 years of age at the Annual Meeting of Shareholders or who has served as a Director for more than 15 years, in accordance with the Guideline on Board Tenure.

Emera’s governance practices prescribe that planned departures of Board members in any one year will not exceed two Directors. This practice contributes to Board renewal in a responsible manner while ensuring continuity.

A rigorous annual performance assessment takes place under the leadership of the Board Chair with support from the NCGC and is described in greater detail under Board and Director Performance Assessments. The annual performance assessment provides information that is relevant for Board renewal.

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Board Renewal Principles

When recommending the nomination of Directors for election, the NCGC members must consider certain principles:

Board renewal principle	Principle explained
Age	As Directors approach 70 years of age, the NCGC assesses the needs of the Board, based on the Board’s complement and other relevant factors. Where a determination is made that such Director will be retiring, the NCGC begins the replacement process.

Tenure	The length of time that a nominee has served on the Company’s Board of Directors is considered, subject to the Guideline on Board Tenure which established a general Director tenure guideline of 15 years, with a view to the Board having Directors with an appropriate mixture of tenures.

Average age	The average age of all of the Company’s Director nominees is determined and considered.

Average tenure	The average tenure of all of the Company’s Director nominees is determined and considered.

Other relevant factors	The NCGC considers any other factor Committee members determine to be relevant in the promotion of orderly succession and balanced renewal of membership on the Board, having as its ultimate objective the constitution of a Board of Directors that fulfills the fundamental responsibility of providing stewardship and good governance for the Company.

Application of Board Renewal Principles

The NCGC applied the Board renewal principles to the Director nominees for Emera’s 2023 Annual Meeting of Shareholders. In addition to the other Board renewal principles, the Committee considered the average age and average tenure of all the Company’s Director nominees for election at the 2023 Annual Meeting of Shareholders, as represented by the diagrams below.

By comparison, the average age and average tenure of Directors in prior years was as follows:

Renewal principle	2020	2021	2022
Average age	63.52 years	64.35 years	64.07 years
Average tenure	6.34 years	6.68 years	6.26 years

In applying the Board Renewal Principles as described, the NCGC has recommended to the Board of Directors all the Director nominees presented earlier in this Circular under the Director Nominees Information section. It concluded the proposed slate of Directors represents an appropriate mix of longer-serving Directors with a history on the Emera Board, and Directors that are newer to Emera, who bring a fresh perspective and approach to the Company’s Board.

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BOARD TENURE GUIDELINE

In support of the Board Renewal Principles, the Board has established a general Director tenure guideline of 15 years. In applying this guideline when considering re-nominations for Directors, the NCGC shall take into consideration the needs of the Board at the time, the best interests of Emera given its strategic objectives and the results of the annual Board and Director performance assessment.

As of the date of Emera’s 2023 Annual Meeting, all but one of the Director nominees shall have served on the Board for less than 15 years.	Andrea Rosen joined the Emera Board in January 2007, over 16 years ago. While she has served on the Board for longer than the 15-year tenure of our guideline, the Board has determined that she be re-nominated for election as a Director based on the recommendation of the NCGC. The Committee considered a number of factors including the determination by other Board members that Ms. Rosen remains an effective independent member of the Board who continues to rigorously hold management to account as a Board and Committee member. Another factor considered was the contribution of her deep governance experience and financial expertise to the continuity and stability of the Board. This factor was regarded as important during a time of several changes to the Board, coupled with the impacts of the COVID-19 pandemic on Board meetings in the context of integration of newer Board members. Ms. Rosen, who is Chair of the NCGC, did not participate in the decision to make the recommendation of her nomination.

DIRECTOR’S OCCUPATION

The Directors have also instituted a policy that requires them to submit their resignation as a Director if there is a significant change in their principal occupation. The resignation is then considered by the Board, which determines if the circumstances warrant acceptance of the resignation, whether due to a conflict of interest arising by virtue of a new principal occupation or otherwise.

BOARD AND COMMITTEE MEETINGS IN 2022

There were 31 Emera Board and Committee meetings during 2022.

Type of meeting	Number of meetings
Board	11
Audit Committee	5
Health, Safety and Environment Committee (“HSEC”)	3
Management Resources and Compensation Committee (“MRCC”)	3
Nominating and Corporate Governance Committee (“NCGC”)	5
Risk and Sustainability Committee (“RSC”)	4

The Board and each Committee have adopted the practice of, each meeting, holding an in-camera session, during which the President and CEO and all other members of management are excluded. The Board and each Committee held an in-camera session at each meeting of the Board and each Committee meeting, respectively.

The Board generally holds an evening session before each regularly scheduled Board meeting and prior to the Board’s annual strategy meeting. As a governance practice, at least once a year, the independent Directors conduct such an evening session that excludes the President and CEO and all other management.

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BOARD AND DIRECTOR PERFORMANCE ASSESSMENTS

The Board annually assesses its effectiveness in an effort to improve its performance.

Each year, the NCGC, in consultation with the Board Chair, determines the process by which assessments of the Board, individual Directors, and Committees will be conducted in respect of their effectiveness and contribution. The process includes the use of questionnaires and one-on-one interviews with each Director by the Board Chair. A written report from the Board Chair on the assessment is provided to the Board members. The Board considers the report, its findings and a set of priority actions for the year at a Directors-only session, which is attended by the President and CEO for only a portion of the session. Progress is then monitored throughout the year with oversight on that process by the NCGC.

The NCGC determined in 2020 that while the traditional annual assessment process conducted by the Chair is robust and effective, from time to time the assessment process may be supplemented with the engagement of a third-party consultant to assist with the process of conducting the assessment in order to provide additional insights. While a consultant was engaged to assist with the 2020 Board and Director performance assessment, it was determined that it was not necessary to engage a consultant to assist with the 2021 or 2022 assessments.

2021 Assessment

Overall, the 2021 assessment found that the Board and Director performance and effectiveness were very strong. Board members take pride in the Company’s strong governance. The 2021 assessment resulted in several priority actions for 2022 in the areas of the Company’s strategy and business, its organizational structure and capacity and with respect to Board and Committee effectiveness. With the assistance of the NCGC, the Board Chair reviewed and reported to the Board on progress made in 2022 to address those priorities.

2022 Assessment

The Chair of the Board interviewed each non-executive Director as part of the 2022 Board and Director performance assessment. A series of questions was sent to each Director for advance consideration. The questions pertained to several themes, including:

•	Emera’s strategy and business;

•	Organizational structure and capacity;

•	Board and Committee effectiveness;

•	Corporate governance;

•	Board composition and succession;

•	Individual Director effectiveness, including the Director’s self-assessment of their own performance as a Director and an assessment of their peer Directors on the Board; and

•	The CEO’s 2022 evaluation, and his 2023 CEO goals and objectives.

The assessment of the Chair of the Board was conducted in a meeting of all Directors that excluded the Board Chair and the President and CEO and was led by the Chair of the NCGC. Directors were also given an opportunity to provide their assessment of the Chair of the Board in a one-on-one format with the Chair of the NCGC in advance of the meeting.

2022 Assessment Findings

The prevalent themes that emerged from the 2022 Board and Director performance assessment related to strategy and organizational capacity. We continued to advance our strategic thinking, our assessment of risk, and the Company’s organizational requirements to meet the strategic goals of the business. In light of the energy transition and evolving government policy, we examined their fundamental impact for our strategy, risks and organizational capacity, which will all be in focus for continuing assessment, discussion and strategic action in 2023. There will be a process and program in 2023 to address the implications.

All Directors believe the Board functions well from a governance perspective and exercises the right level of oversight. Board renewal will continue to be advanced in accordance with our governance practices and in alignment with the Board’s succession plan. Board members appreciate the additional diversity of thought brought by our newest Directors. They are pleased with the work of all Committees and, in particular, with the progress and work of the RSC, which was established in September 2021.

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2023 Objectives

While performing the Board and Director performance assessments, Directors assessed 2022 progress and proposed areas of future focus for 2023 as they relate to strategy and management performance. These included:

•	Execute our utility focused growth strategy by making the investments required to meet our customers’ demand for cleaner and reliable energy, delivered cost-effectively.

•	In the context of the energy transition and evolving government policy and incentives, look to capture incremental growth opportunities while continuing to identify and mitigate material risks.

•	Continue to strengthen the Company’s financial and credit metrics, thus maintaining Emera’s investment grade credit ratings and positioning the business for future growth and resiliency.

•	Managing the impact on costs, rate requirements and customer affordability arising from the energy transition as well as from general inflationary pressures.

•	Continue to assess and address potential organizational capacity requirements in the context of the energy transition.

•	Continue to bolster the depth and breadth of executive talent, and ensure clear short-, medium- and long-term management development and succession plans are in place across the business.

BOARD DIVERSITY

Emera believes that Board diversity is a strategic objective, leading to a broadening of perspectives in Board discussions, fostering more effective decision-making, and ultimately strengthening Board governance. Emera is focused on establishing and maintaining a Board with a diverse mix of experience, skills and backgrounds.

Emera’s Board has adopted a Board Diversity Policy (“Diversity Policy”) which sets out a framework for promoting diversity on the Board. The Diversity Policy was reviewed by the NCGC in February 2023, and the Board accepted its recommendation that it be amended to increase to 40 per cent (from 30 per cent) the minimum number of independent Directors who are women or men comprising the Board.

In accordance with the Diversity Policy, when identifying candidates for nomination to the Board, the NCGC will consider:

•	Emera’s diversity objectives. For more about diversity, equity and inclusion at Emera, see the Inclusion and Diversity section in this Circular.

•	The diverse nature of the business environment in which Emera operates.

•	The need to maintain flexibility to effectively address succession planning and ensure that Emera continues to attract and retain highly qualified individuals to serve on the Board.

•	The benefits of diversity of gender, age, Indigenous heritage, and ethnic, racial or visible minority status and other diversity characteristics among Board members.

•	With respect to gender diversity, the requirement that the minimum level of representation of women and men among independent Directors on the Board not fall below 40 per cent.

As provided for under the Diversity Policy, the NCGC annually discusses and reviews the effectiveness of the Diversity Policy and agrees on the relevant measurable objectives for promoting diversity on the Board. While progress has been made, the Board remains focused on continued promotion of diversity on the Board. The Diversity Policy can be found at www.emera.com.

Diversity is incorporated into the Board’s succession planning and recruitment processes in the following ways:

1.

When recruiting new Directors, the NCGC assesses the needs of the Board in the context of the mix of current Directors in terms of age, tenure, gender and other diversity characteristics as reflected in the Diversity Policy.

2.

The NCGC considers the Board renewal principles, anticipated retirements of Directors and the Board’s succession planning, balancing the need to maintain flexibility to ensure that Emera continues to attract and retain highly qualified individuals to serve on the Board.

3.

When implementing its responsibilities under the Diversity Policy, the NCGC will take into account Emera’s diversity objectives and the diverse nature of the business environment in which Emera operates.

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4.

On behalf of the Board, the NCGC periodically retains independent qualified recruiters to assist with Director recruiting by helping to identify candidates of diverse backgrounds. These recruiters are mandated to seek diverse candidates reflecting gender, age, Indigenous heritage, ethnic, racial or visible minority status and other diversity characteristics and who also reflect the skills and experience determined to be required by the NCGC following the assessments outlined in 1, 2 and 3 above.

The Board members voluntarily participate in an annual survey to provide self-identification data in support of the objectives in the Diversity Policy. Based on that survey:

•	One Director nominee identifies as having an ethnic, racial or visible minority status.

•	One Director nominee identifies as a member of the LGBTQ+ community.

•	Five Director nominees are women and six are men (including the CEO). This exceeds the minimum requirement of 40 per cent women or men independent Directors under Emera’s Diversity Policy.

•	None of the Director nominees identified as being of Indigenous heritage or persons having a disability.

Operating Company Board Diversity

Emera has made significant progress in respect of diversity on our subsidiary boards. Of the 21 external directors that serve on the Boards of our four largest operating companies (Tampa Electric, Nova Scotia Power, Peoples Gas and New Mexico Gas), 47 per cent are female and 33 per cent are Black, Hispanic or Indigenous. Diversity on our operating company boards remains an ongoing focus.

DIRECTOR COMPENSATION

The NCGC makes recommendations to the Board on all components of non-employee Director compensation, including the Board Chair and Committee Chairs. For more information about Director compensation, see Compensation of Directors in 2022 earlier in the Circular.

Annual Review

The NCGC annually reviews the compensation of Directors to ensure it is appropriate.

The NCGC reviews the compensation practices of publicly traded companies similar in size and complexity to Emera to determine whether the Directors are appropriately compensated for the responsibilities and risks involved in being a member of the Company’s Board. The review is based upon publicly available information concerning Directors’ compensation and the advice of Mercer (Canada) Limited, a third-party compensation consultant.

The NCGC has adopted the 50th percentile as a target for Director compensation and has determined it would be appropriate for Emera to continue to position total compensation of Directors at approximately the median of its peer group, which is the average of the Canadian and United States sub-groups. The peer group used for Director compensation purposes is the same as the benchmarking comparator group used for senior executive compensation purposes and disclosed in the Statement of Executive Compensation later in the Circular.

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Based on the approach to Director compensation and on such annual review, the Board, on the recommendation of the NCGC, found Emera’s non-executive Board Chair and average Director are close to the 50th percentile of the comparator groups, and determined they did not see a need for any adjustment in Director compensation at this time.

Director Share Ownership Guideline

Director common share and DSU ownership is viewed by Emera as an important means of enhancing the alignment of Director and shareholder interests. Under Emera’s Director Share Ownership Guideline, each Director must own three times the total cash and equity-based annual Board retainer in Emera common shares or DSUs, or a combination of the two. New Directors must meet the ownership requirement of the Share Ownership Guideline within three years of joining the Board and are required to take 100 per cent of their compensation in DSUs until they have met the Share Ownership Guideline (Directors appointed before November 2022 have five years to meet the guideline).

Based on the annual cash ($92,500) and equity-based ($160,000) retainer compensation in effect for Emera Directors, each Director must own Emera shares or DSUs, or a combination of the two, worth $757,500. The ownership requirement for the Chair of the Board, based on the Chair’s annual cash ($225,000) and equity-based ($225,000) retainer compensation, is $1,350,000.

Details of each Director’s share and DSU ownership, and status under the Share Ownership Guideline, is shown in each Director nominee biography featured in the Director Nominees Information section of this Circular. All of Emera’s Director nominees are in compliance with the Share Ownership Guideline.

Directors Are Increasing Their Share/DSU Ownership Over Time

By virtue of the compensation payable in DSUs, more than 63 per cent of the annual retainer for Emera Directors will be paid in DSUs, which mirror the value of Emera common shares. The Directors increase their DSU ownership by at least $160,000 per annum. Most of the Director nominees have elected to receive DSUs in lieu of cash compensation they would otherwise be entitled to as Emera Directors.

MAJORITY VOTING FOR ELECTION OF DIRECTORS

The confidence of shareholders in the actions of the Board and management is important. In order to provide a mechanism for shareholders to express that confidence in each Director and in compliance with Subsection 461.3 of the TSX Company Manual, the Board has adopted a Majority Voting Policy for Directors.

Majority Voting Policy

Should a Director nominee, in an uncontested election at a meeting of shareholders of Emera Inc. at which Directors are to be elected, receive a majority of “withheld” votes from his or her election as a Director (a “Majority Withheld Vote”), the individual shall submit his or her resignation to the Board for consideration immediately following such shareholders’ meeting.

The votes determining a Majority Withheld Vote shall be the total votes cast by ballot by shareholders and proxyholders, or if a ballot vote was not conducted, shall be the total votes represented by proxies validly deposited prior to the shareholders’ meeting.

The Directors who received a majority “For” vote at the shareholders’ meeting shall consider whether or not to accept the resignation.

If there are less than three such Directors, the entire Board shall meet to consider the appropriate actions to be taken. The resignation of a Director who received a Majority Withheld Vote shall be accepted absent exceptional circumstances and is effective when accepted by the Directors. The determination shall be made within 90 days following the date of the shareholders’ meeting and a news release disclosing such determination shall be issued promptly following such determination. If the resignation is rejected, the news release shall include the reasons for rejecting the resignation. A copy of the press release shall be provided to the Toronto Stock Exchange.

Since the adoption of the Majority Voting Policy in 2008, all Director nominees have received a majority “For” vote at the Company’s meetings of shareholders.

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ORIENTATION OF DIRECTORS

In order to best bring their skills and experience to the operation of the Board, new Directors receive an in-depth orientation to the Company’s executive leaders, business, strategy, principal risks, financial information and governance practices. This allows them to effectively and efficiently step into their new role as Director and discharge the responsibilities of that role. The Board and management have built and continue to expand a long-term program of training and information sharing for Directors to enhance their effectiveness and reinforce a collegial working relationship among members of the Board.

Orientation sessions are attended by the President and CEO and other executive officers or leaders of key subsidiaries. The Chair also attends the orientation with a new Director. A reference manual is provided in advance of the session that includes:

(a)	Recent annual and interim management’s discussion & analysis and financials, Management Information Circular and Annual Information Form;

(b)	Board and Committee Charters;

(c)	Strategic Plan and Business Plan and Budget;

(d)	Guide to the Company’s management structure;

(e)	Insider trading guidelines;

(f)	Emera’s Code of Conduct; and

(g)	Minutes of previous Board meetings.

CONTINUING EDUCATION FOR DIRECTORS

The Board, with the support and oversight of the NCGC, regularly seeks opportunities to update, educate and inform the Directors in areas they request or that management determines are relevant to issues facing the Company.

The Board and Committees receive regular presentations from Management updating Directors about market and industry conditions and trends that may impact the Company’s business and influence its strategy. Additionally, the Board aims to receive at least three specialized presentations on various matters of significance to the Company.

Annually, the Board has also been provided with opportunities to visit operational facilities to help Directors get to know leaders, understand management structure and more fully understand the business. Given the combination of the impact of the ongoing global COVID-19 pandemic in the first half of 2022 and the impact of Hurricane Fiona and Hurricane Ian and restoration efforts required following these weather events, the Emera Board postponed visits to operational facilities in the second half of 2022. Site visits of Emera’s Florida utilities are being scheduled for mid-2023.

Emera adopted a Guideline for Directors’ Attendance at Education Sessions, which is designed to encourage Directors to participate in education sessions from time to time that are directly related to the business of the Company and the performance of their duties as a Director of the Company. The Guideline provides that independent Directors who wish to attend an education session request the approval of the Board Chair to attend a particular education session and receive reimbursement of expenses in accordance with the Guideline. In 2022, Emera Directors participated in relevant education that included sessions presented by the Institute of Corporate Directors in Canada.

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Directors participated in education sessions and received education materials about specific topics in 2022, as follows below:

Topic	Date	Participants
Business and operations
Rate Design	January	Board members
Capital Markets Update	May	Board members
Economic Overview	June	Board members
Climate Change Governance: Directors’ Duties	June	Board members
ESG Reporting	June	Board members
Gas Emergency Preparedness	September	HSEC members and Board Chair

Market trends and regulatory updates
Climate Change	April	Board members
CSA and SEC Climate Change Disclosure Proposal	May	Audit Committee members and Board Chair
Presentation on Hydrogen Energy Generation Technology and Carbon Capture Technology	June	Board members
A Presentation by EY with respect to ESG Impacts on Financial Reporting and Governance	August	Audit Committee members and Board Chair
Executive Compensation and Governance Trends	September	MRCC members and Board Chair

The Board of Directors encourages, and the Company pays the out-of-pocket costs for, Directors to pursue education sessions provided by third parties that are related to the business of the Company and the performance of their duties as a Director of the Company.

STRATEGIC OVERSIGHT

Emera’s strategy is focused on driving growth and value for shareholders by investing to meet our customers’ demand for cleaner and reliable energy delivered as cost effectively as possible. Government policy, customer demand and technology advancements are driving rate regulated investments across our utility businesses in cleaner energy sources, system hardening and other reliability investments, and digital and other system and technology investments, in addition to investing to replace aging infrastructure as well as system expansion to meet new customer growth.

Led by the President and CEO, the Management team works with the Board to set the strategy agenda for the year. The Board and Management meet regularly to discuss strategy, including annual individual interviews with each Director.

A dedicated and significant component of every scheduled Board meeting includes an update and discussion on strategy and related matters, including trends in the industry, growth initiatives, financial forecast updates and new risks and opportunities. These updates serve to keep the Board aware of changes in the market, industry and within Emera, as well as giving the Board an opportunity to provide insight and direction throughout the year on strategy.

Each year, at least one Board meeting is wholly dedicated to corporate strategy. In 2022, the Board held a meeting in June that was entirely focused on strategy, with a focus in particular in the area of decentralization and on our digital strategy. A significant portion of the Board meeting in September was also dedicated to strategy. These meetings included the annual strategic update on industry trends including the company’s strategic positioning related to the customer-driven trends of decarbonization, decentralization and digitalization. They also included an updated long-term financial forecast, a review and analysis of industry peers, an overview of strategic signposts that management is regularly monitoring in its ongoing assessment and review of strategy, and updates on specific components of strategy.

Environmental, Social and Governance (“ESG”)

ESG is core to Emera’s strategy. Our Environmental commitments continue to be key drivers of our growth, and our approach to Social and Governance matters shapes Emera’s culture and how we operate.

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Strong ESG Governance

Strong ESG governance is the foundation of Emera’s ESG performance. In 2022, the Sustainability Management Committee (“SMC”) and Risk and Sustainability Committee (“RSC”) of the Board continued to guide our ESG performance. The SMC, consisting of senior leaders from across the business and chaired by our President and CEO, provides executive oversight of our sustainability function and ESG progress.

The role of the RSC is to assist the Board by overseeing Emera’s risk management framework and allocation of responsibilities for risk management, and by also overseeing the Company’s approach to sustainability and its performance relative to its sustainability objectives.

ESG Materiality and Disclosures

Emera is committed to transparency, accountability, understanding stakeholder expectations and improving disclosures on the material ESG priorities that matter most to stakeholders.

We draw on a range of resources to determine the most material risks and opportunities for our stakeholders and business. These resources include third-party materiality assessments, industry standards, guidance from our SMC and RSC as well as our Enterprise Risk Management (“ERM”) Program. Our assessment of materiality also considers best practice guidance from:

•	Global Reporting Initiative (“GRI”) Standards;

•	Sustainability Accounting Standards Board (“SASB”) Standards for Electric Utilities and Power Generators, and Gas Utilities and Distributors; and

•	Task Force on Climate-related Financial Disclosures (“TCFD”) Recommendations.

Material ESG Priorities

Emera has established a set of core ESG priorities that are regularly tracked by the SMC and have been formally integrated into Emera’s Enterprise Risk Management Program, which is overseen by the RSC.

ENVIRONMENT • Air emissions • CO2 emissions • Methane emissions • Climate adaptation • Coal unit closures • Low-carbon transition • Waste management • Water management • Biodiversity

SOCIAL • Community investment • Customer affordability • Diversity, equity and inclusion • Indigenous relations • Safety • Talent management • System reliability and grid resiliency

GOVERNANCE • Business ethics and transparency • Corporate governance • Cybersecurity • ESG governance • Political and regulatory requirements

Task Force on Climate-related Financial Disclosures (“TCFD”)

Emera has been aligning with TCFD for four years and is continually enhancing our climate disclosures, making it easier for our stakeholders to fully understand our plans for building a clean energy future. This ongoing alignment work is helping prepare us for the anticipated mandatory climate disclosures currently under consideration by certain North American securities regulators.

The four core TCFD elements that ground our climate disclosures include:

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Climate Commitment and 2050 Net-Zero Vision

Building on its strong decarbonization track record, Emera is continuing its efforts with clear carbon reduction goals and a vision to achieve net-zero carbon emissions by 2050.

In 2022, we achieved a 41 per cent reduction in CO2 over 2005 levels. With existing technologies and resources and the benefit of supportive government and regulatory decisions, we are working to achieve the following goals compared to corresponding 2005 levels(1):

•	A 55 per cent reduction in carbon emissions by 2025

•	An 80 per cent reduction in carbon emissions by 2040

•	The retirement of our last existing coal unit no later than 2040

Emera seeks to achieve these goals and realize our net-zero by 2050 vision by adopting emerging technologies and working constructively with policymakers, regulators, partners, investors and our communities, while staying focused on enhancing reliability and seeking to minimize the cost impacts for customers. Emera tracks its progress towards achieving such goals using a Climate Commitment Tracking Tool it developed, which is managed and updated based on the work of its enterprise-wide Climate Commitment Tracking Committee, which meets regularly to assess such progress.

Inclusion and Diversity

Emera is committed to diversity, equity and inclusion (“DEI”) and these values are embedded throughout our business. We strive for a workplace that:

•	Reflects its communities and diverse customer base, enabling us to better understand the needs of our customers and the communities we serve;

•	Attracts, retains and engages diverse high-performing talent;

•	Builds inclusive leadership practices; and

•	Fosters better decision-making with the benefit of more diverse perspectives and experiences.

Emera and its operating companies are advancing a multi-year DEI Strategy:

•	Creating a Global Affiliate DEI Council to align and share best practices;

•	Continuing to celebrate, educate and communicate on DEI topics to bring awareness at all levels of the organization;

•	Supporting strong DEI employee networks and employee resource groups that build awareness and support across the business;

•	Adopting the Global Diversity, Equity, and Inclusion Benchmarks (“GDEIB”) to measure our progress;

•	Gathering employee self-identification data to measure our diversity and to reflect our communities;

•	Including questions on employee survey requesting feedback on diversity and inclusion; and

•	Connecting with communities to provide support through a $5 million fund to advance diversity and inclusion.

Gender Diversity and Women in Executive Roles

Management monitors and encourages the development and progression of women into leadership positions within Emera and its operating companies. Management believes that diversity among the senior executive team within the Emera group of companies serves the best interests of the Company, and the relative representation of women is considered when making executive officer appointments. It is also critical that each selection of executive officers be made and be perceived to be made on the merits of the individual and the needs of the Company at the relevant time. With these considerations in mind, Emera has not yet set specific targets for the representation of women in executive officer positions. However, as part of our DEI journey, targets for the representation of women in executive officer positions are under consideration.

At Emera Inc., 11 individuals, representing 46 per cent of executive officers, are female. Across all Emera companies, an average of 25 individuals, representing 31 per cent of executive officers, are female. Among the executive officers(2) of Emera and its major subsidiary(3), Tampa Electric Company, 18 are female, representing 45 per cent (in 2022 there were 17 female executive officers, representing 37 per cent, and in 2021 there were 18 female executive officers, representing 39 per cent). Currently, three of our companies are led by women (Peoples Gas, Emera Energy, and Grand Bahama Power Company).

(1)	Achieving our climate goals on these timelines is subject to our regulatory obligations and other external factors beyond our control.
(2)

The term executive officer is defined under applicable securities law to mean the Company’s Board Chair, president, CEO, CFO, a vice president in charge of a principal business unit, division or function, or any person who performed a policy-making function in respect of the issuer.

(3)

“major subsidiary” refers to an Emera operating company of which the assets or revenue are 30 per cent or more of the consolidated assets or revenue of the Company as included in the financial statements of the Company for a relevant period. Only Tampa Electric Company meets this definition.

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Management continues to be focused on ensuring Emera’s hiring and pay practices promote equity between men and women. Progress is being made and we continue to be committed to:

1.	Analyzing pay equity annually to:

a.	Monitor the rates of women in leadership and senior leadership roles;

b.	Undertake regular wage gap analysis to track progress and identify challenges by operating company;

c.	Exercise selective pay increases if wage disparity exists; and

d.	Examine our recruitment strategies to ensure equity in pay at entry into the organization.

2.	Developing and promoting programs that are focused on increasing female participation in our industry, particularly for traditionally male-dominated roles.

3.	Considering diversity in the development of talent pools to enhance our diversity for the future at all levels.

Our Commitment to Safety

Safety is Emera’s number one priority and we are committed to fostering a strong safety culture. Our goal is the elimination of serious injuries and fatalities (“SIFs”) across the Company.

Last year, we continued to improve our Total Recordable Incident Rate (OSHA) as well as the Lost Time Injury Rate, which were both below our five-year rolling average. However, we experienced a fatality. We believe one SIF is “one too many”, and we are relentlessly focused on pursuing a safety culture where all people return home safely to their families at the end of each workday.

In 2022, Emera implemented an energy-based hazard identification program to both employees and contractors that was focused on SIF prevention. Other program focus areas included contractor safety, safety leadership training, and behavioural aspects of safety management.

Operating an electric or gas utility comes with significant inherent risk. Therefore, using a best practice approach to mitigate safety risk is imperative. As a learning organization we continually strive to discover World Class best practice approaches and learn from all incidents. To this end, we regularly bring our collective organizations and contractors together to discuss issues and share ideas. Ultimately, we require that all operating companies and contractors continuously improve their practices to be the best they can be when it comes to safety.

In 2023, the Company continues to focus on contractor safety, safety leadership training, behavioural aspects of safety management, and improving hazard identification for all people associated with our work. It’s important that all people involved in our business care about safety and have the permission to only do something if they can do it safely.

It is noteworthy that in 2023 we will be completing the rollout of standardized HSE software across all operating companies to provide improved reporting and identify strategic focus areas.

Investing in Our Communities

Through Emera’s Community Investment Program, we are committed to supporting meaningful programs and initiatives in the communities where our employees live and work. Our program focuses on youth opportunities, innovation and safety. In 2022, Emera invested over $18 million in community initiatives in these areas and our employees volunteered over 31,532 non-working, self-reported volunteer hours to charitable organizations. In our Canadian businesses, employees reported approximately 6,200 volunteer hours through the Good Neighbour Program. These reported hours were “matched” with Emera donations to these organizations.

Within our program’s strategic focus areas, we consider opportunities through a lens of DEI. Recognizing the important value this lens adds, the Emera group of companies launched the $5 million DEI Fund in 2021. Together with our operating companies in 2022, Emera invested over $2 million to specifically support organizations and initiatives advancing inclusion and diversity in our communities.

To capture our community investment value and impact, Emera works with the London Benchmarking Group (“LBG”) Canada. The LBG model provides the global standard for reporting community investment, presenting a consistent and credible framework for impact measurement. You can read more about our community investment program on our website (www.emera.com/community).

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Information Security Oversight and Cybersecurity

Emera increasingly relies on information technology (“IT”) systems, as well as network and cloud infrastructure, to manage its business and safely operate its assets, including controls for interconnected systems of generation, distribution and transmission as well as financial, billing and other business systems.

Our reliance on technology exposes Emera to potential risks of business interruption or the unavailability, release, destruction or misuse of critical, sensitive or confidential information due to cyberattacks.

We seek to manage these risks by aligning to a common set of cybersecurity standards and policies derived, in part, from the National Institute of Standards and Technology’s Cybersecurity Framework, through periodic security testing, establishing program maturity objectives, by the development and updating of robust cybersecurity incident readiness and response programs, and by employee communication and training. With respect to certain of its assets, the Company is required to comply with rules and standards relating to cybersecurity and IT including, but not limited to, those mandated by bodies such as the North American Electric Reliability Corporation, Northeast Power Coordinating Council, and Department of Homeland Security.

The status of key elements of our cybersecurity program is reported to the Risk and Sustainability Committee on a quarterly basis and the Board receives reports on that work through the Risk and Sustainability Committee. In addition, the Board oversees the risk and mitigation plans in relation to these risks, as updated and reported quarterly in a risk dashboard provided to Directors at each regularly scheduled Board meeting.

Information Technology

Emera relies on various IT systems to manage its operations. This subjects Emera to inherent costs and risks associated with maintaining, upgrading, replacing and changing these systems. Emera’s digital transformation strategy, including investment in infrastructure modernization and customer focused technologies, is driving increased investment in IT solutions, resulting in increased project risks associated with the implementation of these solutions. Emera manages these IT risks through IT asset lifecycle planning and management, governance, internal auditing and testing of systems, and executive oversight. Highlights of Emera’s digital transformation strategy are reported to the Board annually.

Risk Management

The Emera Board has a comprehensive and multi-faceted approach to risk oversight and is responsible for overseeing risk. It is also responsible for overseeing the implementation by management of appropriate systems to identify, report and manage the principal risks of Emera’s business. It is responsible for overseeing the development of Emera’s risk management framework and allocation of responsibilities for risk management, which it does with support from the Risk and Sustainability Committee (“RSC”). The Board has endorsed a risk statement that articulates Emera’s risk appetite. The risk statement sets out the risk appetite across a number of areas and is intended to provide general guidance for decisions of the Company. The Board considers Emera’s risk profile and oversees Emera’s risk management by reviewing:

(a)	The annual identification and assessment of the principal risks of Emera;

(b)	The process for ongoing monitoring, updating and reporting of the principal risks of Emera;

(c)	The effectiveness of Emera’s mitigation response to its principal risks; and

(d)	The alignment of risk management with Emera’s risk profile, its strategy and its organizational objectives, including capital and resources allocation.

Further, a comprehensive and ongoing risk assessment is part of every major project the Company undertakes. The Board is also responsible for reviewing Emera’s annual insurance program and its uninsured exposure.

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Under the Board’s oversight, management undertakes a robust, in-depth analysis of certain of its top high-impact enterprise risks where teams identify and assess the likelihood and impact of the risk, and maturity of control systems, for a number of the Company’s major risks and identifies further opportunities for risk mitigation. Risks are categorized as primary, evolving or mature, and are tracked and reported on through a Risk Dashboard. Deeper risk assessments into certain principal risks are periodically undertaken, reported to the Board (through the RSC, or directly) and mapped to the oversight responsibilities of Board Committees for such risks as are within their respective Committee mandates. Each primary risk is rated as to its likely velocity of onset, which is used to develop mitigation plans and response protocols appropriate to such velocity rating. In addition, the Dashboard identifies risk interdependencies by identifying those risks which, if materialized, may then trigger the onset of other risks, as well as risks that may be triggered by the materialization of the initial risk.

The Board annually evaluates the operation and effectiveness of the Board of Directors, its Committees and the Chair of the Board. That evaluation includes consideration of whether the Board has examined the key risks to the Company’s strategy and business plan. It also invites suggestions for improving the risk management process. More information about this process is included under Board and Director Performance Assessments in the Circular.

The Board has delegated certain risk oversight to the Committees as set forth in their Charters. Notwithstanding such delegation, the Board retains its oversight function and ultimate responsibility for these delegated functions.

Risk and Sustainability Committee (“RSC”)

The Board of Directors established the RSC in September 2021. The RSC is responsible for assisting the Board in carrying out its risk and sustainability oversight responsibilities and includes oversight of the Company’s Enterprise Risk Management framework, including the identification, assessment and monitoring of enterprise risks. It also includes the responsibility for oversight of the Company’s approach to sustainability and its performance relative to its sustainability objectives. The RSC risk mandate includes the oversight of cybersecurity risk.

Management Resources and Compensation Committee (“MRCC”)

The MRCC is responsible for evaluating the compensation programs to determine that they do not reward executive officers for taking inappropriate risks that may harm the interests of the Company and its shareholders. The MRCC conducts a compensation risk review annually to ensure that the compensation policies are designed to take account of and mitigate (a) the incentive opportunities that inadvertently encourage excessive and unnecessary risk-taking, (b) pay structures that inadvertently encourage behaviour that destroys or diminishes long-term value, (c) a lack of appropriate alignment between pay and performance, and (d) payouts that are not aligned with Emera’s business strategy. In respect of succession risk, the MRCC also supports and contributes to the Board’s succession planning process in respect of the President and Chief Executive Officer of the Company, and annually reviews the succession planning process for senior management and other potential senior management candidates, including its subsidiaries, and oversees and contributes to that process.

Audit Committee

The Audit Committee of the Board of Directors assists the Board in discharging its oversight responsibilities concerning the integrity of Emera’s financial statements, its internal control systems, the internal audit and assurance process, the external audit process and its compliance with legal and regulatory requirements. The Audit Committee has oversight responsibilities for trading and credit risk. It receives the annual update on trading and credit risk activities, and reports to the Board.

Health, Safety and Environment Committee (“HSEC”)

The HSEC reviews actions taken by the Company to identify and manage risks related to health, safety and environmental matters that may have the potential to adversely impact the Company’s operations, customers, employees, strategy or reputation.

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Ethical Business Conduct

The Board is committed to sustaining a culture of integrity and ethical business practices throughout the Company.

CODE OF CONDUCT

The Board promotes a culture of ethical business conduct and has implemented annual Code of Conduct (“Code”) training for all employees to support compliance and requires Directors, officers and employees of Emera and its subsidiaries to acknowledge they have read, understand, are currently in compliance with and agree to comply with our Code when they join the Company, and annually thereafter. In addition, Emera and its subsidiaries expect each of its contractors, suppliers, business partners, consultants and agents to act in a manner consistent with the Code.

The Code is available on Emera’s website at www.emera.com/governance, or a copy may be obtained by contacting the Chief Human Resources Officer, Emera Inc., P.O. Box 910, Halifax, Nova Scotia B3J 2W5.

The Board regularly reviews the Code and makes revisions to update the content in keeping with best practices. Individuals are encouraged under the Code to, in good faith, seek advice, raise concerns, and report suspected misconduct related to Emera’s business. Emera will not tolerate retaliation, threats of retaliation, termination from an Emera Company, or discrimination that is directly or indirectly related to the good faith disclosure of suspected unethical activities or violations of laws, regulations or policies.

The Board monitors compliance with the Code of Conduct, including as detailed in Related Party Transactions. In addition, the Board has oversight of the Company’s Ethics Hotline in the manner described below.

RESPECTFUL WORKPLACE

The Code is supported by other key policies including Emera’s Respectful Workplace Policy. The Respectful Workplace Policy applies to all Directors, officers and employees of Emera and its subsidiaries and is focused on providing a respectful and inclusive environment that is free from discrimination, harassment, sexual harassment, and bullying in the workplace and such conduct outside the workplace that contributes to a hostile work environment.

Comprehensive mandatory training is required when an employee joins the Company which includes modules on harassment, sexual harassment, discrimination and bullying, and outlines available resources for employee support or to raise concerns. In addition, the Respectful Workplace Policy is included as part of annual Code training.

ETHICS HOTLINE

The Company has established a confidential and anonymous Ethics Hotline hosted by an independent external service provider. The Ethics Hotline is available to employees, contractors and third parties to report allegations of non-compliance with the Code. The internal audit department (“Audit Services”) is responsible for administering the Ethics Hotline process and ensuring all reports are investigated by the Company. Committees of the Board receive periodic updates on Hotline reports that fall within the scope of the Committee’s mandate based on the nature of the matter. For example, the Audit Committee receives updates related to financial reporting, accounting, auditing and business integrity matters; the MRCC receives updates related to people, wellness and workplace culture matters; and the HSEC receives updates related to safety and environment matters.

CORPORATE DISCLOSURE POLICY

The Board has approved a Disclosure Policy to ensure that communications to investors and potential investors are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts and the media. For the full text of the Corporate Disclosure Policy, visit www.emera.com/governance.

CONFLICTS OF INTEREST

Directors are required to declare any conflict of interest that they may have in a matter before the Board. In any matter requiring approval of the Board, a Director is prohibited by the Company’s Articles of Association from voting in respect of the matter in which the Director is interested.

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RELATED PARTY TRANSACTIONS

Transactions between Emera and related parties are monitored in several ways to determine that such transactions comply with applicable laws, regulatory rules, and Emera’s Code. In particular:

•

The Audit Committee oversees the disclosure in Emera’s financial statements of related party transactions that are required to be disclosed pursuant to United States Generally Accepted Accounting Principles. In the ordinary course of business, Emera provides energy and other services and enters into transactions with its subsidiaries, associates and other related companies on terms similar to those offered to non-related parties. All material amounts are under normal interest and credit terms. Additional disclosure is provided in Emera’s financial statements regarding more significant transactions between Emera and its associated companies.

•

Under Emera’s Articles of Association, any Director who has an interest in a transaction with the Company must disclose the existence and nature of the interest to the Board of Directors and such Director may not participate or vote on the matter.

•

Under Emera’s Code, Directors, officers and employees of Emera cannot own more than a 10 per cent interest in, or act in the capacity of a director, officer, partner, consultant, employee or agent for a supplier, contractor, sub-contractor, Emera customer, competitor or any other person or organization with which Emera has a similar relationship, without the express prior approval of Emera’s President, Board Chair or its Board of Directors, as the case may be. They must also seek similar approval when a company, partnership or business in which they, or a member of their family, own more than a 10 per cent interest, or in which they are a director, partner, officer, consultant, employee or agent seeking to do business with Emera.

•

Also, as described in Emera’s Code, Emera’s operating companies are regulated by several Canadian, US and Caribbean energy regulators. Certain of these regulators have imposed specific codes and standards of conduct that address matters such as undue discrimination and preferential treatment between regulated companies and their affiliates. These rules may apply to and restrict arrangements between operating companies to conduct business or share employees. Emera’s operating companies have created separate codes and standards of conduct addressing these matters. Directors, officers and employees are required by the Code to be aware of, and comply with, these operating company rules at all times.

•	The NCGC oversees the management of any conflicts of interest or potential conflicts of interest involving Directors.

The Audit Committee is responsible for annually receiving and reviewing a report on executive officers’ compliance with the Code and receives quarterly reports on the Company’s ethics program, including reports received through the Ethics Hotline (see Ethics Hotline, above) or submitted directly to the Company’s Audit Services group.

TRANSPARENCY AND DISCLOSURE

Disclosure Policy and Practices

The Board has adopted a Disclosure Policy to ensure all communications of material information to the investing public about the Company are accurate, that they fairly present in all material respects the Company’s financial condition and its results of operations and are made on a timely basis.

Emera has established an executive Disclosure Committee responsible for overseeing the Company’s disclosure practices. The Company’s CEO and CFO, the leaders of its businesses, and senior management responsible for legal, finance, investor relations, and communications functions are members of the Disclosure Committee, which meets at least quarterly. Members of the Disclosure Committee are responsible for reviewing all core disclosure documents containing material information, including the Company’s management’s discussion and analysis and financial statements prior to their being presented to the Audit Committee and Board for approval. The Disclosure Committee is responsible for taking reasonable measures to ensure the education of Directors, officers and employees about disclosure issues and the Disclosure Policy. The Disclosure Policy defines the Company’s designated spokespersons and outlines the role of employees in Company disclosure. It also defines procedures for contact with analysts, investors and the media and guidelines for the disclosure of forward-looking information in continuous disclosure documents, speeches and conference calls.

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Engagement

Emera has a mature and robust program of engaging with financial analysts, investors and other stakeholders through direct meetings, investor events, quarterly analyst calls and other initiatives. In 2022, Emera’s executives met with many of the Company’s shareholders, including nearly all of Emera’s active top 20 investors. An investor day is targeted to be held every 12 to 18 months, most recently on March 2, 2023. Shareholders can also participate in our annual meeting via live webcast. Directors receive detailed reports on the shareholder engagement activity by management at each regularly scheduled meeting of the Board.

The Directors are interested in shareholders’ views about the Company, its governance and its operations. The Board oversees systems for receiving feedback from shareholders and it monitors feedback received by the Company.

Shareholders are encouraged to provide feedback to management and/or the Board	Contact information
To reach management:
• President and CEO	Email: Scott.Balfour@emera.com
• Chief Financial Officer	Email: Greg.Blunden@emera.com
• Chief Risk and Sustainability Officer	Email: Bruce.Marchand@emera.com
• Corporate Secretary	Email: Stephen.Aftanas@emera.com

To reach the Board: (1)
• Chair of the Board	Email: info@emera.com
• Chair of a Committee	Email: info@emera.com

(1)	Confidential communications with the Chair of the Board or another Board member should be mailed to the address below marked “Private and Confidential”.

The Board Chair and other Directors engage with shareholders upon request. In 2022, the Board Chair along with members of management met with one of our largest shareholders. The meeting’s discussion topics included Emera’s corporate governance practices and disclosure, Board oversight of risk and the Company’s approach to sustainability and ESG.

The Board recognizes that shareholder engagement is an evolving practice and plans to review its practices annually with a view to enhancing their effectiveness.

Shareholder engagement process	Contact information
Shareholders may communicate with the Chair of the Board or other independent Directors by sending them a letter using regular mail or other means of delivery. If the envelope is marked “Private and Confidential”, it will be delivered, unopened, to the Chair of the Board of Directors, or such other independent Director to whom it is addressed.	Attention: Chair of the Board of Directors of Emera Inc. (or Name of Independent Director) P.O. Box 910, Halifax, Nova Scotia B3J 2W5 in a sealed envelope marked “Private and Confidential”

Shareholder Proposals

Shareholders can submit proposals to be considered at an annual meeting of the Company provided they are duly submitted in advance and included in the Management Information Circular for the meeting. A shareholder intending to submit a proposal for consideration at an annual meeting must comply with the applicable provisions of the Nova Scotia Companies Act and the Company’s Articles of Association (“Articles”). This includes compliance with the requirements for Director nominations contained in the Articles where the proposal includes a nomination for the election of an individual to the Board of Directors. In accordance with and subject to the requirements of the Companies Act, the Company will include a shareholder proposal in its Management Information Circular prepared for an annual meeting provided such proposal was received by the Company at least 90 days before the anniversary date of the previous annual meeting and provided such proposal is required by the Companies Act to be included in such Management Information Circular. Regardless of whether you are submitting a proposal, the nomination of Directors is still subject to compliance with the Articles, which require notice of the nomination not less than 30 days prior to the date of the annual meeting. Should you have any questions about shareholder proposals or Director nominations, please contact Emera’s Corporate Secretary using the contact information in the Notice of Meeting at the beginning of this Circular.

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Committees of the Board of Directors

RISK AND SUSTAINABILITY COMMITTEE (“RSC”)

Jochen Tilk (Chair) Lynn Loewen Ian Robertson Karen Sheriff

ROLE OF THE RSC

The role of the RSC is to assist the Board with the matters relating to risk and sustainability and making recommendations to the Board as appropriate.

The Committee oversees Emera’s risk management framework and allocation of responsibilities for risk management. It does this by receiving and reviewing with management:

(a)   The Company’s Enterprise Risk Management function, governance and the program framework that management employs to identify, assess, monitor and manage enterprise risk;

(b)   The quarterly Risk Dashboard and Heat Map to assess whether the appropriate key enterprise risks have been identified and are being addressed;

(c) The Company’s assessments of identified High-Impact Risks and its prevention and mitigation strategies and plans to address them;

(d) The Company’s Risk Statement;

(e) The annual report of the Company’s insurance risk transfer program;

(f) The quarterly reports on the Company’s cybersecurity program; and

(g) Periodic reports on the Company’s business continuity programs.

The Committee also oversees the Company’s approach to sustainability and its performance relative to its sustainability objectives. To do this, it:

(a) Reviews the sustainability governance and program framework and policies that management employs to monitor, manage and report on sustainability risks;

(b) Receives and reviews periodic reports of management’s Sustainability Management Committee on the status of material sustainability risks identified by that Committee;

(c) Receives and reviews the Company’s annual Sustainability Report;

(d) Reviews and, where appropriate, recommends to the Board, management’s proposed public sustainability commitments; and

(e) Monitors and reports to the Board on emerging sustainability risks and trends.

ACTIVITIES OF THE RSC IN 2022

The RSC held four meetings in 2022 and, in accordance with its mandate, performed the following key functions:

1. Reviewed the Committee’s Charter and revised its annual work plan reflecting the Committee’s mandate as set forth in the RSC Charter;

2. Received and reviewed regular cybersecurity updates;

3. Reviewed Emera’s Risk Management Governance Framework;

4.  Received and reviewed the Risk Dashboard and Heat Map, which captures the major enterprise risks, as determined by management, and provides an assessment of the potential likelihood, impact, interdependencies and velocity of each risk, together with a summary of the mitigation strategy and mitigation plans for each;

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5. Oversaw changes to the Risk Dashboard and Heat Map, reviewed the mapping of the oversight responsibility for each such enterprise risk to a Committee of the Board of Directors or the Board itself;

6. Reviewed plans to conduct deep dives into selected high-impact risks;

7. Reviewed emerging risks;

8. Received and reviewed an annual insurance report;

9. Reviewed Emera’s sustainability governance and program framework;

10. Reviewed Environmental, Social and Governance (“ESG”) reports, oversaw Emera’s progress on key ESG matters and reviewed identified ESG trends;

11. Received and reviewed a Climate Commitment tracking tool, which tracks the Company’s progress on our climate goals and legislative requirements;

12. Reviewed for comments the draft 2021 Emera Sustainability Report;

13. Oversaw the conduct of Director education sessions on climate change science, climate change governance and ESG disclosure requirements; and

14. Received a summary of proposed securities regulations respecting new mandatory disclosure of climate-related matters.

AUDIT COMMITTEE

Kent Harvey (Chair) Lynn Loewen Ian Robertson Paula Gold-Williams Andrea Rosen Richard Sergel

ROLE OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in discharging its oversight responsibilities concerning the integrity of Emera’s financial statements, its internal control systems, the internal audit and assurance process, the external audit process and its compliance with legal and regulatory requirements.

The Committee is responsible for reviewing and recommending to the Board the annual and interim financial statements and all related management’s discussion and analysis.

The Committee evaluates and recommends to the Board the appointment of the external auditors and the compensation of such external auditors. Once appointed, the external auditors report directly to the Committee, and the Committee oversees the work of the external auditors concerning the preparation or issuance of the Auditors’ reports or the performance of other audit, review or attest services for Emera.

The Committee reviews and discusses Emera’s major financial risk exposures and the policy steps management has taken to monitor and control such exposures, including the use of financial derivatives, hedging activities, credit and trading risks.

The Committee reviews management controls and processes concerning the administration of investment activities, financial reporting, and financial performance and funding of the pension plans. The Company’s lead internal auditor also reports directly to the Audit Committee, and the Committee approves the appointment, removal and replacement of the lead internal auditor, and approves the remuneration of the lead internal auditor on appointment.

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ACTIVITIES OF THE AUDIT COMMITTEE IN 2022

The Audit Committee met five times in 2022. In accordance with its mandate set forth in the Audit Committee Charter, the Audit Committee performed the following key functions in 2022:

1.  Regularly received and reviewed updates on accounting and disclosure issues;

2.  Reviewed developments in securities regulation and financial oversight;

3.  Received and reviewed an annual credit and market price risk report;

4.  Received and reviewed an annual tax update;

5.  Reviewed and approved an external auditor hiring policy formalizing its policy on hiring present or former employees of its external auditors;

6.  Received and reviewed an annual report and quarterly reports of the Chief Compliance Officer;

7.  Reviewed quarterly reports of material litigation;

8.  Reviewed and recommended to the Board of Directors for approval the audited 2021 year-end financial statements;

9.  Reviewed and approved interim financial statements, management’s discussion and analysis, and press releases;

10.  Oversaw the CFO’s quarterly reports on the Company’s financial results and forecasts;

11.  Oversaw the work of management’s Disclosure Committee;

12.  Received and reviewed regular reports by management about the Company’s compliance program under National Instrument 52-109 and Sarbanes-Oxley Act;

13.  Oversaw quarterly reports of Internal Audit Services and reviewed quarterly reports on the Company’s Ethics Program, including fraud investigations, delivered by the Senior Director Auditor Services;

14.  Reviewed and approved the assurance and advisory plan, including resource structure and budget for the Audit Services function;

15.  Reviewed pension plan performance in 2021;

16.  Performed a comprehensive review of the external auditors using the guidance provided for such reviews published by the Chartered Professional Accountants Canada, the Canadian Public Accountability Board and the Institute of Corporate Directors;

17.  Reviewed the 2022 Audit Plan of the external auditors, Ernst & Young, LLP (“EY”);

18.  Reviewed and approved the 2023 audit and non-audit services fees of EY;

19.  Reviewed the Senior Director of Audit Services 2021 Performance Evaluation;

20.  Reviewed Emera’s Ethics Escalation, Investigation and Reporting processes; and

21.  Reviewed the Audit Committee Charter and Work Plan, and recommended amendments to the Charter that were reviewed by the Nominating and Corporate Governance Committee and then were approved by the Board of Directors. Revisions to the Work Plan were also approved by the Committee reflecting amendments to the Charter.

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HEALTH, SAFETY AND ENVIRONMENT COMMITTEE (“HSEC”)

James Bertram (Chair) Paula Gold-Williams Kent Harvey Lynn Loewen

ROLE OF THE HSEC

The purpose of the HSEC is to assist the Board in carrying out its responsibilities relating to oversight and coordination of Emera’s health, safety and environmental programs, and making recommendations to the Board as appropriate.

The Committee’s role is to review the performance of the Company on health, safety and environmental matters, including the Company’s compliance with legislation, and conformance with industry standards and best practices. It reviews emergency response plans and programs.

The HSEC oversees the Company’s health, safety and environmental systems and policies. It reviews actions taken by the Company to identify and manage risks. This oversight extends to Emera’s subsidiaries.

Any significant safety or environmental incidents respecting the Company’s assets or operations will be reviewed by the HSEC, including those involving personnel safety, contractor safety, public safety or environmental damage. The Committee oversees management’s response to any significant regulatory findings, orders, reports and/or recommendations related to health, safety and the environment.

ACTIVITIES OF THE HSEC IN 2022

The HSEC met three times in 2022 and, in line with its mandate, undertook the following key activities:

1. Reviewed Emera’s Occupational Safety & Health Policy Statement;

2. Received and reviewed regular reports on the environmental performance of Emera’s businesses;

3. Received and reviewed an update on the impact of the COVID-19 pandemic and the status of Emera’s response plan, workplace re-entry plan and related data on vaccination and testing;

4. Received and reviewed regular reports on the safety performance of Emera’s businesses;

5. Oversaw Emera’s health, safety and environmental auditing program;

6. Received and reviewed regular reports on safety and environmental incidents, including root cause analysis and corrective action plans;

7. Oversaw changes in the organizational structure of Emera’s safety and environment team to create efficiencies and enhance accountability;

8. Received and reviewed a report on enterprise risks within the oversight responsibility of the HSEC;

9. Received and reviewed an overview of Emera’s Gas Operations Management System;

10. Reviewed the safety and environment objectives and measures for the Company’s 2022 incentive compensation Scorecard;

11. Reviewed the emergency response plans and programs for Emera and its businesses;

12. Received an overview of Emera’s Ethics Escalation and Investigation Procedures; and

13. Reviewed the HSEC Charter and Work Plan.

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MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE (“MRCC”)

Henry Demone (Chair) James Bertram Jochen Tilk Karen Sheriff

ROLE OF THE MRCC

The Committee reviews overall compensation, including salary and benefits policies, and recommends such policies to the Board of Directors for approval.

The MRCC supports the Chair of the Board in conducting a review of corporate goals and objectives relevant to the President and CEO’s compensation and supports the Chair of the Board in recommending such goals and objectives for the current year to the Board of Directors. The Committee ensures that an assessment of the President and CEO’s performance in relation to these goals and objectives is completed. It makes recommendations to the Board of Directors relating to the President and CEO’s total compensation, including participation in incentive compensation and equity-based plans. It also makes recommendations about senior management’s total compensation and incentive compensation plans and equity- based plans. It approves grants of stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) in accordance with the provisions of the respective plans. It reviews executive compensation disclosure prior to the Company releasing such information to the public.

The Committee recommends executive officer appointments to the Board of Directors for approval. It supports and contributes to the Board’s succession planning process in respect of the President and CEO of the Company. It annually reviews the succession planning process for senior management and other potential senior management candidates, including for Emera’s subsidiaries, and oversees and contributes to that process. It reviews share ownership guidelines for executive officers. It satisfies itself that there are appropriate labour relations strategies in place and it regularly reviews management’s direction and decisions made in support of labour and employee relations. It also reviews the design of pension plans for the Company’s employees.

The MRCC is responsible for evaluating the compensation programs to determine that they do not reward executive officers for taking inappropriate risks that may harm the interests of the Company and its shareholders. Under its Charter, the Committee must conduct a compensation risk review annually to ensure that the compensation policies are designed to take account of and mitigate:

(a) incentive opportunities that inadvertently encourage excessive and unnecessary risk-taking;

(b) pay structures that inadvertently encourage behaviour that negatively impacts long-term value;

(c) misalignment of pay and performance; and

(d) payouts that are not aligned with Emera’s business strategy.

ACTIVITIES OF THE MRCC IN 2022

The MRCC met three times in 2022 and in accordance with its mandate, performed the following key functions:

1. Reviewed the 2021 Scorecard results for Emera and its operating companies and recommended approval by the Board of Directors;

2. Reviewed executive performance in 2021 and recommended 2022 executive compensation to the Board of Directors;

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3. Reviewed and recommended Emera’s 2022 Corporate Scorecard to the Board of Directors;

4. Reviewed operating company Scorecards for 2022;

5. Reviewed and approved long-term incentive plan payouts in respect of 2021 and grants for 2022;

6.  Reviewed and recommended to the Board of Directors for approval amendments to the Senior Management Stock Option Plan, the Performance Share Unit Plan and the Restricted Share Unit Plan to provide for a new definition of regular retirement and introduce a definition for early retirement based on market practice; allow for full continued vesting of outstanding long-term incentive awards for regular retirement and prorated payments for early retirement; and increase the vesting schedule for stock options from four to five years;

7.  Reviewed and recommended to the Board of Directors for approval amendments to the Executive Deferred Share Unit (“DSU”) Plan removing the ability to settle in shares of Emera and updating the DSU redemption process to provide more flexibility for participants;

8. Reviewed and recommended to the Board of Directors for approval amendments to the Employee Common Share Purchase Plan to clarify the plan’s operation;

9. Oversaw the establishment of a program providing for RSU grants to significant contributors;

10. Reviewed and recommended to the Board of Directors the 2022 compensation of the CEO;

11. Received and reviewed updates on trends in executive compensation and an analysis of gender equity within Emera;

12. Reviewed reports on Emera’s talent strategy and on managing talent risk;

13. Reviewed an annual compensation design risk assessment;

14. Oversaw compensation related disclosure in Emera’s 2022 Management Information Circular;

15. Received and reviewed a diversity, equity and inclusion (“DEI”) dashboard setting forth data and analysis on the DEI strategies established by Emera;

16. Received regular updates in respect of Emera’s Ethics Program and Respectful Workplace Program;

17. Reviewed annual succession plans for senior management;

18. Received an overview of Emera’s Ethics Escalation and Investigation Procedures;

19. Reviewed the Committee’s Charter;

20. Issued a request for proposals for compensation advisor services to test the market for such services, and re-engaged the incumbent; and

21. Reviewed and approved the 2023 Work Plan of the Committee’s compensation consultants.

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NOMINATING AND CORPORATE GOVERNANCE COMMITTEE (“NCGC”)

Andrea Rosen (Chair) Henry Demone Richard Sergel Jochen Tilk

ROLE OF THE NCGC

The NCGC assists the Board with a variety of matters relating to corporate governance. One of its primary duties is to provide the Company with a list of nominees for election as Directors to be included in the Company’s Management Information Circular prior to each Annual Meeting of Shareholders of the Company. The Committee is responsible for identifying, considering and recruiting people qualified to become Directors, having regard to the skills, experience and qualifications of possible candidates, the key selection criteria approved by the Board, and taking into account the considerations outlined in Emera’s Board Diversity Policy.

The NCGC oversees the succession of Directors in accordance with the Board’s Renewal Principles and following a full skills assessment, having regard to the anticipated retirement of Directors and, where applicable, the Chair of the Board and Committee Chairs.

The NCGC is responsible for developing and communicating the Company’s approach to corporate governance issues, and reviews and approves Emera’s disclosure of corporate governance practices, including the Statement of Corporate Governance Practices. The Committee keeps abreast of best governance practice benchmarks and regularly evaluates the governance practices of Emera. It reviews any disclosure of the Company’s corporate governance practice in accordance with applicable rules and regulations.

The Committee is responsible for assisting the Board and its Committees in determining Committee composition, as well as reviewing and updating the mandate of each Committee, for submission to the Board. It also makes recommendations to the Board on all components of non-employee Director compensation, including the Board Chair and Committee Chairs. Another area of responsibility includes determining the process by which performance assessments are to be conducted, which evaluate the performance of the Board, the Board Chair, individual Directors, Board Committee Chairs and Board Committee members.

ACTIVITIES OF THE NCGC IN 2022

The NCGC met five times in 2022 and, in accordance with its mandate, undertook the following activities:

1. Reviewed the plan for Director succession;

2. Reviewed the Board Renewal Principles and the application of those Principles considering the average age and tenure of each member of the Board of Directors;

3. Recommended to the Board of Directors for approval Director nominees for election at Emera’s 2022 Annual Meeting of Shareholders;

4. Recommended to the Board of Directors the re-election of the Chair of the Board;

5. Recommended to the Board of Directors the selection of Audit Committee financial experts for the purpose of Emera’s Form 40-F filed with the United States Securities and Exchange Commission;

6.  Reviewed and recommended to the Board of Directors for approval disclosure in respect of Director nominees, Director compensation and the statement of corporate governance practices for Emera’s 2022 Management Information Circular;

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7.  Received and reviewed a report on the market competitiveness of the compensation of Emera Directors;

8.  Oversaw the conduct of a survey of Emera Directors to seek voluntarily self- identification for diversity attributes;

9.  Reviewed and recommended to the Board of Directors changes to the Share Ownership Guideline for Directors;

10.  Reviewed the Board of Directors Charter;

11.  Monitored the Company’s corporate governance practices against relevant best practices at leading corporations;

12.  Received and reviewed a report on the program for Director education sessions and site visits;

13.  Reviewed reports on operating company governance;

14.  Reviewed reports on the compensation of non-employee Directors of Tampa Electric Company and New Mexico Gas Company;

15.  Reviewed and recommended to the Board of Directors for approval amendments to the limits of delegated authority for capital spending by subsidiaries;

16.  Reviewed the program of Directors and Officers insurance coverage and the adoption of an updated form of indemnity agreement for Directors;

17.  Received and reviewed amendments to Emera’s Code of Conduct;

18.  Reviewed compliance with Emera’s Director Share Ownership Guideline;

19.  Recommended to the Board of Directors for approval amendments to the Deferred Share Unit Plan for Non-Employee Directors to add a share purchase component to the plan;

20.  Reviewed and recommended to the Board of Directors for approval amendments to the Emera Pension Oversight Framework reflecting the removal of Dominica Electricity Services Limited as a result of the sale of this utility;

21.  Received and reviewed an analysis of the shareholder voting results at the 2022 Annual Meeting of Shareholders;

22.  Reviewed and recommended to the Board of Directors for approval amendments to the Senior Executive Air Travel Policy;

23.  Received an overview of Emera’s Ethics Escalation and Investigation Procedures;

24.  In consultation with the Chair of the Board, determined the process for conducting the annual Board and Director performance assessment;

25.  Reviewed and recommended to the Board of Directors amendments to the Charters of the Audit Committee, the MRCC, the NCGC and the HSEC to reflect revisions to the periodic reporting on Emera’s Ethics Program; and

26.  Reviewed and recommended to the Board of Directors revisions to the Audit Committee and the NCGC Charters to reflect the establishment of the Risk and Sustainability Committee.

Additional Information

Additional information relating to the Company may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The Company’s financial information is contained in its comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2022.

For copies of the Company’s financial statements and management’s discussion and analysis, you may also contact the Office of the Corporate Secretary at:

Corporate Secretary

P.O. Box 910, Halifax, Nova Scotia B3J 2W5

Telephone: 902-428-6096; Facsimile: 902-428-6171; email: Stephen.Aftanas@emera.com.

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IN THIS SECTION:

64 MESSAGE FROM THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE TO OUR SHAREHOLDERS

66 STATEMENT OF EXECUTIVE COMPENSATION

73 COMPENSATION DISCUSSION AND ANALYSIS

88 PERFORMANCE GRAPH

90 NEO SUMMARY COMPENSATION TABLE

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Message from the Management Resources and Compensation Committee to Our Shareholders

Dear Shareholder,

In 2022, the team at Emera made significant progress in advancing the corporate strategy and continued to deliver strong growth and shareholder value.

All aspects of Emera’s compensation programs, including executive compensation, are overseen by the Management Resources and Compensation Committee of the Board (the “Committee” or “MRCC”). We are pleased to provide an overview of our approach to executive compensation, the Board’s assessment of Emera’s 2022 performance, and our decisions relating to executive compensation.

Emera’s approach to executive compensation is to align pay with performance. We do this through having a significant portion of the compensation we pay to executives directly linked to the achievement of corporate objectives and share price performance. Additionally, our share ownership guidelines require our executives to hold significant equity in Emera. The MRCC carefully assesses and makes recommendations to the Board to ensure performance measures and targets reflect Emera’s core values and our short- and long-term strategic priorities. The targets must be achieved within the principles of prudent risk management, good corporate governance, our corporate values, and compliance with relevant standards and regulations. Guided by these principles, along with input from other members of the Board and independent consultants, the MRCC guides and oversees the establishment of the Company’s performance goals, which are based on Board approved financial objectives and budgets, and assesses our executive compensation programs, including incentive payouts for the executive team, while continuously seeking to enhance our practices and approach to maintain our ability to attract the skills and talent required to operate our assets and deliver on our strategy.

2022 COMPENSATION

Our compensation philosophy is guided by the median level of compensation paid by our peer group, which is made up of companies of a similar size, scope and complexity as Emera. In addition to the market competitive data, the Committee considers experiences, uniqueness of responsibilities and performance of the Named Executive Officers (“NEOs”) in setting the level of target compensation. At the end of 2021, the Committee reviewed benchmarking analyses from both Hugessen Consulting Inc., the Board’s independent compensation advisor, and Mercer (Canada) Limited, management’s external compensation advisor, using the Company’s benchmarking comparator group.

Based on the comparative positioning of Emera’s target compensation to market, the Committee is satisfied that our Named Executive Officers are compensated competitively and in alignment with our compensation philosophy. The Committee will continue to monitor market trends to maintain our competitive positioning and our ability to attract the skills and talent required to operate our assets and deliver on our strategy.

The Committee also conducted its annual risk assessment to identify potential risks associated with Emera’s compensation design and policies. The assessment concluded that there are no material risks associated with the compensation programs and the Company has an appropriate system of checks and balances in place to mitigate the level of risk undertaken by management. The Committee will continue to diligently monitor programs to maintain high governance standards.

Recognizing Emera’s performance against objectives established for the 2022 Emera Corporate Scorecard, the Board approved an annual Short-Term Incentive Plan payout of 98.7 per cent of target for the NEOs. A full description of the 2022 Scorecard metrics and results is provided in 2022 Short-Term Incentive Results on page 79.

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Our 2022 Long-term Incentive Program, which consisted of performance share units (“PSUs”), restricted share units (“RSUs”) and stock options, is also closely aligned with our performance objectives. PSUs are linked to performance metrics that are measured over a three-year period. The 2020 PSU grant, which had a performance period from January 1, 2020 to December 31, 2022, measured Emera’s growth in adjusted earnings per share for compensation purposes (“compensation EPS”) and adjusted operating cash flow, pre-working capital for compensation purposes (“compensation cash flow, pre-working capital”), as well as measured Emera’s Total Shareholder Return (“TSR”) against that of the S&P/TSX Capped Utilities Index. Emera’s compensation EPS growth exceeded stretch level performance and compensation cash flow, pre-working capital exceeded target, which led to a performance factor of 140 per cent. A full description of the 2020 PSU grant result is provided on page 82. Our long-term incentives are also linked to Emera’s share price. Compensation EPS and compensation cash-flow, pre-working capital are non-GAAP measures and do not have standardized meaning under United States Generally Accepted Accounting Principles (“USGAAP”). A reconciliation of these non-GAAP measures to the nearest GAAP measures is discussed on page 83.

The Committee carefully reviews the metrics chosen for our incentive plans each year to ensure they continue to reflect the Company’s key strategic objectives.

The Committee engaged Hugessen Consulting Inc. to conduct the annual pay-for-performance analysis of the compensation paid to the President and CEO. The review looked at the compensation paid to Mr. Balfour from 2018 to 2022 and compared the investment returns experienced by shareholders over the same period. The analysis included both realized pay (consisting of amounts paid) and realizable pay (consisting of the value of any outstanding equity-based awards). The analysis concluded there was appropriate alignment between the President and CEO’s realized/realizable pay and shareholders’ investment return experience over the long term. Please see Total Shareholder Return and President and CEO Compensation for more information on the analysis.

Based on the Company’s performance in 2022 and the impact of that performance on the compensation we pay our executives, we remain confident that our incentive plans and resulting payouts are closely aligned with the interests of our shareholders.

SHAREHOLDER FEEDBACK

We held our annual “Say on Pay” advisory vote at our 2022 Annual Meeting that allowed shareholders to indicate whether they agreed with Emera’s compensation practices and policies. Shareholders voted 94.64 per cent in favour of our approach to executive compensation. At this year’s Annual Meeting of Shareholders, we will again be presenting a “Say on Pay” non- binding advisory resolution. As part of our continued commitment to shareholder engagement, it is important for us to receive direct feedback from our shareholders and have constructive dialogue about our compensation decisions and other governance matters. Shareholders can contact the Chair of the Committee or the Chair of the Board at the address listed at the end of this letter.

As always, we welcome your review of our compensation programs and results, which are described in more detail in the Statement of Executive Compensation that follows. We encourage you to take part in our “Say on Pay” vote and we welcome your questions and feedback, which can be provided directly to the Chair of the Committee or the Chair of the Board by mailing (through regular mail or other means of delivery) to:

Attention: Chair of the MRCC	Attention: Chair of the Board

P.O. Box 910, Halifax, Nova Scotia B3J 2W5	P.O. Box 910, Halifax, Nova Scotia B3J 2W5

in a sealed envelope marked “Private and Confidential – Attention, Chair of the MRCC of Emera Inc.”	in a sealed envelope marked “Private and Confidential – Attention, Chair of the Board of Directors of Emera Inc.”

Henry Demone	James Bertram	Karen Sheriff	Jochen Tilk

Director and Chair of the Management Resources and Compensation Committee	Director and Member of the Management Resources and Compensation Committee	Director and Member of the Management Resources and Compensation Committee	Director and Member of the Management Resources and Compensation Committee

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Emera’s approach to executive compensation is designed to achieve results, drive growth and deliver value to customers and shareholders. We are committed to:

•	aligning the financial interests of executives with Emera’s broader strategic and business interests and the related interests of Emera’s shareholders, customers and other stakeholders;

•	rewarding Emera’s executives for sustained growth in shareholder value, paying competitively with our North American peers;

•	balancing short- and long-term incentive plans that reflect our pay-for-performance philosophy; and

•	managing risk through good governance.

Statement of Executive Compensation

MARKET COMPETITIVENESS

Emera benchmarks executive compensation to ensure the Company pays competitively in the markets where it operates, and to motivate, attract and retain high-quality talent. Emera’s executive compensation program is designed to generally provide total target compensation at the median of compensation paid by comparable companies whose operations are of a similar size and complexity as Emera. Pay positioning, in some specific cases, may be above or below the median based on experience, uniqueness of responsibilities and performance. “Total target compensation” for senior management, including the named executive officers, is comprised of base salary, target short-term incentive and target long-term incentives linked to creating shareholder value.

PAY-FOR-PERFORMANCE PHILOSOPHY

A core principle of Emera’s executive compensation philosophy is that a significant portion of executive compensation is at risk and linked to the achievement of objectives that measure whether shareholders are receiving strong return for their investment. The at-risk components include both short- and long-term incentives, which establish measurable financial, organizational, environment, social and governance objectives including safety that, if achieved, add value to the Company.

The incentive compensation plans are designed to pay greater amounts for superior performance and lesser amounts if target performance is not achieved. Emera must achieve a threshold level of performance for any payment against a particular objective or there is no payment against that objective. Executives’ performance against those objectives is measured and rated by the President and CEO with a recommendation to the MRCC, which in turn discusses the assessments with the Board of Directors for approval. The Board Chair, in collaboration with the MRCC and the Board as a whole, assesses the performance of the President and CEO.

Generally, the at-risk compensation component of total compensation increases in conjunction with the individual executive’s level of responsibility. The Company considers many factors when developing the incentive plans, including current compensation trends, plan costs (including maximum payout values), expected value to be delivered to participants, and analysis of threshold, target and stretch payouts. Both short- and long-term incentive plans are modelled using historical and prospective performance scenarios. This stress testing provides the MRCC and the Board with reasonable assurance that the plan payouts will be appropriately aligned with shareholder and Company objectives. The Company conducts analyses every year to determine how actual payouts compare to expected payouts and whether the plan components and design require any changes.

The MRCC and Board reserve the right to exercise discretion in adjusting compensation payouts up or down to align with Company results, which may include refraining from paying out any amounts under the incentive compensation plans where circumstances warrant.

The MRCC has previously approved a set of guiding principles to govern when discretion is applied to ensure consistency and fairness when adjustments are made to incentive compensation. These guidelines are detailed on page 80.

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COMPENSATION PROGRAM

Emera’s compensation program includes the following components:

Base Salary (page 78): Salaries are benchmarked against companies of similar size and scope as Emera or the respective affiliate and are set to reflect the degree of special skills and knowledge required now and in the future for the position and the performance and contribution of the individual.

Short-term Incentive Plan (page 78): Short-term incentive objectives are set forth in scorecards and consist of key annual objectives linked to the Company’s corporate strategy. These scorecards establish measurable financial, organizational, environment, social and governance objectives including safety that, if achieved, add value to the Company.

Long-term Incentive Program (page 81): Consists of performance share units (“PSUs”), restricted share units (“RSUs”) and stock options. Levels are determined based on competitive benchmarking data and the degree of the executive’s responsibility within the Company. They are intended to align executive performance with a long-term focus on creating and preserving shareholder value.

Pension Plan Benefits (page 92): The Pension Plan consists of either defined benefit or defined contribution components and a supplemental employee retirement plan, all of which are governed by a pension oversight governance framework.

Other Executive Benefits (page 88): The Company offers market competitive non-cash compensation components such as group benefits, vacation, wellness incentives and an employee common share purchase plan.

Management Resources and Compensation Committee

The Board has assigned responsibility to the MRCC to review, recommend and oversee the determination of the compensation for Emera’s executive officers and the administration of all the Company’s executive compensation plans and programs. Current members of the MRCC are:

•	Mr. Henry Demone (Chair);

•	Mr. James Bertram;

•	Ms. Karen Sheriff; and

•	Mr. Jochen Tilk.

All members of the MRCC are independent Directors. Each member of the MRCC has experience with human resources issues and compensation matters. More detailed information on each member’s qualifications and experience is contained in Director Nominees Information.

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The MRCC considers best practices in determining and monitoring executive compensation as discussed in this circular. We are guided by the following key practices, which we believe promote good governance and serve the interests of our shareholders:

What we do

Align the Company’s compensation programs with its corporate strategy through the use of financial and non-financial performance metrics that support both short- and long-term strategic goals.

Perform an annual risk assessment to identify risks associated with our pay structure.

Retain an independent compensation advisor for the MRCC that does not provide any services directly to management.

Allow for the reduction or withholding of payouts under the short-term and equity-based incentive plans for results below expectations, at the MRCC and Board’s discretion.

Provide shareholders with the opportunity to vote on a “Say on Pay” resolution at the Company’s Annual Meeting, which allows shareholders to indicate whether they are in agreement with Emera’s compensation practices and policies (94.64 per cent of votes cast last year were in favour of the Company’s approach).

Use double-trigger change of control agreements.

Test compensation awards for appropriate alignment between pay and performance under a number of different outcome scenarios.

Provide detailed information on those companies used in the Company’s comparator group for benchmarking purposes.

Align executive pay with shareholders’ interests by having a significant component at risk and tied to both short- and long-term performance.

Have significant share ownership requirements in place for NEOs, which include a one-year post-retirement hold period.

Defer a substantial portion of long-term incentives for the majority of the senior executives and for other employees whose actions may have a material impact on the Company’s risk profile to discourage the taking of short-term or excessive risks.

Conduct pay equity analyses to help ensure the Company’s hiring and pay practices promote equity.

Have a pension oversight governance framework in place for pension benefits.

Monitor the ratio of the Company’s NEOs’ total compensation to the median employee’s total compensation.

Have a clawback policy that allows the Company to recoup short- and long-term incentive payments made to senior executives.

Disclose a lookback table showing how much the President and CEO has received in compensation over the past five years, factoring in long-term incentive payouts and changes in value.

Translate USD earnings to CAD earnings using a budgeted foreign exchange rate to ensure that fluctuations in the foreign exchange rate do not positively or negatively impact the measurement of the Company’s performance results against its targets.

Conduct an extensive succession planning process where successor readiness over one, three, and five years is reviewed.

What we don’t do

Allow for the repricing or backdating of stock options.

Use single-trigger change of control agreements.

Allow the payment of dividends on share awards prior to vesting.

Count unvested awards that are subject to performance criteria, or unexercised stock options, toward share ownership requirements.

Allow executives to limit their economic risk with respect to any Emera securities they hold through hedging, pledging or other such transactions.

Grant additional years of credited service to NEOs under the Company’s pension plan or supplemental employee retirement plan.

Compensate executives for sitting on or chairing the Boards of any of Emera’s operating companies.

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MRCC GOVERNANCE

The MRCC is responsible for reviewing the alignment of Emera’s compensation programs, including incentive pay programs, with Emera’s strategic plans, performance and risk management principles. The Committee annually reviews compensation for the President and CEO and senior management of the Company. The MRCC oversees the administration of the incentive plans providing for the award of short-term incentives, stock options, PSUs, RSUs and deferred share units (“DSUs”) in accordance with the provisions of the respective plans.

The Committee reviews, and recommends to the Board of Directors, compensation policies and processes, any new incentive and the equity compensation plans and any changes to such plans.

The Board Chair specifically discusses the President and CEO’s performance with each Director individually and provides feedback to the MRCC, the Board and the President and CEO on at least an annual basis. In addition, the CEO reports, and the Committee reviews, the progress toward annual objectives at every Board meeting.

RISK MANAGEMENT AND COMPENSATION

As part of the Board and MRCC’s oversight responsibilities for the design and administration of Emera’s executive compensation programs, the MRCC identifies and discusses design features or processes that may potentially represent conflicts of interest or inducements for unnecessary or excessive risk-taking by senior executives.

The MRCC also regularly monitors industry trends with respect to risk management and conducts an annual risk assessment in consultation with an external compensation consultant. Emera’s compensation programs and policies are designed to incorporate the Company’s view on appropriate risk, as demonstrated by the elements shown below, which are discussed in greater detail in the sections that follow:

The Company regularly reviews its executive compensation programs with third-party compensation advisors to confirm the programs continue to align with shareholder and stakeholder interests, comply with regulatory requirements, and are consistent with sound principles of risk management and governance. The MRCC retains an independent compensation advisor that does not provide any services directly to management.

The Company has a pay-for-performance philosophy and the mix of short- and long-term programs assists in mitigating excessive risk-taking.

Vesting requirements, stress testing of potential payouts, clawback provisions, an anti-hedging policy and share ownership requirements are part of the Company’s overall plan design to mitigate risk. For more information, please see the Executive Share Ownership Requirements and Anti-Hedging Policy section on page 96.

The Company’s compensation governance structure involves the Board, the MRCC, the MRCC’s external compensation advisor, management, and management’s external compensation advisors.

All members of the MRCC are knowledgeable individuals who have the necessary background and expertise in human resources issues and compensation matters to fulfil their obligations to the Board and to shareholders.

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Annual Compensation Risk Assessment

In 2022, the MRCC conducted its annual compensation risk review of our executive compensation programs and policies. To assist in the review, management engaged Mercer to evaluate the previous year’s comprehensive risk assessment that Mercer conducted for any material changes over the course of the year. Mercer again concluded that Emera has risk mitigation policies in place that are aligned with market best practices and did not identify any material risks arising from Emera’s compensation policies and practices. Based on this assessment, the MRCC determined that:

•

Total compensation is appropriately balanced between short- and long-term horizons, and the mix of base salary and short- and long-term incentives does not create an inducement to take inappropriate risk to the detriment of the Company’s shareholders;

•	The use of multiple performance measures in the incentive plans (including non-financial measures) helps to avoid undue focus on any one particular metric;

•	The Short-term Incentive Plan focuses on growth of annual earnings and cash flow, but caps incentive payouts in a manner consistent with market practice, thereby reducing risk;

•

Risks associated with the Long-term Incentive Plan are mitigated by annual grants (versus front-loading grants) of PSUs, RSUs and stock options. Risks that incentive plans may incentivize activities that are inconsistent with Emera’s strategy are mitigated by choosing metrics aligned with key areas of financial and strategic performance;

•	The MRCC and Board’s discretion to reduce or withhold payment under the short-term and equity-based incentive plans for results below expectations decreases the risks associated with those plans;

•

Emera’s executive share ownership requirements decrease risk in the compensation program by encouraging alignment between the interests of senior officers and the interests of shareholders. In addition, the Company’s anti-hedging policy helps maintain that alignment by prohibiting senior officers from reducing their economic risk with respect to any Emera securities they hold through hedging, pledging or other such transactions. The ownership requirement includes a one-year hold period post-retirement for NEOs;

•	The vesting conditions on retirement are an important retention tool for designated executives of the Company;

•

The clawback policy contributes to the Company’s risk mitigation efforts and is currently under review in conjunction with the recent changes made to Securities and Exchange Commission requirements. The clawback policy allows the Company to recoup short- and long-term incentive payments made to senior executives in cases where: (a) the payments were based on reported financial results that were subsequently corrected or restated as a result (or partial result) of the executive’s gross negligence, misconduct or fraud and the reward received would have been lower had the financial results been properly reported; or (b) the executive commits a serious breach of the Company’s Code of Conduct; and

•

The inclusion of double-trigger provisions in senior executives’ employment contracts and the absence of enhanced benefits in a change of control situation mitigates the risk arising from a change in control of the Company.

Accordingly, based on the governance practices in place and the results of the risk assessment, the MRCC concluded that Emera’s compensation programs do not pose a material risk to the Company because an appropriate system of checks and balances is in place to mitigate the level of risk undertaken by management. The MRCC satisfies itself as to the adequacy of the information it receives regarding risk, the independence of the risk assessment, and the reporting of financial results on which certain important compensation decisions (such as incentive payouts) are based.

The MRCC and Board will continue to review the relationship between enterprise risk and the Company’s executive compensation plans and policies to confirm they continue to be optimally aligned with shareholder interests while maintaining an acceptable level of risk exposure.

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SUCCESSION PLANNING AND LEADERSHIP DEVELOPMENT

The MRCC assists the Board in the succession planning process for the President and CEO and has responsibility for overseeing succession planning for senior management of the Company and its operating companies. At Emera, succession planning is a dynamic, ongoing process of identifying, assessing and developing leadership competencies and business skills. The purpose is to confirm the Company’s capacity to meet future strategic objectives and to replenish critical organizational roles over time. The Board and Committee undertake this process on an annual basis. The Board also has responsibility for approving the appointment of the Company’s officers.

As part of the comprehensive succession planning process at Emera, management and the MRCC review, on an annual basis, the detailed management succession and development plans, and potential candidates for the CEO and senior management positions throughout the Company and its operating companies. The Committee oversees the management succession planning process and developmental strategy, which includes assessments of the senior leadership at all operating companies to leverage the entire talent pool across Emera. The Board receives a related progress report from the CEO at every Board meeting during the in-camera session. In addition, the process also involves an annual discussion between the Chair and every member of the Board.

The succession planning process includes the identification of successors for all executive roles on a temporary or urgent basis in the event of an unexpected vacancy. This will help ensure that any impact on the Company’s operations is minimized until such time that a permanent successor is in place.

The Company’s leadership competencies model is aligned with our business strategy and connected to our values. These leadership competencies support our people in delivering results in a way that demonstrates Emera’s commitment to customers, shareholders, communities and each other. Our leadership competencies require our people to:

1.	Speak up on safety, health and the environment

2.	Take ownership and act with integrity

3.	Drive operational excellence for customers

4.	Build strong, collaborative relationships

5.	Develop people and teams

6.	Cultivate innovation and embrace change

7.	Think strategically and exercise sound judgment

These leadership competencies apply not only to management employees, but to every employee at Emera. The alignment of all employees to a common set of competencies provides the foundation from which we develop our people.

Emera is committed to developing leaders at all levels and has a comprehensive annual assessment process and framework to coordinate leadership development across the Company. This assessment process identifies areas of development for individuals as well as the leadership team related to identified core leadership capabilities. Personal development plans and overall Company leadership development programs, which reflect the above competencies, are in place for both existing and potential leaders. The Company focuses on ensuring challenging work assignments are offered, secondments to operating companies are made where appropriate, regular leadership development training occurs, and mentors are assigned where beneficial.

Emera will continue these focused efforts to build leadership capacity throughout the organization in support of its long-term growth strategy.

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COMPENSATION ADVISORS

The MRCC retains the services of independent compensation advisors to assist in discharging its duties, including determining the compensation payable to the President and CEO and other senior officers.

Since 2007, the MRCC has engaged Hugessen as its principal advisor to provide independent advice, compensation analysis and other information for compensation recommendations. Hugessen provides advice on the competitiveness and appropriateness of compensation practices and comparator groups for Emera. In addition, Hugessen advises the MRCC on policy recommendations made by management, and reviews and provides commentary on the Company’s Statement of Executive Compensation. As independent advisors to the MRCC, Hugessen does not provide any professional services to management.

The MRCC:

•	Annually reviews the advisor’s performance and fees.

•	With input from Company management and the advisor, annually, or on an as-needed basis, determines the specific work the advisor is to undertake and the fees associated with this work.

•	Prior to undertaking any work, ensures the advisor provides an outline of the scope of work and related fees, and the MRCC Chair must provide written pre-approval.

•	Does not approve any work that, in its view, could compromise the advisor’s independence in serving the MRCC.

In addition to the MRCC’s compensation advisor, Emera engaged the services of Mercer and LifeWorks in 2022 to assist in executive compensation matters.

In making its decisions on the compensation program, the MRCC reviews information and recommendations provided by Hugessen, Mercer and LifeWorks, but all decisions remain the responsibility of the MRCC and the Board.

The table below summarizes the fees paid to all external compensation advisors in 2021 and 2022.

	2022		2021
Advisor	MRCC work ($)	Other work ($) (1)	MRCC work ($)	Other work ($)
Hugessen Consulting Inc.	128,655	Nil	185,133	Nil
LifeWorks	Nil	75,415	Nil	117,105
Mercer (Canada) Limited	Nil	200,285	Nil	114,791

(1)	Mercer (Canada) Limited was retained by the Nominating and Corporate Governance Committee in 2021 and 2022 to review Directors’ compensation; the fees for that review are included in the amount shown.

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Compensation Discussion and Analysis

NAMED EXECUTIVE OFFICER COMPENSATION

The NEOs whose compensation is disclosed in this Compensation Discussion and Analysis are the President and CEO, the CFO and the next three most highly compensated executive officers of the Company, or its operating companies, as defined by Canadian securities legislation:

•	Scott Balfour, President and Chief Executive Officer, Emera Inc. (“President and CEO”);

•	Greg Blunden, Chief Financial Officer, Emera Inc. (“CFO”);

•	Bruce Marchand, Chief Risk and Sustainability Officer, Emera Inc.;

•	Karen Hutt, Executive Vice President, Business Development and Strategy, Emera Inc.; and

•	Richard Janega, Chief Operating Officer, Electric Utilities, Canada and Caribbean, Emera Inc.

Scott Balfour, President and Chief Executive Officer, Emera Inc.

Mr. Balfour was appointed President and CEO of Emera Inc. in March 2018. He serves as Chair of the Boards of Tampa Electric Company, Peoples Gas System Inc. and Nova Scotia Power Inc. 2022 was a strong year in advancing Emera’s strategy and in delivering value for customers and earnings growth for shareholders. This is despite unexpected challenges including rising inflation, global supply chain disruptions and two record-breaking hurricanes. The introduction of Bill 212 in Nova Scotia was not a good outcome for customers or shareholders, but the settlement agreement that was subsequently achieved helped to mitigate impacts. Under Mr. Balfour’s leadership, Emera has advanced its carbon reduction goals and is increasingly recognized as a leader in ESG. Successful execution of a $2.6 billion rate base investment and the forward-looking 8–9% capital plan focused on delivering cleaner and more reliable energy for customers, supporting continued growth in earnings for shareholders. Noteworthy is the completion of the complex Big Bend modernization project, which was safely completed on time and on budget during 2022. While Mr. Balfour has demonstrated his strong leadership toward the goal of world-class safety culture and performance, the tragic loss of a team member in a workplace accident in early 2022 is a reminder that this is an area requiring ongoing focus notwithstanding the significant progress and safety performance milestones achieved to date. Prior to his current role, Mr. Balfour served as Chief Operating Officer and Chief Financial Officer at Emera.

Greg Blunden, Chief Financial Officer, Emera Inc.

Mr. Blunden became CFO in 2016 and has accountability for financial leadership across Emera. In 2022, Mr. Blunden continued to make substantial progress on Emera’s capital investment funding plan and supporting corporate financing plans and led the relationship with capital market stakeholders. His extensive financial and regulated utility experience makes him a valuable resource to leaders across the business in their pursuit of appropriate rate case outcomes. Mr. Blunden is a Fellow Chartered Professional Accountant and has previously served in a number of financial, business development and strategy roles at Emera and its affiliates.

Bruce Marchand, Chief Risk and Sustainability Officer, Emera Inc.

In 2022, Mr. Marchand moved from his previous role of Chief Legal and Compliance Officer to assume a new role as Emera’s Chief Risk and Sustainability Officer. In addition to continuing his accountability for Emera’s enterprise risk function, Mr. Marchand has applied his deep industry knowledge to leading Emera’s sustainability priorities and reporting work, including support for the recently formed Risk and Sustainability Committee of the Board. Under his leadership, Emera has developed and maintains robust risk and sustainability policies, assessments, action plans, reporting and tracking tools. During the year, Mr. Marchand seamlessly transitioned his corporate legal, internal audit and regulatory oversight responsibilities to his successor in those roles.

Karen Hutt, Executive Vice President, Business Development and Strategy, Emera Inc.

Ms. Hutt was appointed Executive Vice President, Business Development and Strategy in 2019 and became accountable for government relations in 2021. She brings expert leadership and process discipline to the development and execution of business development, as well as a very robust strategic planning process – driving our focus on continued growth. During the year, Ms. Hutt assumed additional responsibilities as Chair of Emera Caribbean and the corporate communications and stakeholder relations function for Emera. Previously, Ms. Hutt was appointed President and Chief Executive Officer of NSPI in August 2016.

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Richard Janega, Chief Operating Officer, Electric Utilities, Canada and Caribbean, Emera Inc.

Mr. Janega was appointed Chief Operating Officer, Electric Utilities, Canada and Caribbean of Emera and a Director of NSPI in 2018 and retired from Emera at the end of 2022. During the year, Mr. Janega successfully led and eventually transitioned his leadership responsibility for Safety & Environment to successors and handed his role as Chair of Emera Caribbean to Ms. Hutt. The approval of the Maritime Link’s final cost application successfully caps off Mr. Janega’s extraordinary leadership of this highly complex multi-year project.

The total target compensation for each NEO in 2022 is outlined below:

Name	Base salary ($)	Short-term incentive at target (% of base salary)	Short-term incentive at target ($)	Long-term incentive at target (% of base salary)	Long-term incentive at target ($)	Total target compensation ($)
Scott Balfour	1,100,000	100	1,100,000	515	5,665,000	7,865,000
Greg Blunden	600,000	80	480,000	220	1,320,000	2,400,000
Bruce Marchand	545,000	70	381,500	160	872,000	1,798,500
Karen Hutt	510,000	70	357,000	180	918,000	1,785,000
Richard Janega	525,000	70	367,500	125	656,250	1,548,750

The following charts show the percentage weighting of each component of the total target compensation for the NEOs. In keeping with the Company’s pay-for-performance philosophy, the 2022 compensation plan design resulted in 86 per cent at-risk pay for our President and CEO and an average for the five NEOs of 74 per cent.

Figures in charts have been rounded to the nearest percentage.

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COMPENSATION PROCESS

Benchmarking Data

The MRCC is responsible for annually reviewing the composition and use of comparator groups to assist in determining the compensation recommendations for the Company’s senior officers, including the President and CEO and other NEOs. The recommendations are then brought to the Board for approval. The MRCC undertakes periodic reviews of compensation design and total compensation opportunities for the senior management team, which helps ensure the programs are current and that they are fair comparisons for particular roles, recognizing varying responsibility and scope of executive positions within Emera and its operating companies.

Emera management engages the services of Mercer to compile market information on senior management compensation relating to base salary, and short- and long-term incentives. The MRCC also uses its independent compensation advisor, Hugessen, to assist in providing benchmarking data and advice when setting executive compensation levels and making changes to the Company’s compensation programs.

A complete benchmarking review takes place annually, and the scope of services includes competitive market reviews of senior executive compensation levels; review and observations of current executive compensation philosophy, policies and practices; and a review of pay and performance comparators.

The Company’s comparator group for senior executives consists of two sub-groups: (1) a Canadian group of companies in the Canadian energy, utility and general industry sectors; and (2) a US group of US energy and utility companies. It consists of the following companies:

Canadian comparators	US comparators

Energy & Utility Industry

Algonquin Power & Utilities Corp.

AltaGas Ltd.

ATCO Ltd.

Fortis Inc.

Hydro One Ltd.

Keyera Corp.

Inter Pipeline

Pembina Pipeline Corp.

TC Energy Corp.

TransAlta Corp.

General Industry

Air Canada

Canadian Pacific Railway

Canadian Tire Corp. Ltd.

Loblaw Companies Ltd.

Nutrien Ltd.

Restaurant Brands International LP Rogers Communications Inc.

TELUS Corp.

Energy & Utility Industry

Alliant Energy Corp.

Ameren Corp.

Atmos Energy Corp.

Avangrid Inc.

Black Hills Corporation

CenterPoint Energy, Inc.

CMS Energy Corp.

DTE Energy Company

Evergy, Inc.

Eversource Energy

NiSource Inc.

OGE Energy Corp.

Pinnacle West Capital Corp.

Sempra Energy

UGI Corp.

WEC Energy Group, Inc.

The inclusion of US companies reflects that approximately 74 per cent of Emera’s assets are US-based and approximately 70 per cent of Emera’s revenues came from US operations in 2022. It also factors in the talent market for the executive team and that most of Emera’s executives have significant oversight over US operations. While the benchmarking group assists in determining the appropriate compensation ranges for base salaries, target short-term incentives and target long-term incentives for the senior executive team, the Committee does not believe in a “one size fits all” approach and looks at the circumstances of each executive when determining whether to benchmark using the full comparator group or whether a different approach is warranted. The Committee considers the corporate and geographical scope of each executive when setting benchmark comparator groups. When benchmarking executives who are paid in Canadian dollars against roles that are paid in US dollars, the Company uses the five-year average exchange rate between Canada and the US to smooth out the impact of currency fluctuations.

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The following chart shows where Emera was positioned compared to the companies in both the Canadian and the US comparator groups based on selected key financial metrics – market capitalization, total enterprise value, assets, revenues, and earnings before interest, taxes, depreciation and amortization (“EBITDA”).

(1)	As at date of analysis, February 9, 2022.
(2)	As at December 31, 2021.
(3)	Last 12 months as at December 31, 2021.

Note: The above table was prepared by Hugessen Consulting Inc. using data from S&P Capital IQ.

In addition to using publicly disclosed compensation data from the companies in the comparator group, the MRCC also considers Mercer’s Total Compensation Survey for the Energy Sector in assessing executive compensation using data from energy and services companies with similar revenues to Emera. To provide sufficient data in some cases, the Mercer Benchmark Database Survey, which is a general industry database, is also used to expand the survey scope to include Canadian general industry companies of similar size to Emera.

With the assistance of Hugessen and Mercer, the Committee conducted a compensation benchmarking review of the executive team at the end of 2021 to set 2022 pay using the comparator group and survey data, and undertook a review of the competitiveness and appropriateness of Emera’s compensation programs. More details on the results of the review are provided in the next section.

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ANNUAL COMPENSATION REVIEW PROCESS

For each executive position, a range for base salary, target short-term incentive and target long-term incentive is established annually, using the benchmarking data along with other information on industry trends for positions of similar scope and responsibility.

The President and CEO conducts an annual performance assessment of each member of the executive leadership team, including the NEOs, which shape the annual salary adjustment recommendations. Based on the performance assessments and the benchmarking data, the President and CEO then recommends total target compensation for each senior leader, including the NEOs (but excluding himself) to the MRCC for review and approval. With respect to the President and CEO, the Board conducts an annual performance assessment and the MRCC reviews benchmark data and other information on industry trends for positions of similar scope.

Following this process, the MRCC makes recommendations for total target compensation for the senior management team, including the President and CEO and the other NEOs, to the Board of Directors. As part of the annual compensation review process, the MRCC reviews emerging best practices and risk considerations.

At the end of 2021, both management’s compensation advisor, Mercer, and the Committee’s compensation advisor, Hugessen, provided the results of their benchmarking reviews, which assisted in setting the compensation levels for the NEOs for 2022.

In light of Mr. Balfour’s below-market positioning against other CEOs in the Company’s peer group and given his strong performance as President and CEO, Mr. Balfour’s total compensation was adjusted to $7.9 million. In keeping with the Company’s pay-for-performance approach, the entirety of Mr. Balfour’s 2022 increase was allocated to his long-term incentive target, which increased from 500 per cent to 515 per cent, further linking his incentive payouts to the achievement of key objectives that advance Emera’s corporate strategy and performance metrics that measure long-term shareholder value.

To reflect Mr. Blunden’s positioning against other CFOs and his continued growth and performance, he received a 2.6 per cent increase to base salary. To maintain Mr. Marchand and Mr. Janega’s proximity to market, they both received a 1.9 per cent increase to base salary. In consideration of Ms. Hutt’s expanded role and market position, Ms. Hutt received an overall 17.6 per cent increase, which consisted of an increase to her base salary and long-term incentive target.

The compensation changes from 2021 to 2022 are summarized below. All changes were effective January 1, 2022:

	Base salary	Short-term incentive target (% of base salary)	Long-term incentive target (% of base salary)	Total target compensation (% increase)	Proportion of compensation at risk
Scott Balfour	No change	No change	Increase from 500 per cent to 515 per cent	2.1	No material change (86 per cent)
Greg Blunden	Increase from $585,000 to $600,000	No change	No change	2.6	No change (75 per cent)
Bruce Marchand	Increase from $535,000 to $545,000	No change	No change	1.9	No change (70 per cent)
Karen Hutt	Increase from $460,000 to $510,000	No change	Increase from 160 per cent to 180 per cent	17.8	Increase from 70 per cent to 71 per cent
Richard Janega	Increase from $515,000 to $525,000	No change	No change	1.9	No change (66 per cent)

As a result of the changes, the variable or at-risk component of the NEOs’ compensation averaged 74 per cent in 2022, a 1 per cent increase from 2021. The changes made to the compensation of the respective NEOs in 2022 are also reflected in the NEO Summary Compensation Table.

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ELEMENTS OF COMPENSATION

Base Salary

While the MRCC focuses on total compensation, base salary remains an important part of the overall compensation package the Company offers its executives. See the table above for 2022 base salary increases, which were intended to better align base salary positioning relative to the market.

Short-term Incentive Plan

The compensation awarded under the Short-Term Incentive Plan links a portion of an executive’s compensation to the achievement of predetermined levels of performance in support of corporate and business unit objectives. These objectives are designed to focus on short-term goals (typically on an annual basis) that are intended to deliver value to customers and contribute to increased shareholder value in the longer term. Emera has adopted the scorecard approach to translate corporate strategies into measurable incentive plan goals. Target payouts under the scorecards are generally set as a percentage of salary and are benchmarked against the median for positions with similar responsibilities in comparator companies.

On the recommendation of the MRCC, the Board of Directors of Emera approves scorecards that set forth corporate objectives and related threshold, target and stretch performance levels to be achieved each year. Short-term incentive payouts for senior management, including the NEOs, are based on scorecard results with potential payouts ranging from 0 to 200 per cent of target.

Short-term incentive payouts for all NEOs are calculated based on results achieved through a corporate scorecard.

2022 Short-term Incentive Results

2022 Emera Corporate Scorecard

The scorecard for Emera (“Emera Corporate Scorecard”) was developed by management and approved by the Emera Board of Directors, on the recommendation of the MRCC, at the beginning of 2022. It was used to determine the short-term incentive payout for all NEOs.

The Emera Corporate Scorecard objectives were based on the Company’s Business Plan for the year and include threshold, target and stretch performance measures for each objective. To reach target level performance, all threshold and target measures must be achieved, and to reach stretch level performance, all threshold, target and stretch measures must be achieved.

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The following table shows the elements and results of the Emera Corporate Scorecard for 2022.

Emera corporate objective	Weighting (%)	Threshold ($)	Target ($)	Stretch ($)	Actual result ($)	Percentage payout (%) (1)
Compensation Net Income (2)	40	700M	824M	948M	854M	49.7

Compensation Cash Flow (2)	30	1,494M	1,868M	2,242M	1,593M	19.0
Safety	10

Objectives included:

•   Threshold: Update the Contractor Safety Program to incorporate the Serious Injuries and Fatalities (SIF) Prevention Framework, recent Affiliate learnings, and industry best practices; and 50% of employees complete applicable modules from the University of Colorado Energy Series safety training.

•   Target: Update Emera/Affiliate safety assurance programs (audits & compliance monitoring) to improve consistency and objectivity and implement recommendations; and achieve a 15% reduction in high energy serious injuries across the business.

•   Stretch: Update Field Safety Engagement processes to incorporate SIF Prevention concepts and deliver associated training to 90% of Emera Inc. Leaders; and achieve a 50% reduction in high energy serious injuries across the business.

					Threshold achieved; however, upon recommendation of management, reduced to zero for Emera senior executives due to an employee fatality at Nova Scotia Power	0.0
Environment	10

Objectives included:

•   Threshold: Complete Phase 2 of Uncontrolled Releases Prevention initiative; completion of Cority Release II training modules by 50% of Emera Inc. employees.

•   Target: Implement system to manage and track Emera-wide CO2 climate commitments to support internal and external reporting requirements; 70% of Emera Inc. employees complete CO2 climate commitments awareness training.

•   Stretch: Conduct review of regulatory approval and permitting processes across Emera companies and develop best practices guide; select Affiliate Environmental Management System (EMS) Critical Targets for climate- related initiatives completed in 2022; and achieve no significant environment events.

					Target achieved	10.0
People	10

Objectives included:

•   Threshold: Host three Diversity, Equity and Inclusion (DEI) events within Emera Inc. 75% of Emera Inc. employees share a DEI moment within a meeting.

•   Target: 90% of Emera Inc. people leaders complete a course on how to have performance and career discussions with their employees. 90% of all Emera Inc. employees complete a new performance review.

•   Stretch: Increase the number of new hires from underrepresented groups for external postings by 10% year over year. Increased training and awareness of cybersecurity as measured by achieving cyber training completion results of 90% or higher AND phishing “test click rate” results of 5% or lower, averaged across all Affiliates for 2022.

					Stretch achieved	20.0

	100					Total: 98.7

(1)

Percentage payouts, below or above target for financial measures, are interpolated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and capped at 200 per cent for stretch).

(2)

Adjusted net income attributable to common shareholders for compensation purposes (“compensation net income”) and cash flow from operations for compensation purposes (“compensation cash flow”) are non-GAAP financial measures and do not have a standardized meaning as prescribed by USGAAP. Calculation of these measures and reconciliation to the nearest GAAP measures are discussed on page 80.

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The financial targets reflected in the scorecard are established in linkage to per share outcomes but are set at absolute levels to avoid the risk of incentive impacts influencing the timing of financing decisions within the year. Compensation cash flow fell between threshold and target and compensation net income fell between the target and stretch levels of performance.

Regrettably, Nova Scotia Power experienced a workplace fatality. As a result, on the recommendation of management and with the support of the HSE Committee of the Board, the safety measure was reduced to zero per cent for the NEOs.

The compensation cash flow and compensation net income figures that are shown in the Emera corporate scorecard are adjusted for incentive purposes from the Company’s reported figures. The Company considers the following general principles when determining whether it should adjust financial results for incentive plan purposes:

•	The Company adjusts the reported figures for specific items the Company believes are significant, but not reflective of underlying operations in the period.

•

Incentive compensation should be directly linked to the performance of the core business and delivering on the plan of record. Meaningful accounting gains or losses are generally the result of strategically or financially driven transactions in which there has been direct involvement and support of the Board; therefore, the impacts of the transactions should typically be excluded from incentive compensation, except as noted below. The Company does not want its strategically or financially driven decisions to be influenced by compensation impacts.

•

The Company should, however, consider including all or some portion of the gain (positive impact) or loss (negative impact) if such gain or loss appropriately reflects the value creation or value destruction and overall performance of management in the decision or execution of the transaction leading to such gain or loss.

•

Perfect alignment of performance and compensation can be elusive from year to year. Therefore, the Board reserves the right to adjust incentive payouts in either direction to satisfy itself that there is close alignment between performance and compensation.

The substantial rise in fuel costs and harsh winter storms in 2022 had significant impacts on the Company’s Compensation Cash Flow metrics in the Emera corporate scorecard as well as the 2020 PSU grant. These unexpected costs will ultimately be recovered in subsequent years following established regulatory processes and incorporated into respective future budgets and targets. As such, the 2022 Compensation Cash Flow results have been adjusted to remove these additional costs. The table that follows shows the reconciliation between the reported and adjusted figures used in the Emera corporate scorecard. Adjustments in respect of the 2020 PSU grant are disclosed on page 83.

Compensation net income reconciliation (in millions $)	2022
Reported net income attributable to common shareholders	945
Less: mark-to-market gain, after tax (1)	(175)
Add: Impairment charge	73
Add: NSP Maritime Link Inc. unrecoverable costs (2)	7
Add: Adjustment to translate USD earnings to budgeted foreign exchange rate	4

Compensation net income	854

Compensation cash flow reconciliation (in millions $)	2022
Reported operating cash flow	913
Add: Adjustment to translate USD earnings to budgeted foreign exchange rate	11
Add: Adjustment for extraordinary fuel costs to be recovered in subsequent years	572
Add: Adjustment for extraordinary storm costs to be recovered in subsequent years	97

Compensation cash flow	1,593

(1)	Net of income tax expense of $73 million.
(2)	Emera accounts for NSPML as an equity investment, and therefore the after-tax unrecoverable costs were recorded in “Income from equity investments” on Emera’s Consolidated Statements of Income.

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Long-term Incentive Program

In 2022, there were three primary components of long-term incentive compensation for senior management, including the NEOs: the Performance Share Unit Plan (the “PSU Plan”), the Restricted Share Unit Plan (“RSUs”) and the Senior Management Stock Option Plan (the “Stock Option Plan”). The MRCC is responsible for granting PSUs, RSUs and stock options.

The number of PSUs, RSUs and stock options granted to senior management is determined after considering competitive benchmarking data and the individual’s level of responsibility within the Company. Grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The values of PSUs, RSUs and stock options increase or decrease over the term of a particular grant based on increases or decreases in Emera’s common share price.

The MRCC considers previous grants and looks at a history of total compensation each year before approving any new PSU, RSU or stock option grants for senior management (including the NEOs). This helps to ensure grants remain reasonable in light of market data, the performance of the Company and the performance of the individual.

In 2022, PSUs made up 50 per cent of the target long-term incentive compensatory value for each of Emera’s most senior executive officers, with the remaining 50 per cent divided equally between RSUs and stock options. This mix is aligned with market practice and provides for a balance between company performance and retention, while maintaining the Company’s pay-for-performance strategy by closely linking a significant portion of the executive’s compensation to that of the shareholder experience.

The table below provides a summary of the 2022 long-term incentive grants awarded to the NEOs.

	Options granted (#)	Options grant value ($) (1)	PSUs granted (#)	PSUs grant value ($) (2)	RSUs granted (#)	RSUs grant value ($) (2)	Total LTIP value ($)
Scott Balfour	204,400	1,416,492	47,390	2,832,500	23,691	1,416,011	5,665,003
Greg Blunden	47,600	329,868	11,042	659,980	5,524	330,169	1,320,017
Bruce Marchand	31,500	218,295	7,295	436,022	3,642	217,682	871,999
Karen Hutt	33,100	229,383	7,679	458,974	3,842	229,636	917,993
Richard Janega	23,700	164,241	5,490	328,137	2,742	163,889	656,267

(1)

Stock options are granted based on the Black-Scholes methodology. Please see the Senior Management Stock Option Plan section on page 85 for details on the Black-Scholes results and the Company’s use of a floor value ratio.

(2)	PSU and RSU grant values were calculated using the 50-day average closing share price of an Emera common share for the last 50 trading days of 2021, which was $59.77.

More details about the PSU Plan, the RSU Plan and the Stock Option Plan are set forth below.

Performance Share Unit Plan

The PSU Plan is designed to retain and incentivize employee participants by allowing senior management and key employees in specific roles to participate in the long-term success of the Company. A PSU is a notional share unit that is based on the value of an Emera common share – the value of a PSU changes directly in correlation to the value of an Emera share. PSUs also earn dividends like Emera shares; when a dividend is paid on Emera’s common shares, each participant is allocated additional PSUs based on the dividend paid on an equivalent number of Emera common shares.

Each year, designated senior leaders are awarded PSUs based on a pre-determined target of their base salary and the average 50 trading-day Emera common share price immediately preceding the effective grant date (the average is used to smooth out any short-term fluctuations in the share price). Each PSU grant has a three-year performance period. In addition to being affected by fluctuations in the Emera share price, the value of a PSU is also dependent on the achievement of financial objectives that help measure the increase in shareholder value. The MRCC establishes these financial objectives at the beginning of the performance period. By linking the value of the PSUs to Emera’s financial performance over the three-year vesting period, the plan aligns the interests of senior leaders with the interests of Emera’s shareholders and helps ensure that payouts are consistent with Company performance and shareholder experience. All PSU grants and payouts must be approved by the MRCC.

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At the end of the performance period, a performance factor is applied to the PSU grant based on the achievement of the financial objectives. If the Company fails to meet the performance objectives for a particular PSU grant, the Plan may pay out at less than target, or may not pay out any amounts at all. Even if targets are exceeded, the maximum performance factor is 200 per cent.

Accordingly, the amount payable to participants, including NEOs, at the end of the three-year performance period is determined by:

PSU Payout	=	OriginalGrant+NotionalDividends	×	Performance	×	Closing Share

Like the methodology on the grant, the payout is based on the average 50-trading-day closing price for Emera common shares at the end of the three-year performance period to smooth out short-term price fluctuations. Payments are made in cash.

Performance Share Unit Plan Results

The 2020 PSU grant had a performance period of January 1, 2020 to December 31, 2022 and was subject to two performance metrics:

1.	Compensation EPS growth weighted at 75 per cent, which is a fundamental measure of the increase in profitability of the Company; and

2.	Compensation cash flow, pre-working capital weighted at 25 per cent, which measures the Company’s success in focusing on cash generation and is a key driver of long-term value for shareholders.

Adjusted EPS for compensation purposes (“compensation EPS”) and adjusted operating cash flow, pre-working capital for compensation purposes (“compensation cash flow, pre-working capital”) are non-GAAP financial measures and do not have a standardized meaning as prescribed by USGAAP. Calculation of these measures and reconciliation to the nearest GAAP measure are discussed on page 83.

In addition to the above metrics, the 2020 PSU grant was subject to a TSR modifier, which could increase or decrease the performance factor resulting from the two performance metrics by 25 per cent based on Emera’s TSR compared to the TSR of the S&P/TSX Capped Utilities Index over the three-year performance period. If Emera’s TSR was positioned in the top quartile of performance of companies in the S&P/TSX Capped Utilities Index, the performance factor would be increased by 25 per cent; if Emera’s TSR was positioned in the bottom quartile, the performance factor would be reduced by 25 per cent. There is no adjustment if Emera’s TSR is in the second or third quartile of performance. This allowed the Company to focus on its specific business objectives, but still manage shareholder expectations by adjusting the results for relative performance.

The performance factor could range from 0 per cent to 200 per cent. The maximum performance factor is 200 per cent, even with the impact of the TSR modifier. If the performance metric results multiplied by the TSR modifier exceed 200 per cent, the performance factor would be capped at 200 per cent. In addition, if Emera’s TSR is negative on an absolute basis, then the TSR payout multiplier cannot be above 1.0 (100 per cent), regardless of whether the Company is in the top quartile of performance. This scenario could arise in situations where general market performance of the companies in the S&P/TSX Capped Utilities Index is negative and Emera’s TSR is higher while still being negative. This provision helps ensure payouts are reasonable when shareholders experience low returns on their investment.

The threshold, target and stretch levels and results are shown in the table below:

2020 PSU grant metric	Weighting	Threshold (50%)	Target (100%)	Stretch (200%)
Compensation EPS (1): three-year compound annual growth rate	75%	2%	6%	10%
Compensation cash flow, pre-working capital (1): three-year compound annual growth rate	25%	2%	6%	10%

(1)

Compensation EPS and compensation cash flow, pre-working capital, are non-GAAP financial measures that do not have standardized meaning under USGAAP. A reconciliation to the nearest GAAP measure is discussed further below.

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The results were as follows:

2020 PSU grant metric	2019	2022	Three-year compound annual growth rate	Weighted performance result
Compensation EPS (1)	$2.35	$3.20	10.8%	150%
Compensation cash flow, pre-working capital (1)	$1,501M	$1,886M	7.9%	37%
		Performance factor		187%
		Relative TSR Modifier		75%
		Modified Performance Factor		140%

(1)

Compensation EPS and compensation cash flow, pre-working capital, are non-GAAP financial measures that do not have standardized meaning under USGAAP. A reconciliation to the nearest GAAP measure is discussed further below.

Compensation EPS and compensation cash flow, pre-working capital figures that are shown in the table above are adjusted from the Company’s reported figures as reconciled below. Like the approach used for determining the corporate scorecard results, and similar to 2021 when a portion of a large gain on sale was adjusted out of compensation EPS for PSU performance factor calculations, the Company adjusted the reported figures for specific items that the Company believes are significant, but not reflective of underlying operations in the period. During the performance period, Emera made the strategic decision to divest certain assets, namely NEGG and Emera Maine. To ensure comparability of beginning and ending performance periods, the EPS impact of these assets was removed from the 2019 compensation EPS baseline. The input is outlined in the 2019 compensation EPS reconciliation. The table below shows the reconciliation between 2019 and 2022 reported adjusted EPS figures and the compensation EPS figures used for incentive plan purposes.

Compensation EPS reconciliation ($)	2019	2022
Adjusted EPS (basic) (1)	2.59	3.20
Less: Earnings from NEGG and Emera Maine	(0.28)	—
Add: Loss on sale of Bayside and EUS	0.01	—
Add: Emera Maine transaction costs	0.03	—

Compensation EPS	2.35	3.20

Compensation cash flow, pre-working capital reconciliation ($)	2019	2022
Reported operating cash flow	1,525	913
Add: Change in working capital	73	234
Less: Divested operations of NEGG and Emera Maine	(115)	—
Add: NEGG and Emera Maine transaction costs	18	—
Add: Tampa fuel under recovery	–	580
Add: Tampa named storm costs	–	159

Compensation cash flow, pre-working capital	1,501	1,886

(1)

Adjusted EPS (basic) and adjusted EPS for compensation purposes are non-GAAP financial ratios that do not have standardized meanings under USGAAP. A reconciliation of adjusted net income to reported net income and the resulting calculation of adjusted EPS (basic) for 2019 and 2022 are included in the “Non-GAAP Financial Measures” section of Emera’s Management’s Discussion and Analysis as at February 14, 2020 and the “Non-GAAP Financial Measures and Ratios” section of Emera’s Management’s Discussion and Analysis as at February 23, 2023, respectively, which sections are incorporated by reference herein and as filed on the company website at www.emera.com and on SEDAR at www.sedar.com.

The Committee applied the principles laid out in the 2022 Emera Corporate Scorecard in determining the adjustments to the reported figures.

The resulting overall performance factor applied to the 2020 PSU grant was 140 per cent (or 1.4), based on Emera’s compensation EPS growth rate exceeding stretch performance and the growth in compensation cash flow, pre-working capital exceeding target. Since Emera’s TSR was in the bottom quartile of performance of the companies in the S&P/TSX Capped Utilities Index for 2020 to 2022, the relative TSR modifier was triggered, resulting in a 25 per cent reduction to the overall performance factor.

The total payout for all PSU Plan participants in respect of the 2020 PSU grant was approximately $18.5 million. The payout for each participant was 152 per cent of the original grant value (other than participants whose payouts were prorated due to retirement or leave of absence), which factors in share price appreciation, notional dividend reinvestment and the performance factor.

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2022 PSU Grant Performance Metrics

The Company’s long-term focus continues to be on EPS growth and long-term shareholder value creation. Accordingly, the Company used the following two weighted metrics for the 2022 PSU grant:

1.	Compensation EPS growth, which continues to be a fundamental measure of the increase in profitability of the Company; and

2.	Relative Total Shareholder Return (“TSR”), a key measure of Emera’s relative performance against a Canadian custom peer group.

The TSR metric is new for the 2022 PSU grant and will measure Emera’s TSR against the average of the below Canadian custom peer group, which is comprised of close industry peers who Emera competes with for capital.

Relative Total Shareholder Return Custom Peer Group

Company name	Industry classification
Fortis Inc. Hydro One Limited Canadian Utilities Limited Algonquin Power & Utilities Corp. AltaGas Ltd. Enbridge Inc. TC Energy Corporation	Electric Utilities Electric Utilities Multi-Utilities Multi-Utilities Gas Utilities Oil, Gas and Consumable Fuels Oil, Gas and Consumable Fuels

The combination of the two metrics effectively measures management’s contributions to the creation of long-term value for shareholders.

The performance period for PSUs granted in 2022 is from January 1, 2022 to December 31, 2024 and the table below shows the performance factor levels:

Metric	Weighting	Threshold (50%)	Target (100%)	Stretch (200%)
Average annual growth in compensation EPS	75%	3%	6%	9%

Relative Total Shareholder Return	25%	Equal to -25% (i.e., 2,500 bps) of Peer Group Average	Equal to Peer Group Average	Greater than or equal to +25% (i.e., 2,500 bps) of Peer Group Average

The threshold, target and stretch levels of performance are consistent with those for previous grants, and are calibrated against a combination of the Company’s five-year business plan projections, dividend growth rate, actual and forecasted performance levels of peers, and overall assessment of the expectations of shareholders.

The performance targets for the PSU awards are used for compensation purposes only and are not suitable for any other purpose. There is no assurance that any performance level will be met. The targets may also constitute forward-looking information. Forward-looking statements are based upon a number of assumptions and are subject to a number of known and unknown risks and uncertainties, any of which are beyond Emera’s control, which could cause actual results to differ materially from the performance targets. Please see the cautionary statement in Emera’s 2022 Annual Report with respect to risks and assumptions relevant to Emera’s determination of performance targets for compensation purposes.

Restricted Share Unit Plan

The Restricted Share Unit Plan was introduced in 2020 after a market review determined that Emera had a higher weighting of PSUs than most of its peers. The plan is designed to achieve more balance between risk and leverage in Emera’s long-term incentive programs, while remaining consistent with our pay-for-performance philosophy.

An RSU is a notional share unit that is based on the value of an Emera common share – the value of an RSU changes directly in correlation to the value of an Emera share. RSUs also earn dividends similar to Emera shares; when a dividend is paid on Emera’s common shares, each participant is allocated additional RSUs based on the dividend paid on an equivalent number of Emera common shares.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Similar to PSUs, designated senior leaders are awarded RSUs annually based on a pre-determined target of their base salary and the average 50 trading-day Emera common share price immediately preceding the effective grant date (the average is used to smooth out any short-term fluctuations in the share price). Each RSU grant has a three-year vesting period.

At the end of the three-year period, RSUs are valued and paid out in cash calculated by multiplying the original number of RSUs granted and all additional notional dividends by the average 50 trading-day closing price for Emera common shares at the end of the three-year period. The calculation is as follows:

RSU Payout	=	Original Grant + Notional Dividends	×	Closing Share

Restricted Share Unit Plan Results

The 2020 RSU grant had a vesting period of January 1, 2020 to December 31, 2022 and is the first grant under the RSU plan to pay out since its inception in 2020.

The total payout for all RSU Plan participants in respect of the 2020 RSU grant was approximately $10 million. The payout for each participant was 108 per cent of the original grant value (other than participants whose payouts were prorated due to retirement or leave of absence), which factors in share price appreciation and notional dividend reinvestment.

Senior Management Stock Option Plan

The Board of Directors has delegated the administration of the Stock Option Plan to the MRCC. The MRCC is responsible for approving, based on management’s recommendation, which employees of the Company and its operating companies will be eligible to participate in the Stock Option Plan.

Stock options are designed to deliver a percentage of the long-term incentive opportunity for senior management, including the NEOs, and are an important component of competitive executive compensation. Grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The Company considers stock options to be in alignment with long-term shareholder interests and the MRCC continues to review the use of options annually. All NEOs participate in the Stock Option Plan and have received stock options in 2022 as part of their long-term incentive.

The Company has historically valued stock options based on the Black-Scholes valuation methodology. However, the Committee adopted a floor value ratio of 10 per cent in 2015, following a review of market practices on valuation methodologies. If the Black- Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. All other factors being equal, the use of a higher value ratio leads to fewer options. The Committee considers the application of a 10 per cent floor to be a prudent step to maintaining stock options as a part of the Long-term Incentive Program, while reflecting prevailing market conditions. The exercise price for stock options is the closing price of an Emera common share on the day immediately preceding the effective grant date. Options have a 10-year term and must be exercised before the expiry date and any unexercised options are forfeited upon expiry.

For the 2022 stock option grant, the Black-Scholes valuation resulted in a value ratio ranging from 11.9 per cent to 3.3 per cent. The range was dependent on the number of months over which the volatility calculation was measured, from 12 to 120 months. Because the valuation was 11.9 per cent over a 36-month period, the floor value ratio was not applied. Accordingly, the value of each option granted in 2022 was $6.93, which was 11.9 per cent of the closing Emera common share price of $58.26 on February 15, 2022, the trading day immediately preceding the grant date. The share price of $58.26 is also the exercise price for the 2022 grant.

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Commencing with the 2022 stock option grant, stock options vest in 20 per cent increments on the first, second, third, fourth and fifth anniversaries of the grant date. Unless a stock option has expired, vested options may be exercised by the earlier of either six months following the date of termination without cause or the expiry of the option in accordance with its terms and by the earlier of either 60 days following the date of termination for cause or resignation or the expiry of the option in accordance with its terms. If stock options are not exercised within such time, they expire. In the event of death, any unvested options that would vest within 12 months of the date of death will vest immediately and all vested options may be exercised by the option holder’s beneficiary or legal representative by the earlier of either six months from the date of death or the expiry date of the option. Any unvested options that are not scheduled to vest within 12 months of the option holder’s death will expire. Senior executives are entitled to an early retirement provision, as defined in the Stock Option Plan, which allows vested options that are held at the time of retirement to remain exercisable until the end of the option’s term. In the case of early retirement, unvested options held as of the retirement date will expire. The Stock Option Plan also provides for a normal retirement provision, which allows unvested stock options to continue to vest in full and in normal course and be exercised until the end of the option’s term. In both retirement scenarios and in consideration of the continued vesting, the executive must agree and adhere to non-compete and non-solicit restrictive covenants for a period of (1) 24 months in the case of the CEO and (2) 18 months in the case of all other option holders (or a shorter period if the MRCC considers it appropriate) from the retirement date. If the option holder fails to comply with any of the restrictive covenants, then all unvested and vested options will expire as of the date of such a breach. If a change of control occurs and an executive is terminated within 24 months of the change of control and for “good reason” as defined in the plan text and in this Circular under Termination and Change of Control Benefits, unvested options held at the time of termination vest immediately and must be exercised by the earlier of either six months from the termination date or the expiry date of the option. Continued compliance with any obligations under the executive’s terms of employment, including non-compete and non-solicit covenants in favour of the Company is required. In the event of a change of control, the Board may, without the consent of the option holder, (1) convert or exchange any outstanding options for rights or other securities of substantially equal value in any entity participating in or resulting from the change of control, (2) accelerate the vesting of options or terminate options upon or immediately prior to the change of control, (3) substitute shares of the entity resulting from the change of control for shares of the Company, or (4) terminate options in exchange for an amount of cash and/or property equal to the shares underlying the options, less the exercise price, as of the date of the change of control. If the Board determines in good faith that the options would have no value upon exercise, the Board may terminate the options without payment. Please see Termination and Change of Control Benefits for the NEOs’ entitlements on departure.

The maximum percentage of shares under all security-based compensation arrangements (including the Stock Option Plan and the Employee Common Share Purchase Plan) issuable to insiders of the Company at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares to be optioned to any one person under the Stock Option Plan is 5 per cent of the issued and outstanding shares of the Company at the date of the grant of the option. The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company.

Under the Stock Option Plan, options may be granted in respect of authorized and unissued common shares of the Company to a maximum of 14.7 million shares, or approximately 5.45 per cent of the total issued and outstanding common shares of the Company as of December 31, 2022.

There have been 8,704,711 common shares issued under the Stock Option Plan since its inception, which represents approximately 3.22 per cent of the total issued and outstanding common shares of the Company as of December 31, 2022, leaving 5,995,289 common shares reserved for issuance under the Plan, representing 2.22 per cent of the total issued and outstanding common shares as at December 31, 2022. There are 2,853,879 common shares issuable under actual grants of options, which represent approximately 1.06 per cent of the total issued and outstanding common shares of the Company as of December 31, 2022 and, of that amount, 1,505,479 are vested and 1,348,400 are unvested.

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The Board of Directors of the Company may amend or discontinue the Stock Option Plan by resolution at any time and may, without shareholder approval, make amendments such as changes to vesting provisions and other minor changes of a housekeeping nature; however, shareholder approval is required for any amendment that:

•

Increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event;

•	Extends eligibility to participate to non-employee Directors;

•	Permits rights under the Stock Option Plan to be transferred other than for normal estate settlement purposes;

•	Permits awards to be granted under the Stock Option Plan in addition to options;

•	Increases either of the 10 per cent insider participation limits;

•

Reduces the option price of an option except for the purpose of maintaining option value in connection with a change of control or pursuant to the provisions in the Stock Option Plan, which permit equitable adjustments to be made to the option price in connection with a stock dividend, stock split, share reclassification, amalgamation, reorganization, merger or similar event;

•	Extends the term of a stock option beyond the original expiry date;

•

Permits the expiry of a stock option to be beyond 10 years from its date of grant (except in the case of the automatic extension of the expiry date of an option as a result of the expiry date falling within a blackout period or within five business days of the blackout period being lifted); or

•	Deletes or reduces the range of amendments that require shareholder approval under this paragraph.

The table below summarizes certain ratios regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table.

	2022 (%)	2021 (%)	2020 (%)
Dilution
(number of options outstanding, divided by the weighted average total issued and outstanding common shares for the applicable fiscal year)	1.08	1.01	0.92
Burn rate
(number of options granted in an applicable fiscal year, divided by the weighted average total issued and outstanding common shares for the applicable fiscal year)	0.18	0.25	0.20
Overhang
(shares available for issuance, plus options outstanding, divided by the weighted average total issued and outstanding common shares for the applicable fiscal year)	2.26	2.41	1.42

The stock options issued under the Stock Option Plan are non-assignable, though the Plan permits transfers from the estate of a deceased option holder to the ultimate beneficiaries. The option can then be exercised by such beneficiaries.

The Company does not provide financial assistance to participants to facilitate the purchase of shares through the Stock Option Plan.

Amendment to the Senior Management Stock Option Plan

The Company has proposed an amendment to the Senior Management Stock Option Plan to allow for an extension of the option term if an option is scheduled to expire during, or shortly following, a Company imposed trading blackout period. The amendment provides that if an option is to expire during a blackout period or within five business days of the blackout period being lifted, the option expiry date will be extended by 10 business days immediately following the end of the blackout period. This amendment provides additional flexibility to our option holders and mitigates any risk of options expiring during a period when the option holder is unable to trade in Company securities due to a trading blackout period. A corresponding change was made to the amendment provision of the Plan. As amended, shareholder approval will be required to extend the term of an option beyond the original expiry date except in the case of the automatic extension of the expiry date of an option as a result of the expiry date falling within a blackout period or within five business days of the blackout period being lifted.

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Other Executive Benefits

The Company provides executives with additional benefits in accordance with the compensation program objectives. As part of their compensation and consistent with market practice, executives, including the NEOs, are eligible to receive an annual perquisite allowance, which is paid in equal bi-weekly cash instalments over the course of the year and is reviewed on an annual basis. In 2022, Mr. Balfour received an annual perquisite allowance of $30,000 and the other NEOs received an annual perquisite allowance of $20,000. The annual perquisite allowance is designed to cover additional benefits, such as:

•	Monthly car allowance plus mileage, as applicable; and

•	Annual wellness/fitness allowance.

These benefits, including company paid parking, are considered taxable benefits and are reported in the Summary Compensation Table for the NEOs.

Performance Graph

The following performance graph compares Emera’s cumulative total shareholder return or “TSR” (assuming an investment of $100 and reinvestment of dividends) for its common shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index.

As at December 31	2017 ($)	2018 ($)	2019 ($)	2020 ($)	2021 ($)	2022 ($)
Emera Inc.	100.00	98.21	131.27	133.04	162.73	139.47
S&P/TSX Capped Utilities Total Return	100.00	92.31	126.91	146.31	163.35	146.10
S&P/TSX Composite Total Return	100.00	91.11	111.96	118.23	147.89	139.25
TDC ($ thousands)	12,869	13,136	13,540	15,608	15,263	15,360

Emera’s cumulative TSR for the five-year period from December 31, 2017 to December 31, 2022 was 39 per cent, compared to the 46 per cent return of the S&P/TSX Capped Utilities Index and 39 per cent return of the S&P/TSX Composite Index. Emera’s TSR decreased 14 per cent from 2021 to 2022. The above graph also shows total compensation for our NEOs over the past six years, which includes annual base salary, long-term incentive grant value, and annual short-term incentive payouts. As demonstrated, the trend in NEO compensation continues to align with the trend in TSR.

88	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

TOTAL SHAREHOLDER RETURN AND PRESIDENT AND CEO COMPENSATION

As noted in the Message from the Management Resources and Compensation Committee to Our Shareholders, a fundamental principle of Emera’s compensation philosophy is to align pay with performance, by linking a significant portion of the compensation the Company pays its executives to the achievement of objectives measuring whether shareholders are experiencing strong value for their investment.

Considering this principle, at the end of 2022 the Company undertook its annual analysis of the alignment between the President and CEO’s compensation and the experience of shareholders. The analysis reviewed the compensation of the President and CEO over the past five years and compared the results to the shareholder experience, as measured by TSR, over the same periods. The review included both realized pay (which consists of amounts paid out for a particular performance year) and realizable pay (which consists of the value of any outstanding equity-based awards).

The analysis looked at the shareholders’ experience using five different measurement periods, recognizing that shareholders have acquired their shares at different times. Each period had the same end point (December 31, 2022) but started at a different beginning period, from January 1, 2018 to January 1, 2022. The analysis measured the dollar return per $100 of investment over each period as compared to the President and CEO’s economic experience, measured by the dollars realized and realizable per $100 of target compensation awarded over the same periods.

The following lookback table shows the results of the review:

Pay year	Target total direct compensation ($) (1)(2)	Total realized/ realizable value at Dec. 31, 2022 ($) (3)	Measurement period	Realized/ realizable value of $100 target pay awarded to CEO ($) (3)	Value of $100 shareholder investment as of Dec. 31, 2022 ($) (4)	Difference ($)
2018	4,800,000	8,203,408	Jan. 1, 2018 – Dec. 31, 2022	171	139	-32
2019	5,900,000	6,975,374	Jan. 1, 2019 – Dec. 31, 2022	118	142	24
2020	7,000,000	7,601,492	Jan. 1, 2020 – Dec. 31, 2022	109	106	-3
2021	7,700,000	6,777,165	Jan. 1, 2021 – Dec. 31, 2022	88	105	17
2022	7,865,000	6,037,246	Jan. 1, 2022 – Dec. 31, 2022	77	86	9

			Average	113	116	3

(1)	The lookback table shows the compensation of the President and CEO, Scott Balfour, for 2018 and 2022.
(2)	Includes salary, short-term incentive at target and the grant value of long-term incentives.
(3)

Factors in salary, short-term incentive payout, PSU payout, value realized from exercised stock options and the market value of any outstanding PSUs, DSUs and in-the-money unexercised stock options as of December 31, 2022.

(4)	Represents the cumulative value of a $100 investment in Emera common shares made on the first day of the period indicated, assuming dividends are reinvested.

The analysis concluded that Emera’s compensation framework provided appropriate alignment between the President and CEO’s compensation and the shareholder experience over the long term. This analysis also assists the MRCC in considering various compensation outcomes when assessing compensation changes for the President and CEO each year.

In keeping with Emera’s compensation philosophy, a significant component of NEO compensation consists of long-term incentives (PSUs, RSUs and stock options), which are designed to focus executives on the long-term success of the Company. These long- term incentives are directly affected by changes in Emera’s common share price and TSR. This helps create a direct correlation between the shareholder experience and the compensation the Company pays its senior executives.

As described in Performance Share Unit Plan, each PSU grant is subject to the achievement of financial objectives and, at the end of the performance period, a performance factor is applied, which is determined based on the extent to which the Company has met those objectives. The performance factors for the PSU Plan, expressed in terms of a percentage, for the past five years were 65 per cent for the period ended in 2018, 100 per cent for the period ended in 2019, 112 per cent for the period ended in 2020, 74 per cent for the period ended in 2021 and 140 per cent for the period ended in 2022.

The total annual salary, short-term incentive and PSU payouts in 2022 for the five NEOs totalled $12 million, which represents 1.27 per cent of the Company’s net earnings attributable to common shareholders of $945 million. The MRCC is comfortable that the payout totals for 2022 are reasonable based on the Company’s performance and demonstrate that the Company’s compensation programs are aligned with the interests of our shareholders.

EMERA INCORPORATED	89

Notice of Annual Meeting of Common Shareholders and Management Information Circular

NEO Summary Compensation Table

The table below shows the compensation awarded to the Company’s NEOs for the last three fiscal years.

Name and principal position	Year	Salary ($) (1)	Share-based awards ($) (2)	Option- based awards ($) (3)	Non-equity incentive plan compensation Annual incentive plans ($) (4)	Pension value ($)	All other compensation ($) (5)	Total compensation ($)
Scott Balfour	2022	1,100,000	4,248,511	1,416,492	1,085,700	361,651	35,656	8,248,010
President and Chief Executive Officer	2021	1,098,077	4,124,917	1,375,101	1,288,100	357,000	37,349	8,280,544
	2020	1,038,461	3,750,209	1,249,800	1,420,000	293,000	36,546	7,788,016
Greg Blunden	2022	599,654	990,150	329,868	473,760	105,847	25,656	2,524,935
Chief Financial Officer	2021	584,519	965,077	321,930	548,028	88,000	27,749	2,535,303
	2020	581,039	755,995	252,000	556,640	97,000	27,398	2,270,072
Bruce Marchand	2022	544,769	653,704	218,295	376,541	150,062	21,656	1,965,027
Chief Risk and Sustainability Officer	2021	534,519	641,872	214,109	438,540	171,000	23,749	2,023,789
	2020	529,115	612,017	204,000	434,520	199,000	33,738	2,012,390
Karen Hutt	2022	508,846	688,610	229,383	352,359	52,748	22,376	1,854,322
EVP, Business Development & Strategy	2021	459,327	552,066	183,960	377,062	49,000	24,469	1,645,884
	2020	441,096	366,336	122,400	362,100	39,000	25,246	1,356,178
Richard Janega	2022	524,769	492,027	164,241	362,723	138,666	286,205	1,968,631
COO, Elec. Util., Canada & Caribbean	2021	515,000	482,812	160,965	422,146	26,000	25,349	1,632,272
	2020	534,058	482,950	160,800	511,910	565,000	26,627	2,281,345

(1)	The figure shown represents the actual base earnings paid each year.
(2)

The figure shown is the value of PSU and RSU grants as of the effective grant date. The grant value of PSUs and RSUs granted in 2022 was based on the average 50-trading day closing share price up to December 31, 2021 ($59.77). The 50-day share price average is used for PSU and RSU grants to smooth out any short-term fluctuations in share price immediately preceding the grant date. The value of PSUs on payout is subject to the achievement of specific performance objectives over the respective three-year performance period. If those objectives are not met, payouts may be less than the initial value of the grant noted in this column, and if performance objectives are exceeded, payouts may be higher than the amount noted in this column.

(3)

The value of each stock option granted to the NEOs in 2022 was determined to be equal to 11.9 per cent of the February 15, 2022 closing share price of $58.26 or $6.93 per option. The Company has adopted a floor value ratio of 10 per cent; if the Black-Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. The Black-Scholes valuation for 2022 resulted in a value ratio of 11.9 per cent to 3.3 per cent, using an estimated dividend yield of 4.2 per cent, and a risk-free interest rate of 1.47 per cent. The range was dependent on the number of months over which the volatility calculation was measured, from 12 to 120 months, which led to volatility measurements from 22.1 per cent to 11.1 per cent. Because the Black-Scholes valuation was above 10 per cent when calculated over a 36-month period, the actual result was used.

(4)

In 2022, all NEOs participated in the Emera Corporate Scorecard, which had a result of 98.7 per cent. The Short-Term Incentive Plan and the 2022 results are described in greater detail in Short-Term Incentive Plan. The figures shown reflect amounts earned in the 2022 performance year and paid in 2023. Mr. Balfour and Mr. Blunden elected to receive 50 per cent of their payout in the form of DSUs and Mr. Janega elected to receive 30 per cent of his payout in the form of DSUs.

(5)

All other compensation in 2022 consists of: for Mr. Balfour, a cash perquisite allowance of $30,000 and other taxable benefits; for Mr. Blunden, a cash perquisite allowance of $20,000 and other taxable benefits; and for Mr. Marchand, a cash perquisite allowance of $20,000 and other taxable benefits; for Ms. Hutt, a cash perquisite allowance of $20,000 and other taxable benefits; for Mr. Janega, a cash perquisite allowance of $20,000, a cash retirement award valued at $262,500 and other taxable benefits.

90	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Outstanding Share-based Awards and Option-based Awards

The following table describes all option-based and share-based awards outstanding as of December 31, 2022 for each NEO:

	Option-based awards (1) (stock options)				Share-based awards (performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”))
Name	Number of securities underlying unexercised option (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (2)	Number of shares or units of shares that have not vested (#) (3)	Market or payout value of share- based awards that have not vested ($) (4)	Market or payout value of vested share-based awards that have not been paid out ($) (5)
Scott Balfour	34,800	32.35	2/11/2024	675,120	157,126	8,117,114	6,309,473
	40,400	42.71	2/11/2025	365,216
	52,100	46.19	2/17/2026	289,676
	66,300	45.16	2/14/2027	436,917
	175,400	39.93	2/13/2028	2,073,228
	210,100	46.39	2/20/2029	1,126,136
	208,300	60.03	2/19/2030	—
	269,100	51.12	2/17/2031	169,533
	204,400	58.26	2/15/2032	—

Greg Blunden	9,325	45.16	2/14/2027	61,452	36,694	1,895,624	2,863,135
	23,500	39.93	2/13/2028	277,770
	36,675	46.39	2/20/2029	196,578
	42,000	60.03	2/19/2030	—
	63,000	51.12	2/17/2031	39,690
	47,600	58.26	2/15/2032	—

Bruce Marchand	9,090	42.71	2/11/2025	82,174	24,320	1,256,395	1,897,390
	19,500	46.19	2/17/2026	108,420
	32,500	45.16	2/14/2027	214,175
	30,675	39.93	2/13/2028	362,579
	39,100	46.39	2/20/2029	209,576
	34,000	60.03	2/19/2030	—
	41,900	51.12	2/17/2031	26,397
	31,500	58.26	2/15/2032	—

Karen Hutt	8,500	46.19	2/17/2026	47,260	23,131	1,194,970	1,007,742
	11,900	45.16	2/14/2027	78,421
	13,875	39.93	2/13/2028	164,003
	19,400	46.39	2/20/2029	103,984
	20,400	60.03	2/19/2030	—
	36,000	51.12	2/17/2031	22,680
	33,100	58.26	2/15/2032	—

Richard Janega	2,500	42.71	2/11/2025	22,600	18,299	945,336	3,155,017
	12,500	46.19	2/17/2026	69,500
	14,300	45.16	2/14/2027	94,237
	37,200	39.93	2/13/2028	439,704
	33,700	46.39	2/20/2029	180,632
	26,800	60.03	2/19/2030	—
	31,500	51.12	2/17/2031	19,845
	23,700	58.26	2/15/2032	—

(1)	Option-based awards include both vested and unvested options.
(2)	The value of all unexercised option-based awards was calculated using a December 30, 2022 closing share price of $51.75.
(3)	Unvested share-based awards include PSUs, RSUs and any additional PSUs and RSUs from dividend reinvestment relating to such grants as of December 31, 2022.
(4)	The market or payout value of share-based awards was calculated based on an assumed performance factor of 1.0 and the average closing share price for the last 50 trading days of 2022 ($51.66).
(5)	These figures represent only vested DSUs, as PSUs and RSUs are paid out upon vesting, and are based on the average closing share price for the last 50 trading days of 2022 ($51.66).

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Incentive Plan Awards – Value Vested or Earned During the Year

The following table describes all option-based awards, share-based awards and non-equity incentives that vested, or were earned, during 2022 for each NEO:

Name	Option-based awards value vested during 2022 ($) (1)	Share-based awards (performance share units (“PSUs”) and restricted share units (“RSUs”)) value vested during 2022 ($) (2)	Non-equity incentive plan compensation – value earned during the year ($) (3)
Scott Balfour	1,995,080	5,145,883	1,085,700
Greg Blunden	494,160	1,037,349	473,760
Bruce Marchand	394,497	839,794	376,541
Karen Hutt	216,490	502,741	352,359
Richard Janega	340,339	662,652	362,723

(1)	Represents the aggregate dollar value that would have been realized if stock options had been exercised on the applicable vesting (eligibility) date in 2022.
(2)

The value of PSUs and RSUs vested in 2022 is based on the 2020 PSU and RSU grants, which both had three-year vesting periods from January 1, 2020 to December 31, 2022. The payout is calculated based on the original grant with accumulated dividends, multiplied by the performance factor (only applied to PSUs), multiplied by the average closing share price for the last 50 trading days of 2022 ($51.66). The performance factor for the 2020 PSU grant was based on Emera’s growth in EPS and cash flow over the three-year performance and vesting period as well as Emera’s TSR relative to the TSR of the S&P/ TSX Capped Utilities Index. The performance factor result was 140 per cent. More details on the PSU Plan and results can be found in Performance Share Unit Plan.

(3)	This amount represents the 2022 incentive payouts as disclosed in the NEO Summary Compensation Table and includes any amounts that were deferred into DSUs.

Aggregate Option Exercise During 2022 and 2022 Option Values

The following table summarizes the number of common shares, if any, each NEO acquired pursuant to the exercise of stock options in 2022, the aggregate value realized upon exercise, and the number of common shares covered by unexercised options under the Stock Option Plan as of December 31, 2022. The aggregate value realized upon exercise is the difference between the fair market value of the common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at year-end is the difference between the exercise price of the options and the fair market value of the common shares on December 30, 2022, which was $51.75.

			Unexercised options at December 31, 2022		Value of unexercised in-the-money options at December 31, 2022
Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Scott Balfour	0	0	698,000	562,900	4,727,142	408,684
Greg Blunden	0	0	94,025	128,075	480,196	95,294
Bruce Marchand	0	0	148,565	89,700	931,128	72,192
Karen Hutt	0	0	68,025	75,150	373,342	43,006
Richard Janega	34,600	$945,597	113,050	69,150	766,476	60,042

Pension Plan Benefits

Emera has adopted a pension governance framework that sets out the structure and processes for overseeing the management and administration of all pension plans sponsored or administered by Emera and its operating companies to ensure that the liabilities associated with such pension plans are being appropriately managed.

The NEOs are members of the Canadian corporate pension plan (“Pension Plan”) and participate on either a defined benefit basis or a defined contribution basis. For 2022, four NEOs participated in the defined benefit component of the Pension Plan and two NEOs participated in the defined contribution component of the Pension Plan.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Defined Benefit

The following table shows years of credited service, estimated pension amounts and changes to accrued obligations from January 1, 2022 to December 31, 2022 for the NEOs who participated in the Pension Plan on a defined benefit basis.

		Annual benefits payable
Name	Number of years credited service (#)	At year-end ($) (1)	At age 65 ($)	Accrued obligation at the start of the year ($)	Compensatory change ($) (2)	Non- compensatory change ($) (2)	Accrued obligation at year-end ($) (3)
Scott Balfour	10.7	318,173	515,280	4,549,423	361,651	(945,106)	3,965,968
Greg Blunden (4)	1.3	19,317	19,317	640,011	21,199	(93,539)	567,671
Bruce Marchand	11.0	139,394	139,394	2,227,581	150,062	(351,592)	2,026,051
Rick Janega	33.1	428,476	453,345	8,724,743	138,666	(1,839,869)	7,023,540

(1)

All NEOs were eligible for an immediate pension at year-end. The amount shown is the accrued pension starting at the NEO’s unreduced retirement date if the NEO terminated employment at December 31, 2022.

(2)	The compensatory and non-compensatory changes are described in more detail below.
(3)

The accrued pension obligation is calculated following the method prescribed under USGAAP (section 715 of the standards of the Financial Accounting Standards Board) and by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and short-term incentive awards.

(4)	Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.

The accrued obligation of a pension entitlement is the present value of the expected future annual benefits payable taking into account service accrued to date and the expected salaries used to determine the annual benefit payable at retirement. Each year, the value of the accrued obligation changes as a result of compensatory changes and non-compensatory changes, which are shown in the table above.

Compensatory changes are caused by changes in the annual benefit payable and result primarily from three factors: (i) new accrued service (the employer current service cost); (ii) the impact of salary increases greater than expected on past benefits (estimated increases are already built into the accrued benefit obligation); and (iii) plan changes impacting, for example, accrued service or when benefits are payable. There were no Pension Plan changes that materially affected the above figures in 2022.

Non-compensatory changes are caused by interest on the accrued obligation and current service cost, employee required contributions and changes in the assumptions used to calculate the present value of the future annual benefit payment stream. These assumptions include the mortality table, salary scale, retirement assumption and the inflation assumption used for calculating indexing and the discount rate. The non-compensatory changes in 2022 were driven largely by changes in actuarial assumptions as well as interest on the accrued obligation and current service cost. The assumption changes from December 31, 2021 to December 31, 2022 were a change in the discount rate from 3.26 per cent to 5.17 per cent for the Pension Plan, 3.22 per cent to 5.17 per cent for the Supplementary Retirement Plan, and 2.48 per cent to 5.13 per cent for the retirement award. The net effect of the discount rate change is a decrease to obligations.

The defined benefit component of the Pension Plan entitles members to pension benefits based on 2 per cent of the average of the member’s five highest years of pensionable earnings, multiplied by each year of credited service to a maximum of 35 years credited service. For the NEOs, pensionable earnings include base salary plus up to 50 per cent of their target short-term incentive. Upon a member reaching age 65, pension benefits under the Pension Plan are reduced by an amount approximately equal to the amount payable under the Canada Pension Plan. For members who retire from active service, the pension is payable on an unreduced basis upon the earlier of age 60 or age 55, provided that age and years of service add to at least 85. For members who joined the Pension Plan on or after July 1, 2004, the age 60 unreduced retirement age condition is replaced by age 62 with 15 years of service. A member may also retire on a reduced formula if the member has attained age 55, but does not qualify for an unreduced pension. Spousal benefits are paid on the death of a member at the rate of 60 per cent of regular pension benefits. Pensions are indexed to the consumer price index to a maximum of 6 per cent per annum.

Under the terms of Mr. Balfour’s employment agreement, his average five highest years of pensionable earnings is capped at $1.75 million for purposes of calculating his pension.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

For 2022, members of the defined benefit component of the plan contributed 7.4 per cent of eligible earnings up to the year’s maximum pensionable earnings (“YMPE”) under the Canada Pension Plan, and 9.5 per cent of earnings between the YMPE and the amount on which pension benefits may be earned under a registered pension plan as permitted by the Income Tax Act (Canada).

Due to Canada Revenue Agency limitations on the maximum pension benefit that may be paid under the Pension Plan, a portion of the pension the NEOs earned after January 1, 1992 is provided under the terms of a supplemental employee retirement plan (“Supplementary Retirement Plan”), which is unfunded but secured by a letter of credit deposited in a retirement compensation trust. The Supplementary Retirement Plan is non-contributory. The Supplementary Retirement Plan generally mirrors the terms of the Pension Plan, with the exception that benefits earned on service in the Supplementary Employee Retirement Plan (“SERP”) after December 31, 2017 are not indexed on retirement. The Company does not grant additional years of credited service to NEOs under the Pension Plan or Supplementary Retirement Plan.

The defined benefit component of the Pension Plan was closed to new non-union employees hired after January 8, 2013 and to new union employees hired after October 31, 2014. The defined benefit component of the Supplementary Retirement Plan was closed to new entrants as of December 31, 2017. Any employees who become eligible to participate in the Supplementary Retirement Plan after December 31, 2017 will participate in the defined contribution component.

The compensatory and non-compensatory change figures for Mr. Blunden and Mr. Janega include the increase in value of a potential retirement award. Certain employees of the Company hired before August 1, 2007 are eligible for a retirement award if they continue working with the Company until their unreduced retirement date. The retirement award is calculated by multiplying the employee’s weekly base salary immediately preceding retirement by the employee’s number of years of service at retirement, to a maximum of 26 weeks of salary, and is payable as a lump sum on retirement. If the employee terminates employment with the Company prior to his or her unreduced retirement date, no retirement award is payable. Mr. Blunden will be entitled to the retirement award if he continues working for an Emera company until his unreduced retirement date. Mr. Balfour and Mr. Marchand are not eligible for a retirement award.

Defined Contribution

The following table shows the changes to accumulated value from January 1, 2022 to December 31, 2022 for the NEOs who participated in the Pension Plan on a defined contribution basis.

Name	Accumulated value at start of year ($)	Compensatory change ($) (1)	Non-compensatory change ($) (2)	Accumulated value at end of year ($)
Greg Blunden (3)	1,331,780	84,648	(86,972)	1,329,457
Karen Hutt (4)	1,070,871	52,748	(105,410)	1,018,209

(1)	The compensatory change is the value of Company contributions made based on the defined contribution component of the Pension Plan.
(2)	The non-compensatory change is the value of employee contributions to the Pension Plan, along with investment earnings.
(3)	Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.
(4)

The compensatory and non-compensatory change figures for Ms. Hutt include the increase in value of a potential defined benefit retirement award, as described in the section above this table. Ms. Hutt will be entitled to the retirement award if she continues working for an Emera company until her unreduced retirement date. The accumulated values at the start and end of year also include this potential retirement award.

Under the defined contribution component of the Pension Plan, the Company contributes a base amount of 3 per cent of the participant’s eligible earnings into the participant’s account each pay period. Plan participants can also make contributions of up to six per cent of their eligible earnings to the defined contribution component, with the Company matching half of these contributions. Accordingly, the maximum Company contribution to each participant’s defined contribution account, factoring in the base amount and the matching contribution, is 6 per cent of the participant’s eligible earnings. Canada Revenue Agency limits apply to limit the amount of contributions that can be made under the defined contribution component and, as with the defined benefit component, a portion of the pension a NEO earns in the defined contribution component may be provided under the terms of a Supplementary Retirement Plan.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Mr. Blunden and Ms. Hutt participated in the defined contribution component of the Pension Plan in 2022. They and the Company each contributed 6 per cent of their base salary into the Pension Plan up to the total amount permitted under the Income Tax Act, which equated to $15,390 each in 2022. In addition, the Company maintains an account for any Company contributions which would be made in the absence of the Income Tax Act limits, through the Supplementary Retirement Plan. For 2022, the additional Company contribution for Mr. Blunden was $69,258 and for Ms. Hutt was $30,282.

Upon ending active employment with the Company at any age between 55 and 65, plan participants in the defined contribution component of the Pension Plan may start receiving retirement income through the purchase of a life annuity or by converting their account to a life income fund.

The defined contribution component of the Pension Plan is administered on behalf of the Company by a major Canadian insurance company, which acts in accordance with the provisions of the defined contribution component of the Pension Plan, the Income Tax Act and the Nova Scotia Pension Benefits Act.

Deferred Share Unit Plan

The Deferred Share Unit (“DSU”) Plan is another component of Emera’s Long-term Incentive Program for senior leaders. A DSU is a notional share unit that is based on the value of an Emera common share – the value of a DSU changes directly in correlation to an Emera share and earns dividend equivalents in the form of additional DSUs. When a dividend is paid on Emera’s common shares, each participant’s DSU account is allocated additional DSUs based on the dividend paid on an equivalent number of Emera common shares. DSUs are not paid out until such time as the participant is no longer employed by the Company or any of its operating companies. When redeemed, the value of a participant’s DSUs is equivalent to the fair market value of an equal number of common shares of the Company.

The DSU Plan is intended to facilitate achievement of share ownership guidelines (discussed in Executive Share Ownership Requirements) without diluting the shareholder base. Prior to the start of each performance year, each plan participant may elect to defer some or all of the short-term incentive payout associated with that performance year in the form of DSUs. When the short-term incentive is paid to the NEOs, the portion elected is allocated to DSUs rather than paid in cash. Since DSUs are principally an income deferral mechanism, there are no performance metrics attributable to DSUs.

Following a participant’s departure from the Company, on a date selected by the participant not later than December 15 of the next calendar year after departure, the value of the participant’s DSUs is calculated by multiplying the number of DSUs in the participant’s account by the average closing Emera common share price for the 50 trading days preceding the payout date (the 50-day average is used to smooth out any short-term price fluctuations). The after-tax amount is paid to the participant. If a participant is a US taxpayer, payment is made six months following the termination date.

In addition, special DSU awards may be made from time to time by the MRCC to selected executives and senior management to recognize singular achievements or the achievement of certain corporate objectives. The MRCC made no such awards to the NEOs in 2022.

2022 DSU Plan Allocations

The table below identifies how much of the short-term incentive for 2022 that each NEO elected to allocate to DSUs:

Name	Percentage of 2022 annual incentive elected to deferred share units (%)	Dollar amount of 2022 annual incentive elected to deferred share units ($) (1)
Scott Balfour	50	542,850
Greg Blunden	50	236,880
Bruce Marchand	0	0
Karen Hutt	0	0
Richard Janega	30	108,817

(1)	The DSU allocations are rounded to the nearest whole unit, so the value of DSUs may vary slightly from the amount of short-term incentive payout allocated.

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Executive Share Ownership Requirements and Anti-Hedging Policy

To align the interests of senior management with the interests of shareholders, the Company established share ownership guidelines in 2003 that require designated executives to meet the required ownership level within five years of becoming subject to the guidelines. Mr. Balfour is required to hold shares equal to at least five times his base salary, and all other NEOs are required to hold shares equal to at least three times their respective base salaries. Commencing in 2023, RSUs will no longer contribute to ownership levels. In consideration of this change, impacted executives will have an additional two years to obtain their ownership requirement.

All NEOs are also subject to a one-year post-retirement hold period, which requires the NEOs to maintain a material financial stake in the Company after retirement by holding at least the minimum ownership level of Emera shares for one year after they retire from the Company. This helps maintain a focus on long-term sustainable value and prevents executives from timing their departure to maximize the cash-out value of their equity stake in the Company.

Share ownership is calculated based on: (1) the number of Emera shares an executive owns; and (2) the number of DSUs acquired pursuant to the DSU Plan, which are considered share equivalents.

PSUs, RSUs and stock options do not count for purposes of the share ownership guidelines. Executives have five years to reach the required ownership level and are required to allocate at least 25 per cent of their short-term incentive payout into DSUs in the first year, and at least 50 per cent every year following, until they meet their target share ownership. If an executive does not meet their ownership target within the required time, the MRCC has the ability to allocate some or all of the executive’s short- term incentive payout to DSUs until the ownership target is met.

Since the purpose of the share ownership requirements is to strengthen the alignment between the interests of senior management and shareholders, the Company has established a robust policy restricting executives from taking any steps that break or otherwise interfere with that alignment. All executives are subject to the Company’s anti-hedging policy, which prohibits them from hedging, pledging, monetizing, or otherwise reducing or limiting their economic risk with respect to any Emera securities they hold, directly or indirectly, including DSUs, RSUs, PSUs, and stock options. These prohibited transactions include short-selling, options, puts and calls, as well as derivatives such as forward contracts, equity swaps, collars and futures, or entering into limited recourse loans secured by securities of Emera.

The share ownership levels for the NEOs are set out below. The values shown are based on the closing price of Emera’s common shares on December 30, 2022 of $51.75 (units have been rounded). The table does not include the DSUs that will be allocated as part of the 2022 short-term incentive payout, as described in 2022 DSU Plan Allocations.

Name	Required ownership level as a multiple of base salary	Required ownership level ($)	DSUs held (#)	Value of DSUs held ($)	Common shares held (#)	Value of common shares held ($)	Total share and share equivalent ownership ($)	Multiple of base salary (1)	Status of share ownership requirements
Scott Balfour	5.0	5,500,000	122,135	6,320,465	72,392	3,746,311	10,066,776	9.2	Met
Greg Blunden	3.0	1,800,000	55,423	2,868,123	2,406	124,511	2,992,634	5.0	Met
Bruce Marchand	3.0	1,635,000	36,728	1,900,696	3,804	196,857	2,097,553	3.8	Met
Karen Hutt	3.0	1,530,000	19,507	1,009,497	2,476	128,128	1,137,625	2.2	On Track
Richard Janega	3.0	1,575,000	61,073	3,160,514	14,553	753,107	3,913,621	7.5	Met

(1)	Based on executive’s respective base salary as of December 31, 2022.

All NEOs, except for one, have met their required ownership levels. Considering the changes to the share ownership calculations, Ms. Hutt will receive a two-year extension to reach her ownership requirement.

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Employee Common Share Purchase Plan

Executives are also eligible to participate in the Employee Common Share Purchase Plan, which allows employees of Emera and its operating companies to purchase Emera common shares through regular payroll deductions or lump-sum payments. Participants can contribute up to $20,000 CAD/$15,000 USD per year, and the Company will match 20 per cent on employee contributions up to the contribution limit. The purchase price of the common shares under the Plan is the average of the daily high and low board lot trading price on the TSX for the five trading days prior to the purchase date. At Emera’s option, shares may be purchased instead on the market at prevailing market prices. All common shares purchased under the Plan are immediately vested. Executives participate on the same terms as all other eligible employees.

There are 2,729,615 common shares that remain available for issuance under the Employee Common Share Purchase Plan, which represents approximately 1.03 per cent of the weighted average total issued and outstanding common shares of the Company in 2022.

The table below shows the burn rate ratio for the Employee Common Share Purchase Plan, as defined in the table and measured as a percentage of the weighted average number of shares outstanding for the respective year.

	2022 (%)	2021 (%)	2020 (%)
Burn rate
(number of common shares granted in a fiscal year, divided by the weighted average total number of shares outstanding)	0.15	0.16	0.13

The Board may, from time to time, without notice and without shareholder approval, amend, modify, change, suspend or terminate the Employee Common Share Purchase Plan as it, in its absolute discretion, determines appropriate; however, shareholder approval shall be required for any amendment, modification or change that:

•

Increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event;

•	Extends eligibility to participate to non-employee Directors;

•	Permits rights under the Employee Common Share Purchase Plan to be transferred other than for normal estate settlement purposes;

•	Permits awards to be granted under the Employee Common Share Purchase Plan in addition to the purchase of common shares using contributions from participants and the Company;

•	Increases either of the 10 per cent insider participation limits; or

•	Deletes or reduces the range of amendments that require shareholder approval under this paragraph.

The maximum number of shares issuable to insiders of the Company under all security-based compensation arrangements (including the Stock Option Plan and the Plan) at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company.

The benefits under the Plan are not assignable, and if a Plan participant ceases to be an employee of an Emera Company, their eligibility to participate in the Plan ceases.

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Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables and benefits to which each NEO would be entitled based on differing departure scenarios – resignation, termination for cause, termination without cause, separation from the Company in circumstances of a change of control, and retirement, assuming the triggering event took place on December 31, 2022. Incremental benefits in connection with a change of control are realized only in the event of a termination of employment following a change of control and no incremental benefit is realized solely on a change of control.

Name	Departure scenario (1)	Cash severance ($)	Short-term incentive ($)	Performance share units (“PSUs”) ($) (2)	Restricted share units (“RSUs”) ($) (2)	Stock options ($) (3)	Continuation of benefits (present value) ($) (4)	Total ($)
Scott Balfour	Resignation	—	—	—	—	—	—	—
	Termination for cause	—	—	—	—	—	—	—
	Termination without cause	2,200,000	2,200,000	—	—	—	5,400	4,405,400
	Control change	2,200,000	2,200,000	5,411,610	2,705,504	408,684	5,400	12,931,198
	Retirement	—	—	—	—	—	—	—
Greg Blunden	Resignation	—	—	—	—	—	—	—
	Termination for cause	—	—	—	—	—	—	—
	Termination without cause	900,000	720,000	—	—	—	6,983	1,626,983
	Control change	900,000	720,000	1,263,773	631,851	95,294	6,983	3,617,901
	Retirement	—	—	—	—	—	—	—
Bruce Marchand	Resignation	—	—	—	—	—	—	—
	Termination for cause	—	—	—	—	—	—	—
	Termination without cause	817,500	572,250	427,049	102,587	—	2,091	1,921,477
	Control change	817,500	572,250	837,871	418,525	72,192	2,091	2,720,429
	Retirement	—	—	—	—	—	—	—
Karen Hutt	Resignation	—	—	—	—	—	—	—
	Termination for cause	—	—	—	—	—	—	—
	Termination without cause	765,000	535,500	—	—	—	1,868	1,302,368
	Control change	765,000	535,500	796,538	398,432	43,006	1,868	2,540,344
	Retirement	—	—	—	—	—	—	—

(1)	Please see the tables following for a description of the entitlements of each NEO under the various departure scenarios.
(2)	Payouts for PSUs assume a performance factor of 1.0 and both PSUs and RSUs are valued using the average closing share price for the last 50 trading days of 2022 ($51.66).
(3)	Stock options are valued using the closing share price on December 30, 2022 of $51.75.
(4)	Continuation of benefits may reflect amounts for health and dental benefits and insurance benefits, pursuant to the terms of the NEOs’ employment contracts, as applicable.
(5)	Mr. Janega retired on December 31, 2022 and has therefore been excluded from the above table. His entitlements on retirement are outlined in the table on page 101.

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The following is a summary of each NEO’s entitlements on departure, based on his or her employment contract or the applicable plans as of December 31, 2022.

Scott Balfour

Resignation	All unvested PSUs, RSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 24 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Balfour may elect to terminate employment for “good reason”, as defined below, within 24 months of the change of control, and receive 24 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of (a) six months from the termination date; and (b) 10 years from the original grant date.

Retirement	Mr. Balfour becomes eligible to retire with an unreduced pension as of April 30, 2027. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options granted prior to 2022 continue to be eligible to vest for two years past retirement and any unvested stock options granted in 2022 or later will continue to vest in full. Any stock options granted prior to 2022 that do not vest within two years of retirement are forfeited. All vested stock options granted prior to 2022 must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date. Stock options granted in 2022 or later will remain exercisable for the entire term of the option.

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Greg Blunden

Resignation	All unvested PSUs, RSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities Mr. Blunden may elect to terminate employment for “good reason” (1), as defined below, within 24 months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of (a) six months from the termination date; and (b) 10 years from the original grant date.

Retirement	Mr. Blunden becomes eligible to retire with an unreduced pension as of December 31, 2024. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options granted prior to 2022 continue to be eligible to vest for two years past retirement and any unvested stock options granted in 2022 or later will continue to vest in full. Any stock options granted prior to 2022 that do not vest within two years of retirement are forfeited. All vested stock options granted prior to 2022 must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date. Stock options granted in 2022 or later will remain exercisable for the entire term of the option.

Bruce Marchand

Resignation	All unvested PSUs, RSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out based on an estimated future value. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Marchand may elect to terminate employment for “good reason” (1), as defined below, within 24 months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of (a) six months from the termination date; and (b) 10 years from the original grant date.

Retirement	Mr. Marchand became eligible to retire with an unreduced pension as of June 30, 2022. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options granted prior to 2022 continue to be eligible to vest for two years past retirement and any unvested stock options granted in 2022 or later will continue to vest in full. Any stock options granted prior to 2022 that do not vest within two years of retirement are forfeited. All vested stock options granted prior to 2022 must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date. Stock options granted in 2022 or later will remain exercisable for the entire term of the option.

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Karen Hutt

Resignation	All unvested PSUs, RSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company and Ms. Hutt’s employment is terminated without cause or Ms. Hutt terminates her employment for “good reason”, as defined in her employment agreement and below, within 24 months of the change of control, Ms. Hutt is entitled to receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of (a) six months from the termination date; and (b) 10 years from the original grant date.

Retirement

Ms. Hutt participates in the Defined Contribution pension plan and is eligible to retire any time after age

55. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options granted prior to 2022 continue to be eligible to vest for two years past retirement and any unvested stock options granted in 2022 or later will continue to vest in full. Any stock options granted prior to 2022 that do not vest within two years of retirement are forfeited. All vested stock options granted prior to 2022 must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date. Stock options granted in 2022 or later will remain exercisable for the entire term of the option.

Richard Janega

Retirement	Mr. Janega retired from the Company on December 31, 2022. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options granted prior to 2022 continue to be eligible to vest for two years past retirement and any unvested stock options granted in 2022 or later will continue to vest in full. Any stock options granted prior to 2022 that do not vest within two years of retirement are forfeited. All vested stock options granted prior to 2022 must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date. Stock options granted in 2022 or later will remain exercisable for the entire term of the option.

In consideration of Mr. Janega’s service with the Company, Mr. Janega was entitled to a Retirement Award of $262,500, which is a lump sum cash payment equal to one week’s base salary for each year of service (to a maximum of 26 weeks).

(1)	“Good reason” is described as any of the following events occurring without the NEO’s consent:

•	the Company materially diminishes the NEO’s position, authority, duties or responsibilities;

•	the Company requires the NEO to be based at a location more than 50 km from his or her current work location or to travel to a significantly greater extent; or

•	the Company materially reduces the NEO’s annual base salary or their target incentive awards.

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Shares Authorized for Issuance Under Equity-based Compensation Plans

The following table shows shares authorized for issuance under the Stock Option Plan and the Employee Common Share Purchase Plan as of December 31, 2022. There are no equity-based compensation plans that were not approved by shareholders.

	(A)	(B)	(C)
Plan category	Number of shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options ($)	Number of shares available for future issuance under equity compensation plans (excluding column (A))
Equity-based compensation plans approved by shareholders
• Senior Management Stock Option Plan	2,853,879	50.41	3,141,410
• Employee Common Share Purchase Plan	N/A	N/A	2,729,615

Total	2,853,879	50.41	5,871,025

Loans to Directors and Officers

No current or former Directors, officers or employees of Emera, or any of its subsidiaries, had any loans with Emera or any of its subsidiaries since the beginning of the most recently completed financial year, other than routine indebtedness as defined under Canadian securities laws.

Material Transactions

During the most recently completed financial year, insiders of the Company and its affiliates, including Directors, executive officers, proposed Director nominees or their associates or corporations they controlled, did not have any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or will materially affect the Company.

Management Contracts

There are no functions of management that are performed by a person or company other than the Directors, executive officers or other employees of the Company.

Audit Committee Information

For information regarding Emera’s Audit Committee, including its Charter, composition, relevant education and experience of its members, Audit Committee oversight, policies and procedures for the approval of non-audit services and Auditors’ service fees, please refer to the “Audit Committee” section and to “Appendix ‘D’ – Emera Incorporated Audit Committee Charter” of Emera’s Annual Information Form, for the year ended December 31, 2022, available under Emera’s profile on SEDAR at www.sedar.com, or by contacting the Corporate Secretary of the Company.

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Appendix A

Emera Incorporated Board of Directors Charter

The fundamental responsibility of the Board of Directors (the “Board”) is to provide stewardship and governance to Emera Incorporated (“Emera”) for the long-term success of the Company by overseeing management of the business.

In addition to the powers set out in Emera’s Articles of Association, the Board shall have the following duties and responsibilities.

STRATEGIC PLANNING

The Board shall provide oversight and guidance on the strategic issues facing Emera.

The Board shall oversee a strategic planning process resulting in a strategic plan which shall be approved on an annual basis and will take into account, among other things, the opportunities and risks of the business.

The Board shall regularly consider Emera’s strategy, evaluate progress made in pursuing that strategy, and consider any adjustments to the strategy that may be required from time to time.

The Board shall review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

The Board shall review and approve all material acquisitions, dispositions, projects, business plans, and budgets.

CULTURE

The Board shall oversee management’s approach to addressing Emera’s Environmental, Social and Governance (“ESG”) impacts, risks and opportunities that are most important to its business performance and to key stakeholders.

The Board shall be comprised of a majority of “independent directors” as defined from time to time under applicable legislation and the rules of any stock exchange on which Emera’s securities are listed for trading.

The Chair shall be an “independent director” as defined above.

The Board shall review and approve standards for ethical business conduct for employees, officers and Directors of Emera and its subsidiaries and affiliates and a procedure for monitoring compliance with such code throughout the Company.

The Board shall satisfy itself as to the integrity of the Chief Executive Officer and executive officers and management’s creation of an integrity-based culture throughout the Company.

RISK RESPONSIBILITY

The Board shall oversee the implementation by management of appropriate systems to identify, report and manage the principal risks of Emera’s business. The Board will consider Emera’s risk profile and oversee Emera’s risk management by reviewing:

(a)	the regular identification and assessment of the principal risks of Emera;

(b)	the process for ongoing monitoring and reporting of the principal risks of Emera;

(c)	the effectiveness of Emera’s mitigation response to its principal risks;

(d)	the alignment of risk management with Emera’s risk profile, its strategy, and its organizational objectives, including capital and resources allocation.

The Board shall also review Emera’s annual insurance program and uninsured exposure and Emera’s business continuity and disaster recovery plans.

The Board shall receive regular updates on the status of risk management activities and initiatives.

The Board shall review management’s processes that provide reasonable assurance of compliance with applicable legal and regulatory requirements.

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LEADERSHIP AND SUCCESSION

The Board shall oversee policies and practices to enable the Company to attract, develop and retain the human resources required by the Company to meet its business objectives.

The Board shall appoint executive officers and delegate the necessary authority for the conduct of the business.

The Board shall establish annual performance expectations and corporate goals and objectives for the Chief Executive Officer and monitor progress against those expectations.

The Board shall evaluate the performance, and, following a review of recommendations from the Management Resources and Compensation Committee, approve compensation for executive officers.

The Board shall oversee the succession planning program for the Chief Executive Officer and other key executive positions from time to time.

FINANCIAL

The Board shall oversee the financial reporting and disclosure obligations imposed on the Company by laws, regulations, rules, policies and other applicable requirements.

The Board will review the financial performance of the Company and declare dividends as appropriate.

The Board shall approve for release to the public as necessary the Company’s financial statements, management’s discussion and analysis (“MD&A”) and earnings releases prepared by management and oversee the Company’s compliance with applicable audit, accounting and reporting requirements.

The Board shall review the quality and integrity of Emera’s internal controls and management information systems.

CORPORATE COMMUNICATIONS AND PUBLIC DISCLOSURE

The Board shall review and approve a formal corporate disclosure policy and oversee policies and processes for accurate, timely and appropriate public disclosure.

The Board shall oversee systems for receiving feedback from stakeholders and review such feedback received by the Company.

GOVERNANCE RESPONSIBILITY

The Board is responsible for overseeing the Company’s corporate governance policies and practices and shall maintain a set of corporate governance practices that are specifically appropriate to the Company.

Pursuant to the Articles, the Directors shall appoint one of the Directors as Chair of the Board and such Director shall not be an employee of Emera or any of its affiliates or subsidiaries.

The Board shall establish appropriate structures and procedures to allow the Board to function independently of management and in the interests of the Company and its shareholders.

The Board, in carrying out its mandate, shall appoint committees of the Board and delegate certain functions to those committees, each of which shall have its own written charter. Notwithstanding such delegation, the Board retains its oversight function and ultimate responsibility for these delegated functions.

The Board shall oversee a process for the selection of qualified individuals for Board nomination and shall approve selection criteria for identifying Director candidates taking into account the competencies and skills the Board as a whole should possess.

The Board shall undertake regular evaluation of the Board, the Chair of the Board, the Board committees and individual Directors.

The Board shall undertake regular evaluation of Directors’ compensation.

The Board shall review this Charter annually to ensure it appropriately reflects the Board’s stewardship responsibilities.

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APPENDIX B

Emera Incorporated

(The “Company”)

Resolution Amending the Senior Management Stock Option Plan

RESOLVED THAT:

1.

The Senior Management Stock Option Plan (the “Plan”) of the Company be amended to provide that if an option should expire during a Company trading blackout period or within five (5) business days of the end of a such blackout period, the expiry date of the option will be extended to ten (10) business days following the end of the applicable trading blackout period, and to make a corresponding change in the amendment provision of the Plan.

2.

Any Director or Officer of the Company be and is hereby authorized and directed to execute, whether under the corporate seal of the Company or otherwise, and to deliver all documents or instruments in writing and to do all such other acts and things as may be determined necessary or appropriate to carry out the terms of this resolution, the making of such determination to be conclusive evidence of the necessity or appropriateness.

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